5/30.

Follow-Up Materials

06013884

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Herdez

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JUN 01 2006

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 3818 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/1/06

Giving Value to your Trust

GRUPO HERDEZ 2005 ANNUAL REPORT


HERDEZ
Champiñones
ENTEROS
HERDEZ
Champiñones
EN ESCABECHE
HERDEZ
Ensalada

Mission

The purpose of Grupo Herdez is to place within the reach of consumers, particularly in Mexico and in the United States, quality foods and beverages under brands with growing prestige and value.

Vision

Grupo Herdez aims to consolidate, grow and position itself as a leading organization in the food and beverage industry, recognized by the quality of its products and the effectiveness of its efforts to focus on satisfying the consumer's needs and expectations; while ensuring optimal customer attention and service, under strict profitability criteria and strategic potential.

Values

honesty

We conduct ourselves correctly because we utilize the resources assigned with responsibility and transparency, showing respect towards the possessions of others (material honesty), because we clearly express our thoughts and beliefs (intellectual honesty) and because we behave in accordance with the company's policies and values, always aware of the consequences of our actions (moral honesty).

results driven

We fulfill our commitments, and whenever possible we surpass them by searching to improve our performance while keeping in mind that we are responsible for ensuring that the results of our activities add value to the processes in which we participate.

team work

We build teams in order to accomplish the shared objectives, while adding talent and commitment and respecting the difference of opinions, knowledge and abilities because teamwork, respect and mutual support are the foundation of our relationships.

Trust is the outcome of behaving in accordance to the values of Grupo Herdez, it is the consequence of honest behavior, of being focused on results, of working as a team and at the same time it connects these three values and integrates them into a coherent, meaningful set.

The previous is reflected in the quality of the products and services, a result of our work, and is therefore present in the opinion of our clients and customers.

Contents

Group Profile

GRUPO
HERDEZ.

More than 90 years of dedication and experience have positioned Grupo Herdez as a market leader in Mexico, with important presence in the United States, Canada, Europe, and Central America.

- Grupo Herdez produces, markets and distributes processed foods and drinks, as well as pasta.

- The Group has a solid portfolio of the highest quality products sold under brand names such as Herdez, McCormick, Doña María, Barilla, Yemina, Vesta, Búfalo, Carlota, Yavaros, Solo Doña María, Festín, Hormel, Kikkoman and others, all of which are highly recognized and valued in the Mexican market. More than 500 different products are sold in Mexico and abroad through supermarkets, wholesalers, institutional establishments and "mom&pop" stores.

- Currently, Grupo Herdez has four strategic 50% alliances with leading corporations worldwide: one with McCormick and Company Inc., two with Hormel Foods Corp. and one with Barilla GeR Fratelli S.p.A.

- The Group's infrastructure is comprised of 8 plants and 8 Distribution Centers in Mexico, employing more than 5,000 people and providing service to over 12,000 clients. The company also has a research and development center that enables it to offer new and improved food products, providing added value for clients and consumers.

- Through its Herdez Foundation, Grupo Herdez provides Mexico with new nutritional possibilities, conducts and disseminates scientific research about agriculture and nutrition, and assists different communities around the country.


HERDEZ
Salsa
CASERA
McCORMICK
HERDEZ
Champiñones
EN ESCABECHE
Ensalada
DE LEGUMBRES
MOLE
festín
ATUN
HERDEZ
SOY
BEBIDA DE SOYA
Búfalo
CATSUP
MANGO
CARNE DE
Reducida
en Grasa
Barilla
BAVETTE n.13
NUEVO

Leading Brands and Products

Proprietary Brands



HERDEZ: home-style sauces, mushrooms, vegetables, fruits in syrup, juices and nectars, 8-vegetables juice, tuna, tomato puree, vinegar and beverages.

BÚFALO: hot and home-style sauces, ketchup-style sauce, olives and vinegar

DOÑA MARÍA: mole paste, liquid mole, pipian and adobo sauces, ready-to-serve meals and sauces for stews.

CARLOTA: honey, maple syrup and corn syrup for infants.

FESTÍN: beverages.

YAVAROS: sardines and tomato paste.

Associated Brands



McCORMICK: mayonaisse, dressings, mustards, marmalades, spices, teas and seasonings.

HORMEL: spam, sausages, meat with beans, meat with potatoes and chili, sliced turkey, turkey, chicken and ham pieces, herdez meats like patês, deviled ham and sausages.

BARILLA, YEMINA and VESTA: Pasta in different presentations and pasta sauces.

SOLO DOÑA MARÍA and SOLOMATE DOÑA MARÍA: chicken bouillon and chicken bouillon with tomato, granulated and in cubes.

Distributions



KIKKOMAN: variety of soy sauces and teriyaki sauces.

Financial Highlights

Expressed in millions of constant pesos as of December 31, 2005 (except cases, per share information and financial ratios) NC: Not comparable

Grupo Herdez	2005		
NET SALES	5,705.6	5,630.9	1.3 %
Domestic Sales	5,276.8	5,266.2	0.2 %
Export Sales	428.8	364.7	17.6 %
GROSS PROFIT	2,286.4	2,097.2	9.0 %
Gross Margin	40.1 %	37.2 %	2.9 pp
OPERATING INCOME	798.6	433.9	84.1%
Operating Margin	14.0 %	7.7 %	6.3 pp
EBITDA	915.8	551.8	66.0 %
Percentage to Sales	16.1 %	9.8 %	6.3 pp
MAJORITY NET INCOME	300.6	(13.3)	NC
Percentage to Sales	5.3 %	(0.2 %)	5.5 pp
TOTAL ASSETS	4,448.2	4,552.0	(2.3 %)
TOTAL LIABILITIES	1,838.2	2,343.6	(21.6 %)
CAPITAL EXPENDITURES	358.4	54.8	554.0 %
BANK DEBT	1,024.7	1,415.8	(27.6 %)
BANK DEBT/EBITDA (times)	1.1	2.6	(1.5)
BANK DEBT/CONSOLIDATED EQUITY (times)	0.4	0.6	(0.2)
CONSOLIDATED EQUITY	2,610.0	2,208.3	18.2 %
YEAR END SHARES OUTSTANDING (millions)	432	422	2.4 %
YEAR END STOCK PRICE	7.85	5.30	48.1 %

Distribution Channels


7.5%
1.5%
3.4%
46.4%
41.2%

percentages

- self-service stores
- wholesalers and "mom&pop" stores
- government
- exports
- others

Sales Contribution by Products Segments


7.5%
1.7%
50.9%
10.4%
10.3%
8.7%
10.5%

percentages

- sauces and dressings
- juices, fruits and desserts
- vegetables
- meat and seafood
- pastas
- other
- exports

Net Sales by Business Segment


7.5%
0.1%
34.9%
57.5%

percentages

- herdez companies
- associated companies
- exports
- others

Message to our Shareholders



Dear Shareholders:

The year 2005 was marked by particularly relevant achievements for Grupo Herdez.

The first one I will refer to, because it addresses all the others and in fact will influence everything we do from here on at Herdez, defines the Group's direction. During the period covered by this report, we focused much of our attention on the task of precisely establishing our raison d'être as a corporation, how we see ourselves in the future, and the general performance guidelines for all the members of the organization.

From a financial perspective, I am pleased to inform you that we had extremely positive results in the year, to the extent that we registered the highest operating profit in fifteen years.

Sales performance was satisfactory, particularly considering the operational reorganization that we undertook, but we know that there are still areas of opportunity on which we must focus our efforts.

The Group's total sales as of December 31, 2005, rose to $5,705.6 million pesos, an increase of 1.3% in real terms, despite the elimination of lines and products in the period.

Domestic sales benefited from good performance in the pasta, mole and home-style salsa segments, as well as the recent launches of new products, packaging and presentations.

The performance of our exports to the United States deserves special mention; despite some raw material supply problems, sales increased 17.6%, totaling $428.8 million pesos or 7.5% of total net sales in 2005.

The cost of sales as a percentage of sales decreased considerably, declining from 62.8% in 2004 to 59.9% in 2005, due to three key factors: i) stabilization in the price of some raw materials, ii) a different sales mix and iii) centralization of some production processes.

As such, gross profits in the year rose by 9.0%, in real terms.

We were able to be more efficient regarding the use of operating expenses, which fell 10.5%, or 3.4 percentage points in terms of sales, declining from 29.5% in 2004 to 26.1% in 2005.

Lower costs and expenses resulted in an 84.0% growth in operating profits, rising from $433.9 million pesos in 2004 to $798.6 million in 2005, and leading to a 6.3 percentage point margin expansion. Likewise, EBITDA rose 66.0%, from $551.8 million pesos to $915.8 million in 2005, the highest in fifteen years.

In the year covered by this report, Grupo Herdez recognized two extraordinary items that, for the most part, were non-cash items: i) adoption of Statement C-15, *Impairment in the value of long-lived assets and their disposal*, issued by the Mexican Institute of Public Accountants, and ii) a write-off regarding Los Robles plant shut down in Veracruz.

These items led to non-recurring charges of over $30 million pesos, which were compensated with a tax recovery of $31.8 million, net. These costs are explained in detail within the report.

Excellent operating results after these extraordinary items resulted in a 331.6% increase in consolidated net profit, which rose from $115.6 to $498.9 million pesos in 2005, while Grupo Herdez's net profit totaled $300.6 million. This figure compares very favorably to the $13.3 million peso loss registered in 2004, which included an extraordinary charge of $71.8 million attributable to the adoption of the aforementioned Statement C-15.

It is important to emphasize our efficient management of working capital, particularly in inventories, as cash generated by operations rose to $835 million pesos, a 69.3% increase with respect to the same line item in 2004.

Throughout the year, we invested $358.4 million pesos for the acquisition of fixed assets, mainly the purchase of the three tuna vessels that had previously been under lease, and the new McCormick de México plant in the *Duque de Herdez* Industrial Complex in the state of San Luis Potosí. The remainder was directed towards investments to keep the Group's production facilities at optimum levels.

At the same time, we continued to reduce our interest-bearing liabilities, so that by December 31, 2005, our debt was $1,024.7 million, or $345.4 million nominal pesos less than at year end 2004. In addition, our debt structure now has a more flexible profile in order to finance our future growth.

Majority shareholders' equity increased by 23.0% in 2005, excluding inflation, while average return of majority equity was 16.8% and average return of consolidated shareholders' equity rose to 20.7%.

Coming back to the issue of the company's direction, I would like to take this opportunity to emphasize that Grupo Herdez's core business, around which all the organization's activities revolve, is sales and marketing. In fact, this is what gave rise to the company, and today we are essentially a trading enterprise, with a commercial culture.

Grupo Herdez aims to grow in a sustainable manner, consistently strengthening the value of its brands, as a result of:

- placing quality products within the reach of consumers, products that make their life easier, contribute to meeting their nutritional needs, and provide them pleasure;
- incorporating innovation in the development of products and packaging, as well as developing other distribution channels;
- developing strategic alliances with which to generate synergies;
- ensuring efficiency in every part of the supply chain;
- keeping an appropriate value to price ratio;
- exceeding our clients' service expectations; and
- offering you attractive profitability.

We are back on the path towards profitable growth, directing our investments in the market more efficiently, and primarily, towards the consumer who, in the end, is the one who determines demand for our products and thus our success as a company.

Trust has defined us throughout the history of the company, and it is up to us to ensure that trust continues to be a word directly associated with Grupo Herdez.

The strength of our results and our financial flexibility are a solid starting point in the course of achieving our growth goals under profitability criteria and consumer focus; we give value to their trust and with that, to the trust of all stakeholders.

Sincerely,

Héctor Hernández-Pons Torres
President and CEO


McCORMICK
Mayo
CONT. NET.
250 g
CON TODA CONFIANZA...ES
HERDEZ
Ensalada
DE LEGUMBRES
Plumilla 2
Enriquecida con vitaminas/Enriched with vitamins
CONT.NET 200g (7 OZ)
Product of Mexico

At Grupo Herdez we have improved our presentations and introduced to the market hermetically sealed packaging that keeps food fresh, is easy to handle and store, and responds to our consumers' lifestyles.



Consumer Oriented



et Sales of Sauc s d Dre sings
2,582.4
2,757.9
2,906.2
2003
2004
2005
million pesos



Continuous product innovation that anticipates and responds to our consumers' lifestyles, with attractive, functional and economic packaging

- The Research and Development department worked on quality improvement, ingredient substitution and new product development projects. We offer our consumers nutritious, low calorie options that save preparation time.

High brand value through marketing strategies

- Our goal is to grow brands and keep them positioned among the first or second largest in the market. We will achieve this by strengthening recently launched products through media advertising and point-of-sale promotions to ensure greater reach and higher purchase frequency.

Maintaining consumer preference for Herdez products because of their quality, flavor and availability

- Satisfying our consumers is an ongoing process, with each brand working to introduce flavorful and high quality products.
- Our 800 service line provides constant feedback from our consumers and was awarded fifth place among the 40 most important companies in Mexico, according to a study conducted by the Mexican Telemarketing Institute.




HERDEZ
Búfalo®
SALSA DE TOMATE
TIPO CATSUP
CARLOTA
100% PURA
CALIDAD DE
EXPORTACIÓN
Barilla®
500 g
con la presentación
de 500g
Nº1 IN ITALIA
Nº1 EN ITALIA

We undertook point-of-sale activities such as contests, tastings, exhibits and promotional materials in order to differentiate our brands from the competition and to attract consumers to our products, increasing sales turnover.

Proximity to our clients



Net export sales



359.5
364.7
428.8
2003
2004
2005
million pesos



We established long-term relationships with high client satisfaction

□ In conjunction with our clients, we developed programs to help market our products in a profitable way. We take into account their needs and expectations, creating service links that improve mutual trust.

Increase our presence at the points of sale

□ Throughout the year, we undertook point-of-sale activities such as contests, tastings, exhibits and promotional materials in order to differentiate our brands from the competition and to attract consumers to our products, increasing sales turnover.

Optimization of the distribution network

□ We understand the market place, which allows us to execute specific actions to make our distribution operations more efficient, keeping our products within the reach of consumers.

Strategies for international distribution

□ We have found better alternatives to market our products abroad –particularly in Europe– through distributors with experience in marketing ethnic products in each market. This, and increased consumer demand in all markets, were the main drivers for export sales having reached $428.8 million pesos in 2005.



SPAM
SPAM

We continued to streamline the portfolio during the year in order to focus on food and drink products with growth potential or that generate the profits we desire.


CON TODA CONFIANZA...ES
HERDEZ
SOY
frut
BEBIDA DE
HERDEZ
Néctar de
HERDEZ
Contenido Neto 250 ml


HERDEZ
HERDEZ

Profitable Sustained Growth


Operating Income
798.5
433.9
356.0
2003
2004
2005
million pesos



Financial discipline in the use of cash

☐ Grupo Herdez's operations generated $835 million in cash that was used to strategically invest in fixed assets and reduce interest-bearing liabilities, which at year end represented 1.1 times annual EBITDA.

Results oriented

☐ We changed our investment mix in advertising and promotion for an emphasis on the consumer, significantly lowered operating costs to 26% of sales, and worked under a margin management philosophy. These actions allowed us to reach an operating profit of $798.5 million, an unprecedented improvement in the company's history.

Operating efficiency and supply chain improvement.

☐ We inaugurated the new McCormick de México plant in the "Duque de Herdez" Industrial Complex in San Luis Potosí, increasing our production capacity. We finalized the shut down of the "Los Robles" plant in Veracruz, moving the production of diverse product lines to the San Luis plant in order to consolidate operations.

☐ We continued ISO and HACCP certification throughout the year, and simultaneously, we equipped all our Distribution Centers with warehouse and shipment administration systems that will allow us to track inventories more closely.




Nuevo
Doña María
Mole
LISTO PARA
Nuevo Sazón
Doña María
LISTA PARA GUISAR
Verde
MOLE
Doña María
CONTENIDO NETO 125g

Employee training of all kinds and at all levels has been a fundamental element for the Group, encouraging their professional development. The company directly provides valuable and well-paid jobs that extend into other sectors it has contact with, such as agriculture and fishing.

Strength and Long Term Vision



Operating Expenses



1,821.2
1,663.3
1,487.8
2003
2004
2005
million pesos



Transparency and strength in corporate governance

☐ As a public company, our responsibility towards investors is a priority. We stand out as one of the companies whose Board of Directors has the greatest independence, and we have a corporate governance structure in which decisions are made according to the Code of Best Corporate Practices.

Commitment to our communities

☐ Grupo Herdez works to support its suppliers with different tools: it provides technical support to its main co-packers to improve their quality and service, and it maintains a "Productive Supply Chain" agreement with Nacional Financiera S.N.C., which allows suppliers access to credit facilities at competitive interest rates.

☐ Through the Herdez Foundation, we promote a culture of nutrition in different sectors: social, educational, cultural, and in science and technology.

Preservation of natural resources

☐ We have wastewater treatment plants and use natural gas for most of our production processes in order to have a minimal impact on the environment. We collect, separate and sell most of our industrial waste to avoid saturation and contamination of dumps.

☐ In accordance with our philosophy, all of our fishing vessels comply with seasonal bans. In the agricultural sector, we forbid the use of pesticides and insecticides that harm flora and fauna.



Summary of Activities


Doña María
3 PORCIONES

In 2005, this business unit carried out significant changes in order to increase profitability and operating efficiency. Streamlining of the product portfolio continued, as well as the relocation of certain production processes.

Although attention was centered on these two issues, investments in advertising were done with a focus on young consumers and contemporary homemakers, and new products were introduced into the market in order to satisfy convenience, nutrition and quality needs.

In the vegetable products line, Herdez launched the new tomato paste in tetra-pack packaging for the preparation of stews and casseroles, as well as several complimentary products that can also be consumed as snacks.


HERDEZ
HERDEZ
HERDEZ
Piña Colada
Bloody Mary
Conga

The number of beverage products offered was increased with the introduction of two new product lines: Cocktail


Oven Roasted
TURKEY
100% White, Lean Turkey
Hormel
SPAM
SPAM
Reducido en Grasa
CONTENIDO NETO 340g

Marketing activities during the year included both strategic design and attention to the specific needs of each distribution channel.

We achieved better category management and restructured the operation of "cosacos" delivery personnel, allowing us to be more efficient and to decrease distribution expenses.

On the other hand, we allocated more resources to Foodservice, giving a significant boost to its development.

drinks comprised of Conga, Bloody Mary and Piña Colada, which can be consumed alone or with alcohol, and soy-based beverages under the Soyfrut brand, in apple, mango, strawberry and orange flavors, which are a perfect healthy beverage alternative with many protein and energy properties.

For its part, the Búfalo brand increased its sales in the olive category with the strength of its glass packaging.

Búfalo home-style salsas, despite having suffered raw material shortages, regained strength with the introduction of new flavors, Salsa Potosina and Yucateca, with a new image. This brand also introduced a ketchup-style tomato sauce in a unique tetra-pack container with an easy opening and re-usable dispenser pump.

Carlota syrups also introduced new products, such as light maple syrup, butter maple syrup and vanilla-flavored corn syrup.

During 2005, Doña María kept its leadership in mole paste while it explored new uses such as liquid mole and "ready-to-serve" sauces and meals, which save homemakers preparation time while maintaining the quality and flavor for which the brand is known for.


HERDEZ
festín
200 ml
PLAZA SÉSAMO

Product and packaging innovation, and excellent flavor and quality are the characteristics which give value to Herdez, Doña María, Búfalo, Carlota, Festín and Yavaros brands, and position them among the leaders in consumer preference.


Búfalo
ACEITUNAS
DESHUESADA
NEGRA
MANZANILLA


Bank Debt
1,684.2
1,370.1
1,024.7
2003
2004
2005

million pesos
(nominal pesos of each year)

Summary of Activities

Affiliated Companies


Barilla

□ Following trends in convenience, the brands in this business unit in 2005 included easy-to-prepare processed foods to help consumers save time without sacrificing flavor or quality. On the other hand, with the goal of staying at the forefront, we made some packaging changes that, aside from being original, are also practical and durable.

□ As part of updating its image, McCormick modified the design of its mayonnaise, mustard and dressing labels, and changed metallic lids to plastic. For these lines, the new flexible "Doy Pack" was introduced. Its design immediately attracted attention, and it was given the international "Gold Award Winner in Packaging Excellence" prize by the "Flexible Packaging Association."

□ Barilla, the leading brand in top quality pastas, introduced an original line of Mexican Seasoning Pasta Sauces, in

Export Business


Doña María
Salsa Mole

□ Despite the scarcity of some raw materials at the beginning of the year, we maintained adequate inventory levels for all our distributors and attained extraordinary performance in export sales, which increased 21.0% in terms of cases and 17.6% in value.

□ These increases can be explained by higher demand in categories such as mole, home-style salsas, tender cactus and peppers in the United States, and by sales growth in the Canadian market.

several flavors: tomato with red pepper, with chipotle, and with jalapeño and spices, as well as tomato with mushrooms and chipotle. All of these sauces are made without preservatives. These products were designed especially for the Mexican market in order to draw consumers to pasta as a main course, not only as a nutritious option, but also as quick and easy to prepare.

☐ In addition, Associated Companies realigned its advertising investments to consistently and aggressively support its brands, enabling it to retain its "Top of Mind" mentions by consumers.

Net Sales of Pasta


521.2
530.8
591.4
2003
2004
2005
million pesos


Barilla
Barilla
Barilla
Barilla
TOMATE CON PIMIENTO MORRÓN
TOMATE CON CHILPOTLE

Maintaining the dynamic pace of new product and packaging introductions, as well as consolidating launches from previous years, will reinforce the leadership and value that McCormick, Barilla, Yemina, Vesta, Solo Doña María and Hormel brands have demonstrated so far.

☐ Among the activities in Europe, new packages and presentations with a more modern image were developed in order to introduce the whole range of Doña María products into other countries.


Búfalo
MEXICANA
Búfalo
PICANTE LIMÓN
Búfalo
Búfalo
¡NUEVA!
CONT. NET. 1.0 kg
Búfalo
VINAGRE



Our People and the Community



Fundación HERDEZ



OUR PEOPLE

One of the fundamental aspects in Grupo Herdez's development has been constant attention to its labor relationships, making sure they are harmonious both individually and collectively, encouraging an environment of trust and communication between everyone that is part of this great Company.

As of December 31, 2005, the company directly employed 5,579 people, of which 2,986 were unionized, and 2,593 under direct contract. Headcount was virtually unchanged from the previous year.

HERDEZ FOUNDATION

In accordance with the main goals of our Foundation, several activities were carried out in the educational, cultural, and social services fields, as well as scientific and technological research, in order to promote nutritional development.

In the educational sector, the "Our Duque de Herdez Cuisine" gallery provided orientation about our culinary history to domestic and foreign visitors throughout the year. The Library of Mexican Gastronomy focused on improving the field of study of Mexican cuisine with books that classify dishes according to their origin, traditions and nutritional level. In addition to this, several classes were offered such as "The Art of Making Tamales" and the "Chiles en Nogada Workshop", as well as the children's workshop "Where does Sancho's Belly Come From?" for the "Mexico City Historical Downtown Festival."

With an awareness of the obesity problem facing our country, five conferences were conducted through the Open University and Distance Learning Coordination on "Mirador Universitario" open educational television entitled "What happens when weight becomes overweight?", with the participation of ISSSTE's Diet and Nutrition School, as well as a class on "Correct Nutrition in the Prevention of Chronic Degenerative Diseases."

The Herdez Foundation, concerned for the wellbeing of the underprivileged living in our country, took upon itself, as it does every year, the commitment to support charitable organizations and disadvantaged communities. As part of its support to people in disaster situations, special food deliveries were made to the victims of hurricanes Stan and Wilma, which hit the states of Chiapas, Veracruz, Yucatán and Campeche this year.

In the science and technology area, several activities were undertaken such as the development of studies focused on food production with high nutritional value and the organization of lectures on "Myths and Truths about Eggs" and "Transgenic Foods".


Stock Performance from 2000 to 2005
$7.85
$2.90
2000
2001
2002
2003
2004
2005

A series of measures were taken in 2005 focused on increasing the company's operating margins, with an emphasis on streamlining the product portfolio, centralizing certain production processes and significantly reducing operating expenses; as a result we attained the best operating profit in fifteen years.

Net Sales

Total units sales decreased 3.1% with respect to 2004, from 42.1 to 40.8 million cases. Domestic sales declined 5.1% primarily due to presentation changes in some products and the elimination of others. The change, measured in tons, was a 2.1% decrease.

Export sales grew 21.0%, rising from 3.3 million to 4.0 million cases, comprising 9.8% of total units.

Net sales, in value, totaled $5,705.6 million pesos, a 1.3% increase with respect to the year ago figure, despite the elimination of some product lines.

The "Pasta" segment, which accounted for 11.2% of domestic sales in value, grew 11.4% as a result of greater promotional activity at points of sale, as well as new product launches.

"Sauces and Dressings", registered a 5.4% increase in value, reflecting solid market share in mayonnaises and strong performance in moles and home-style salsas.

The new beverage products introduced did not compensate for the 5.8% reduction in the "Juices, Fruits and Desserts" segment.

On the other hand, sales of "Vegetables" fell 16.4% due to the elimination of lines and products.

"Meat and Seafood" decreased 7.1% primarily as a result of low sardine sales.

Despite the lack of some raw materials, export sales increased 17.6%, totaling $428.8 million pesos, with sales of salsa and mole excelling in the U.S. Hispanic market.

Cost of Sales

The cost of sales for the period covered in this report declined 3.2%, due to:

- Better prices for some raw materials;
- A different sales mix; and
- The centralization of certain production processes.

As a percentage of net sales, the cost of sales declined by 2.9 percentage points, from 62.8% in 2004 to 59.9% in 2005.

Gross Profit

The factors mentioned before led to 9.0% growth in gross profit, which rose from $2,097.2 in 2004 to $2,286.4 million pesos in 2005. The gross margin was 40.1%, compared to 37.2% registered the previous year.

Operating Expenses

With the ongoing operational streamlining program that was implemented in mid-2004, operating expenses in the current period declined 10.5%. Due to this initiative, annual operating expenses were $175.5 million lower, declining from $1,663.3 to $1,487.8 million, or a 3.4 percentage point improvement in terms of margin.

Sales expenses were 4.3% lower, which included a reorganization of the sales force in the retail channel. Investments in advertising and promotion decreased by 23.4%, focusing resources on point-of-sale strategies, while administrative expenses were 2.2% lower with respect to the year ago figure.

Operating Profit and EBITDA

As a result of the increase in gross profit and reduction in expenses, operating profit increased by 84%, rising from $433.9 to $798.6 million, or $364.7 million more than in 2004.

The operating margin expanded by 6.3 percentage points, from 7.7% in 2004 to 14.0% in 2005. Similarly, earnings before interest, taxes, depreciation and amortization (EBITDA) totaled $915.8 million – the highest in fifteen years – or a 66.0% increase with respect to EBITDA in the previous year. EBITDA margin climbed from 9.8% to 16.1%, registering an increase of the same magnitude as operating profit.

Comprehensive Cost of Financing

The comprehensive cost of financing remained constant at $85.6 million, as lower net interest payments compensated for lower monetary position gains.

Income Before Extraordinary Items and Minority Interest

Due to the abovementioned factors, consolidated income before extraordinary items grew from $252.9 to $582.8 million, or an increase of 130.5% with respect to income reported in 2004. This figure includes the $73.8 million pre-tax benefit of an "impairment loss reversion", explained in the following section.

Non-recurring Extraordinary Items and Changes in Accounting Principles

Two extraordinary, non-recurring charges were registered in 2005 in relation to: (i) the adoption of Statement C-15 "Impairment in the value of long-lived assets and their disposal" issued by the Mexican Institute of Public Accountants, with a $73.8 million pre-tax reversal due to impairment; and (ii) an $83.9 million charge, net of tax, primarily related to the shut down of the "Los Robles" plant in the state of Veracruz.

The non-recurring, non-cash charges in 2005 totaled $30.8 million, which were compensated by a recovery of asset taxes and other taxes totaling a net $31.8 million, registered as "Other Income".

Net Majority Income

Net majority income totaled $300.6 million in 2005, a figure that compares very favorably to the net loss of $13.3 million in 2004, which included an extraordinary net charge of $71.8 million for the adoption of the aforementioned Statement C-15.



Bank Debt / EBITDA
3.7
2.6
1.1
2003
2004
2005
times

Statement of Changes in the Financial Position

Cash Flow

As a consequence of the solid recovery of results on the operating level, as well as greater efficiency in managing our working capital, resources generated by operations during 2005 grew to $834.7 million pesos, or $341.5 million more than the cash generated in 2004.

Financing

The resources generated by operations allowed for a reduction of $385.4 million in net debt, and the payment of a $158.5 million dividend to shareholders of our associates' minority capital.

In fiscal year 2005, the company did not declare a dividend payment to majority shareholders because those resources were allocated to debt reduction. As such, the resources required by financing activities totaled $543.9 million pesos, compared to $464.0 million in 2004.

Capital Expenditures

Consolidated investments in fixed assets totaled $358.4 million, compared to $54.7 million in 2004.

Of these resources, 16.0% were invested in the new McCormick de México plant in the "Duque de Herdez" Industrial Complex in San Luis Potosí, which started up operations in the third quarter of 2005; 33.0% of capex resources were allocated to keeping the group's production facilities in optimal condition; and lastly, 51.0% of investments were directed at the acquisition of the three tuna vessels, the ARKOS I, the ARKOS II and the CARTADEDECES, which had previously been under lease.

Financial Structure

Of the resources generated by operations, 46.8% was allocated to reducing debt, which fell from $1,415.7 to $1,024.7 million, a reduction of $391.0 million or 27.6%.

As a result, the debt-to-EBITDA ratio improved substantially, from 2.6 in 2004 to 1.1 in 2005, while net interest coverage (measured through operating profit) increased from 3.4 to 6.6 times during fiscal year 2005.

The company's leverage as measured in Net-debt to Shareholders' Equity was 0.38, compared to 0.62 in 2004.

Of the company's debt, 22.3% is short-term, while the remaining 77.7% is long-term. On the other hand, 79.2% of the cost-bearing liabilities are denominated in Mexican pesos, while more than 60.0% of the debt has fixed interest rates.

Lastly, majority shareholders' equity rose from $1,601.9 million to $1,969.7 million, an increase of 23.0% in real terms.


EBITDA
488.6
551.8
915.8
2003
2004
2005
million pesos


Net Debt / Stockholder's Equity
0.8
0.6
0.4
2003
2004
2005
times

Patrimonial, Related Directors

Chairman of the Board
Lic. Héctor Hernández-Pons Torres

Vice-Chairman of the Board
Lic. Enrique Hernández-Pons Torres

Sra. Flora Hernández-Pons de Merino

Independent Directors

Lic. Enrique Castillo Sánchez Mejorada
Lic. Carlos Autrey Maza
Lic. Eduardo Ortíz Tirado Serrano
C.P. José Roberto Danel Díaz
C.P. José Manuel Rincón Gallardo
Ing. Luis Rebollar Corona

Secretary of the Board

C.P. Ernesto Ramos Ortíz

Independent Alternate Statutory Auditors

C.P. Francisco Javier Soní Ocampo
C.P. Mario Fernández Dávalos

Independent Statutory Auditors

C.P. José Alfredo Hernández Linares
C.P. Gustavo Astiazarán Orcí

Audit Committee

President
C.P. José Roberto Danel Díaz

Lic. Eduardo Ortíz Tirado Serrano
Lic. Carlos Autrey Maza
C.P. José Manuel Rincón Gallardo

Finance and Planning Committee

President
Lic. Enrique Castillo Sánchez Mejorada

Lic. Héctor Hernández-Pons Torres
Lic. Enrique Hernández-Pons Torres
C.P. José Manuel Rincón Gallardo
Ing. Luis Rebollar Corona

Management Team

President and Chief Executive Officer
Lic. Héctor Hernández-Pons Torres

Vice-President and General Director
Lic. Enrique Hernández-Pons Torres

Director of Research and Development
Dr. Salvador Badui Dergal

Director of Financial Planning
Lic. Gerardo Canavati Miguel

Director of Information Technology
Ing. Albert Dappen Guerrero

Executive Director of Operations Farming/Fishing
Ing. Luis Garcés Benito

Director Herdez Companies
Lic. Alberto Garza Cabañas

Executive Director, Human Resources
Lic. Pedro Gracia-Medrano Murrieta

Executive Director, Herdez Trading
Sr. Roberto González Rosas

Director of Finance
C.P. Pablo Lezama Veléz

Executive Director, Associated Companies
Lic. Alejandro Martínez Gallardo y de Portualés

Executive Director, Foreign Trade
Lic. Emilio Mahuad Gantus

Director of Logistics
Ing. Jorge Obregón Parlange

Executive Director of Administration and Finance
C.P. Ernesto Ramos Ortíz

Director of Operations, Associated Companies
Ing. Rafael de Regil y Gómez Muriel

Comercial Director, Associated Companies
Lic. Juan Rodríguez del Collado

Director of Operations, Herdez Companies
Ing. Carlos Velázquez Osuna

Financial Statements

Contents

Letter of the President of the Audit Committee

Lic. Héctor Hernández-Pons Torres
Chairman of the Board of Directors
Grupo Herdez, S.A. de C.V.
Monte Pelvoux No. 215, 5th Floor
Lomas de Chapultepec
México D.F. 11000

March 20, 2006

Dear Lic. Hernández-Pons:

In conformity with the regulations established under article 14 Bis 3, fraction V, item a), of the Stock Market Law; articles 83 and 84 of the General Regulations applicable to issuers of securities and other participants in the stock market; and article 28 of the Regulations of the Audit Committee of the Board of Directors of the company, I allow myself to present to you the Report of activities of the Audit Committee during 2005.

The Committee held its sessions in a timely manner according to a pre-determined schedule for the year, including an extraordinary meeting, and in each case was conducted using a detailed agenda and the respective act was issued. Participants in the meetings included the appointed directors, statutory auditors and guests.

The relevant matters attended and mentioned herein for the purpose of this report are:

The Financial Statements as of December 31, 2004, including its notes and the opinion of the external auditor, were recommended for approval to the Board of Directors.
The external auditor presented his Letter of Comments related to the audit of 2004.
The external auditor presented his report on the review of the transactions with related persons for 2004.
The knowledge of the main pending tax and legal matters and the mechanism followed to assure the fulfillment of the obligations to which the company is subject; the mechanism was recommended for the approval to the Board of Directors.
An opinion was given to the Board of Directors in regards to the appointment of the external auditor of the company.
The additional services different from the external audit, rendered by the firm in which the external auditor is a partner, were approved.
The knowledge of the program of the external and the internal audit for 2005.
The knowledge of the accounting policies, the process toward the preparation of the financial information and the evaluation of the internal control system, were submitted to the Board of Directors for approval.

In order to complement the works on the information for 2005, at the meeting held on March 2, 2006, we took knowledge of the Financial Statements as of December 31, 2005, including its notes and the opinion of the external auditor, and we recommended its approval to the Board of Directors; the Letter of Comments of the audit ended the same year; and the external auditor's report on the review of the transactions with related persons for 2005.

All the matters were thoroughly discussed and no discrepancies were found apart from the normal operations of the company.

All the information related to the aforementioned issues is at your disposal and was delivered in a timely manner to the members of the Audit Committee.

If there is any additional information that you require, please do not hesitate to contact me.

Very truly,

C.P. Roberto Danel Díaz
Chairman of the Audit Committee

Statutory Auditor's Report

(Translation from the original issued in Spanish)

To the Stockholders of
Grupo Herdez, S. A. de C. V.

Mexico City, February 6, 2006

In our capacity as Statutory Auditor, in compliance with article 166 of the Corporations Law and the company's bylaws, we hereby submit our report on the veracity, sufficiency and reasonability of the financial information presented to you by the Board of Directors concerning the company's business for the year ended December 31, 2005.

We have attended the shareholders' and Board of Director's meetings to which we have been summoned and we have obtained from the directors and administrators all the information on operations, documentation and records we considered it necessary to examine. Our review was carried out in accordance with generally accepted auditing standards.

We have carefully reviewed the audit report of date February 6, 2006 issued by the company's external auditors, PricewaterhouseCoopers, in connection with examination which they carried out, in accordance with generally accepted auditing standards, of the financial statements prepared by the company's management.

As indicated in Notes 1 and 5 to the financial statements, the provisions of Statement C-15, "Impairment in the value of long-lived assets and their disposal" issued by Mexican Institute of Public Accountants. The company and its subsidiaries calculated impairment in long-lasting assets at January 1, 2004, and determined a Ps93,875,000 effect, net of tax, with charges to income for the year. At the end of that year a reversion was determined for Ps31,000,000. Also, in 2005, the company acknowledged that the conditions that gave rise to initial impairment had substantially changed, and therefore decided to reverse Ps73,786,000 from the amount recorded as impairment. The effects at 2005 and 2004 are shown in the statement of income separately.

As indicated in Note 1 to the financial statements, in 2004, the company and its subsidiaries adopted the guidelines of Statement C-8, "Intangible Assets", issued by the Mexican Institute of Public Accountants, which requires intangible assets with an indefinite useful life no to be amortized, and intangible assets with a specific useful life to be systematically amortized on the basis of the best estimate of their useful life, determined in accordance with expectations of future economic benefits. Those assets are subject to an annual evaluation of their recoverable value to determine losses from impairment in the value. Adoption of the provisions generated a lesser charge to income for 2004 of Ps7,083,000, since intangible assets with indefinite lives were no longer being amortized. Also, at December 31, 2005 and 2004, those assets subject to calculation for impairment, which had no results on income for either year.

As also mentioned in Note 1 to the financial statements, in 2004, the company and its subsidiaries opted for advance application of the provisions of Statement B-7, "Business Acquisitions", issued by the Mexican Institute of Public Accountants. It recognized the purchase method as the only valuation rule for the acquisition of business, and as from the date on which that statement went into effect, eliminated the amortization of goodwill was subjected to annual impairment test. The adoption of these provisions gave rise to a Ps15,881,000. No charges to income were made for this item in 2005.

In our opinion, the accounting and reporting policies and procedures followed by the company and considered by management in preparing the financial information to be submitted to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the preceding year. Therefore, said information accurately, reasonably and sufficiently reflects the financial situation of Grupo Herdez, S. A. de C. V. at December 31, 2005, the results of its operations and the changes in its stockholders' equity and in its financial position for the year ended on that date, in conformity with generally accepted accounting principles.

Javier Soní Ocampo
Statutory Auditor

Mario Fernández Dávalos
Statutory Auditor

Report of Independent Accountants

(Translation from the original issued in Spanish)

To the Stockholders of
Grupo Herdez, S. A. de C. V.

Tlalnepantla, Mex., February 6, 2006

1 We have examined the consolidated and individual balance sheets of Grupo Herdez, S. A. de C. V. and subsidiaries and of Grupo Herdez, S. A. de C. V. (as an individual legal entity) as of December 31, 2005 and 2004, and the related consolidated and individual statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

2 As indicated in Note 1 and 5 to the financial statements commencing January 1, 2004 the provisions of Statement C-15, "Impairment in the value of long-lived assets and their disposal" issued by the Mexican Institute of Public Accountants came into effect. The Company and its subsidiaries calculated impairment in long-lasting assets at January 1, 2004, and determined a Ps93,875,000 effect, net of tax, charging the income for the year. At the end of that year a reversion was determined for Ps31,000,000. Also, in 2005, the company acknowledged that the conditions that gave rise to initial impairment had substantially changed, and therefore decided to reverse Ps73,786,000 from the amount recorded as impairment. The effects at 2005 and 2004 are shown separately in the statement of income.

3 As indicated in Note 1 to the financial statements, in 2004, the company and its subsidiaries adopted the guidelines of Statement C-8, "Intangible Assets", issued by the Mexican Institute of Public Accountants, which requires intangible assets with an indefinite useful life not to be amortized, and intangible assets with a specific useful life to be systematically amortized on the basis of the best estimate of their useful life, determined in accordance with expectations of future economic benefits. Those assets are subject to an annual evaluation of their recoverable value to determine losses from impairment in their value. Adoption of the provisions generated a lesser charge to income for 2004 of Ps7,083,000, since intangible assets with indefinite lives were no longer being amortized. Also, at December 31, 2005 and 2004, those assets were subject to calculation for impairment, which had no results on income for either year.

4 As also mentioned in Note 1 to the financial statements, in 2004, the company and its subsidiaries opted for advance application of the provisions of Statement B-7, "Business Acquisitions", issued by the Mexican Institute of Public Accountants. It recognized the purchase method as the only valuation rule for the acquisition of businesses, and as from the date on which that statement went into effect, eliminated the amortization of goodwill, subject to annual impairment test. The adoption of these provisions gave rise to a Ps15,881,000. No charges to income were made for this item in 2005.

5 In our opinion, the aforementioned consolidated and individual financial statements present fairly, in all material respects, the financial position of Grupo Herdez, S. A. de C. V. and subsidiaries and of Grupo Herdez, S. A. de C. V. (as an individual legal entity) at December 31, 2005 and 2004, and the consolidated and individual results of their operations, the changes in their stockholders' equity and in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Luis A. Martínez Gómez

Consolidated Balance Sheet

Grupo Herdez, S.A. de C.V
and Subsidiaries
thousands of Mexican pesos (note 1)

	december 31, 2005	2004
ASSETS		
CURRENT		
Cash and marketable securities	Ps 32,607	Ps 53,524
Costumers	816,580	762,428
Other accounts receivable	156,444	89,652
Value added tax and income tax recoverable	104,954	146,711
Related parties (note 3)	15,355	13,521
	1,093,333	1,012,312
Inventories (note 4)	832,077	1,139,535
Prepaid expenses	60,341	69,334
Total current assets	2,018,358	2,274,705
PROPERTY, PLANT AND EQUIPMENT - Net (notes 1g. y 5)	2,007,334	1,824,789
INVESTMENT IN ASSOCIATED COMPANIES (notes 1c. y 6)	102,944	89,344
OTHER ASSETS	231,502	281,385
GOODWILL (notes 1c. y 6)	230,914	224,624
ACCUMULATED AMORTIZATION	(142,864)	(142,864)
	88,050	81,760
	Ps 4,448,188	Ps 4,551,983
LIABILITIES AND STOCKHOLDER´S EQUITY		
SHORT-TERM LIABILITIES:		
Bank loans	Ps 228,454	Ps 384,782
Suppliers	329,857	511,858
Other accounts payable and accrued expenses	107,581	85,324
Income tax payable	175,854	11,454
Employees' statutory profit sharing payable	12,664	1,986
	854,410	995,404
Deferred income tax (notes 1j. y 10)	168,984	289,770
LONG-TERM LIABILITIES		
Bank loans (note 7)	796,237	1,030,959
Accrued seniority premiums (note 1k.)	18,590	27,516
	814,827	1,058,475
Total liabilities	1,838,221	2,343,649
STOCKHOLDERS' EQUITY (note 9)		
Capital stock		
Nominal value	432,275	422,715
Restatement increment	462,277	459,460
	894,552	882,175
Retained earnings	3,119,632	2,770,881
Capital stock subscription premiums	204,683	204,683
Deficit in the restatement of capital	(2,270,688)	(2,277,323)
Accumulated deferred income tax effect	21,507	21,507
	1,075,134	719,748
MINORITY INTEREST	640,281	606,411
	2,609,967	2,208,334
COLLATERAL GRANTED (note 11)	Ps 4,448,188	Ps 4,551,983

The accompanying thirteen notes are an integral part of these financial statements

Consolidated Statements of Income

Grupo Herdez, S.A. de C.V
and Subsidiaries
thousands of Mexican pesos (note 1)

	year ended december 31 2005	2004
Net sales	Ps 5,705,585	Ps 5,630,939
Costs and expenses:		
Cost of sales	3,419,230	3,533,778
Selling expenses	800,275	835,952
Administrative expenses	248,602	254,169
Advertising expenses	438,928	573,144
	4,907,035	5,197,043
Operating income	798,550	433,896
Other income (expenses)	51,202	(14,173)
Reversal of the impairment loss (note 5)	73,786	31,000
Comprehensive financing cost:		
Interest paid - Net	121,659	128,841
Exchange gain - Net	(5,662)	(4,678)
Gain on net monetary position	(30,418)	(38,585)
	85,579	85,578
Income before income tax, equity in net income of associated companies and minority interest	837,959	365,145
Provisions for (note 10):		
Income tax	290,052	120,649
Deferred income tax	(39,910)	558
Employees' statutory profit sharing	12,500	1,963
	262,642	123,170
Income before equity in net income of associated companies and minority interest	575,317	241,975
Equity in net income of associated companies	7,481	10,897
Profit before extraordinary items and effect of change in accounting principle	582,798	252,872
Extraordinary items (note 12)	(83,868)	(43,399)
Profit before the effect of change in accounting principle	498,930	209,473
Effect of change in accounting principle (note 5)		(93,875)
Consolidate net income	498,930	115,598
Minority interest	(198,367)	(128,922)
Net income (loss) of majority shareholders	Ps 300,563	Ps (13,324)
Net income (loss) per share (note 1p.)	Ps 0.69	Ps (0.032)

The accompanying thirteen notes are an integral part of these financial statements

Statements of Changes in Stockholders´Equity

for the two years ended December 31, 2005 and 2004 (note 9)

Grupo Herdez, S.A. de C.V
and Subsidiaries
thousands of Mexican pesos (**note 1**)

	Capital stock	Retained earnings	Capital stock suscription premiums	Deficit in the restatement of capital	Accumulated deferred income tax effect	Minority interest
Balances at January 1, 2004	Ps 879,954	Ps 2,780,122	Ps 204,683	Ps(2,185,449)	Ps 21,507	Ps 536,908
Share reacquisition		(115)				
Capital reductions by share reacquisition	(24)	24				
Placement of shares		6,419				
Capital increase resulting from the placement of shares	2,245	(2,245)				
Dividends paid						(54,388)
Comprehensive income 2004 (**note 1q.**)		(13,324)		(91,874)		123,891
Balances at December 31, 2004	882,175	2,770,881	204,683	(2,277,323)	21,507	606,411
Share reacquisition		(3,622)				
Capital reductions by share reacquisition	(544)	544				
Placement of shares		64,187				
Dividends paid						(158,500)
Capital increase resulting from the placement of shares	12,921	(12,921)				
Comprehensive income 2005 (**note 1q.**)		300,563		6,635		192,370
Balances at December 31, 2005	**Ps 894,552**	**Ps3,119,632[1]**	**Ps 204,683**	**Ps(2,270,688)**	**Ps 21,507**	**Ps 640,281**

[1]Includes Ps90,178 of statutory legal reserve at December 31, 2005 and 2004.

The accompanying thirteen notes are an integral part of these financial statements

Consolidated Statements of Changes in Financial Position

Grupo Herdez, S.A. de C.V
and Subsidiaries
thousands of Mexican pesos (note 1)

	year ended december 31 2005	2004
OPERATION		
Profit before extraordinary items and effect of change in accounting principle	Ps 582,798	Ps 252,872
Extraordinary items	(83,868)	(43,399)
Effect of change in accounting principle		(93,875)
Net income	498,930	115,598
Charges (credits) to income not affecting resources:		
Equity in net income of associated companies	(7,481)	(10,897)
Depreciation	117,290	117,900
Seniority premium	(8,926)	5,587
Deferred income tax	(39,910)	558
Effect of change in accounting principle		93,875
	559,903	322,621
Net change in inventories, other assets, accounts receivable and payable	274,807	170,638
Resources provided by operations	834,710	493,259
FINANCING		
Dividends paid to minority interest	(158,500)	(54,388)
Bank loans paid - Net	(385,392)	(409,652)
Resources used in financing activities	(543,892)	(464,040)
INVESTMENT		
Increase of capital stock in associated companies	(13,928)	
Reacquisition of shares	(3,622)	(115)
Placement of shares	64,187	6,419
Acquisition of fixed assets	(358,372)	(54,747)
Resources used in investment activities	(311,735)	(48,443)
Decrease in cash and marketable securities	(20,917)	(19,224)
Cash and marketable securities at beginning of year	53,524	72,748
Cash and marketable securities at end of year	Ps 32,607	Ps 53,524

The accompanying thirteen notes are an integral part of these financial statements

Grupo Herdez, S.A. de C.V
thousands of Mexican pesos (note 1)

	december 31, 2005	december 31, 2004
ASSETS		
CURRENT:		
Cash and marketable securities	Ps 582	Ps 8,433
Other accounts receivable	505	745
Related parties (note 3)	674,369	195,195
Value added tax and income tax recoverable	732	725
Total current assets	676,188	205,098
MACHINERY AND EQUIPMENT - Net (note 5)	4,791	7,106
INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES (notes 1c. y 6)	1,808,847	1,641,691
GOODWILL (notes 1c. y 6)	222,955	222,955
ACCUMULATED AMORTIZATION	(142,057)	(142,057)
	80,898	80,898
DEFERRED INCOME TAX (notes 1j. y 10)	38,679	38,718
	Ps 2,609,403	Ps 1,973,511
LIABILITIES AND STOCKHOLDERS' EQUITY		
SHORT-TERM LIABILITIES:		
Bank loans	Ps 111,454	Ps 24,799
Income tax payable		224
Other accounts payable	12,027	12,819
Total short-term liabilities	123,481	37,842
LONG-TERM LIABILITIES:		
BANK LOANS (note 7)	516,236	333,746
STOCKHOLDERS' EQUITY (note 9):		
Capital stock		
Nominal value	432,275	422,715
Restatement	462,277	459,460
	894,552	882,175
Retained earnings	3,119,632	2,770,881
Capital stock subscription premiums	204,683	204,683
Deficit in the restatement of capital	(2,270,688)	(2,277,323)
Accumulated deferred income tax effect	21,507	21,507
	1,075,134	719,748
COLLATERAL GRANTED (note 11)		
	Ps 2,609,403	Ps 1,973,511

The accompanying thirteen notes are an integral part of these financial statements

Statement of Income

Grupo Herdez, S.A. de C.V
thousands of Mexican pesos (note 1)

	year ended december 31 2005	2004
Equity in net income of subsidiaries	Ps 319,310	Ps 4,303
Operating expenses	6,730	9,743
Operating income (loss)	312,580	(5,440)
Other income	1,184	4,425
Comprehensive financing cost:		
Interest paid - Net	23,110	16,899
Exchange loss - Net	(3,277)	(1,675)
Gain on net monetary position	(2,673)	(10,124)
	17,160	5,100
Income (loss) before the following provision	296,604	(6,115)
Provision for deferred income tax (note 10)	(3,959)	7,209
Net income (loss)	Ps 300,563	Ps (13,324)
Net income (loss) per share	Ps 0.69	Ps (0.032)

The accompanying thirteen notes are an integral part of these financial statements

Grupo Herdez, S.A. de C.V
thousands of Mexican pesos (note1)

	year ended december 31	
OPERATION	2005	2004
Net (loss) income	Ps 300,563	Ps (13,324)
(Credits) charges to income not affecting resources:		
Equity in net income of subsidiaries net of dividends received (Ps158,500 and Ps51,768) in the year 2005 and 2004, respectively	(160,810)	47,466
Depreciation	2,313	2,313
Deferred tax	(3,959)	7,209
	138,107	43,664
Net change in accounts receivable and payable	(475,668)	(118,213)
Resources used in operations	(337,561)	(74,549)
FINANCING		
Loans received - Net	269,145	113,786
Resources provided by financing activities	269,145	113,786
INVESTMENT		
Increase of capital stock in associated companies		(38,748)
Reacquisition of shares	(3,622)	(115)
Placement of shares	64,187	6,419
Resources provided by (used in) investment activities	60,565	(32,444)
(Decrease) increase in cash and marketable securities	(7,851)	6,793
Cash and marketable securities at beginning of year	8,433	1,640
Cash and marketable securities at end of year	Ps 582	Ps 8,433

The accompanying thirteen notes are an integral part of these financial statements

Grupo Herdez, S.A. de C.V.
figures stated in thousands of Mexican pesos of December 31, 2004 purchasing power
(except exchange rates)

NOTE 1 - BASIS FOR CONSOLIDATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The main activities of the company are the establishment, organization, acquisition and promotion of all types of businesses and manufacturing concerns. The company has no employees. The consolidated financial statements include those of Grupo Herdez, S. A. de C. V. (Grupher) and the following subsidiaries:

Company	%	Activity
Herdez, S. A. de C. V. (Herdez)	100%	Manufacture, production, purchase and sale of canned foods and cosmetics, importation and exportation of goods and services, rendering of administrative, accounting, distribution and real estate services. Additionally, it is the majority shareholder of Arpons, S. A. de C. V. (Arpons) 100%, Herimex, S. A. de C. V. (Herimex) 51%, Herport, S. A. de C. V. (Herport) 50%, Hersail, S. A. de C. V. (Hersail) 50%, Grupo Inmobiliario (real estate companies) 100% and Herdez Europa 95%.
Grupo Búfalo, S. A. de C. V. (Grupo Búfalo)	100%	Incorporation, organization, acquisition and promotion of all type of businesses and manufacturing concerns, as well as the purchase and sale of foodstuffs. Additionally, as from 2005, it has invested in the shares of: Corporativo Cinco, S. A. de C. V. (Corporativo Cinco) 100%, Enpesa, S. A. de C. V. (Enpesa) 100%, Fórmula Alimenticia, S. A. de C. V. (Fórmula) 100%, Herimex, S. A. de C. V. (Herimex) 49%, and Campomar, S. A. de C. V. (Campomar) 20%.
Yavaros Industrial, S. A. de C. V. (Yavaros)	100%	Fishing and marine trapping, gathering of agricultural products, industrialization, processing and marketing of marine and agricultural products.
Compañía Comercial Herdez, S. A. de C. V.	100% (1)	Purchase and sale of canned foods, cosmetics and importation and exportation of goods and services and holds 100% of Herventa, S. A. de C. V. (Herventa).
Alimentos Deshidratados del Bajío, S. A. de C. V. (ADB)	100%	Manufacturing, sale and distribution of onion, garlic, vegetable and dehydrated products and holds the 24% of Fórmula Alimenticia, S. A. de C. V.
Almacenadora Herpons, S. A. de C. V. (Almacenadora Herpons)	100%	Construction, acquisition and organization of offices and warehouses for the storage of all kind of goods.
Hersea, S. A. de C. V. (Hersea)	100%	Tuna fishing.
Miel Carlota, S. A. de C. V. (Miel Carlota)	95%	Purchase and sale of honey and related products.
Hormel Alimentos, S. A. de C. V. (Hormel Alimentos)	50%	Purchase, sale, production, distribution, importation and exportation of canned foods.
McCormick de México, S. A. de C. V. (McCormick)	50%	Production of canned foods.
Sociedad de Desarrollo Agrícola H. P., S. A. de C. V. (SDA)	95%	Agricultural, agribusiness and forestry.
Barilla México, S. A. de C. V. (Barilla México)	50%	Purchase, importation, sale and distribution of pasta.
Fábrica de Envases del Pacífico, S. A. de C. V. (FEPSA)	50%	Manufacture, production and sale of canned food
Hemarcas, S. A. de C. V.	100%	Business administration and operation advisory services.

(1) The company incorporated on December 1, 2004 as a result of the spin-off from Herdez on that same date. The capital stock is Ps33,754 (Ps32,667 nominal value).

The financial statements have been prepared by applying accounting principles generally accepted in Mexico, and include the following significant accounting policies, including concepts, methods and criteria relative to the recognition of effects of inflation on the financial information.

a. The financial statements are stated in thousands of Mexican pesos (Ps) of constant purchasing power as of December 31, 2005.

b. All significant intercompany transactions are eliminated for consolidation purposes. The individual financial statements of Grupher as of December 31, 2005 and 2004 are included, in which the investment in subsidiaries (eliminated from consolidation against stockholders' equity of the subsidiaries) is valued by the equity method. Consolidation was carried out on the basis of the audited financial statements of the subsidiaries.

c. As from 2004, Grupher and its subsidiaries adopted the provisions of Statement B-7, "Business Acquisitions", which establishes the purchase method as the only method of accounting for the acquisition of business, changes to the accounting treatment of goodwill, eliminating the amortization of goodwill as from the date on which that statement went into effect and making it subject to annual impairment tests. The statement also provides specific rules for the acquisition of minority interests and the transfer of assets or the exchange of shares between entities under common control. Grupher and subsidiaries previously recorded the net book value of acquired share by making systematic charges to income over a 15-year period.

d. Marketable securities are stated at cost, which approximates market value.

e. Inventories are expressed at the last purchase price or production cost, which does not exceed market. Cost of sales is determined by the last-in first-out method.

f. Property, machinery and equipment are expressed at their restated value, which determined by applying National Consumer Price Index (NCPI) factors to the acquisition cost. Certain specific assets are updated in a limited manner without exceeding the market value.

   Depreciation is calculated by the straight-line method based on the useful lives of assets estimated by company management, both on the acquisition cost and on restatement increments.

   The value of said assets is subject to annual evaluation for impairment. (See Notes 1g.).

g. As from 2004, Grupher and subsidiaries adopted the provisions of Statement C-15, "Impairment in the value of long-lived assets and their disposal", issued by the Mexican Institute of Public Accountants (MIPA), which establishes criteria for the identification and, when applicable, the recording of impairment losses or the reduction in value of long-lived tangible and intangible assets, including goodwill. Grupher and subsidiary calculations resulting from adoption of Statement B-7 at January 1, 2004 resulted in a Ps93,875 effect, net of tax, with a charge to income for the year. Also, at the end of 2005 and 2004, a credit to income was determined for both years as a result of reversions due to changes in the original conditions totaling Ps53,125 and Ps22,000, respectively. (See Note 5).

h. Intangible assets are recorded in the balance sheet, provided they are identifiable, they produce future economic benefits and there is control over those benefits. At December 31, 2005 and 2004, they are included in the balance sheet under the "other assets" caption. Intangible assets with indefinite useful lives are not amortized and intangible assets with definite lives are systematically amortized based on the best estimate of their useful lives determined as per expected future economic benefits. The value of those assets is subject to annual evaluation for impairment. There were no effects to be recorded in income for 2005 and 2004 as a result of the studies performed in those years.

i. The company's liabilities and liability provisions recorded in the balance sheet represent present obligations whose settlement is likely to require the use of economic resources. Those provisions have been entered into the accounting records as per management's best reasonable estimation to cover the present obligations. However, actual results could differ from the provisions recorded.

j. Income tax (IT) is recorded by the comprehensive method of assets and liabilities, which, in principle, recognizes deferred IT on all differences between the book and tax values of assets and liabilities.

k. Seniority premiums to which employees are entitled alter 12 years of service and other obligations established in employee retirement plans to which they do not contribute are recorded as cost in the years in which services are rendered, based on actuarial studies performed using the projected unit credit method.

As from January 1, 2005, the company adopted the amendments to Statement D-3, "Labor Obligations", which establishes valuation, presentation and recording rules for recognition of payment obligations at the end of the labor relationship for causes other than restructuring. Those effects are also recognized through actuarial studies performed on the basis of the projected unit credit method. The effect of the net cost for the period for this type of compensation was not material for income for the year. Initial adoption of those amendments resulted in a Ps6,754 liability and a Ps6,126 transition asset, which will be amortized over 9.7 years, which corresponds to the remaining useful lives of employees.

Following is a summary of the main financial data for said plans at December 31, 2005 and 2004:

	December 31, 2005	December 31, 2004
Projected benefit obligation	Ps (100,654)	Ps (78,145)
Plan assets at market value	38,547	16,594
Unamortized prior service cost	33,385	30,061
Unamortized variation in assumptions and actuarial adjustments	10,132	3,974
Projected net liability	Ps (18,590)	Ps (27,516)
Acquire benefit obligation	Ps (6,754)	
Accumulated benefit obligation	Ps (84,891)	Ps (59,941)
Unamortized transition liability	Ps (66,301)	Ps (32,425)
Net cost for the period	Ps 13,764	Ps 10,516

The transition liability is amortized by the straight-line method over the average remaining useful lives of the employees expected to receive the benefits approximately 16 years.

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income in the year in which they become payable.

l. Transactions in foreign currency are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

m. The gain or loss on net monetary position represents the effects of inflation, as measured in terms of the NCPI, on monthly net monetary assets and liabilities during the year.

n. The capital stock, subscription premiums and retained earnings represent the value of these items in purchasing power at the end of the year, as measured in terms of the NCPI.

The premium on share subscription represents the difference between the payment for subscribed shares and the nominal value of those shares.

o. The deficit in the restatement of capital is represented by the cumulative result on net monetary position and the result from holding non monetary assets which represents the amount by which the increase in the restated value of these assets, applying specific costs, exceeded or fell short of inflation, measured in terms of the NCPI.

p. Net income per share is determined based on the weighted average of shares in circulation in accordance with Statement B-14 issued by the MIPA.

q. Comprehensive income is represented by the net income plus the gain or loss from holding non-monetary assets, the translation adjustment arising in connection with foreign subsidiaries, and items required by specific accounting standards to be reflected in stockholders' equity but which do not constitute capital contributions, reductions or distributions. It is restated on the basis of NCPI factors.

Comprehensive income for the years ended December 31, 2005 and 2004, is analyzed as follows:

	December 31, 2005			
	Retained earnings	Deficit in the restatement of capital	Minority interest	Comprehensive income
Net income	Ps 300,563		Ps 198,367	Ps 498,930
Loss from holding nonmonetary assets		Ps 6,635		6,635
	Ps 300,563	Ps 6,635	Ps 198,367	Ps 505,565

	December 31, 2004			
	Retained earnings	Deficit in the restatement of capital	Minority interest	Comprehensive income
Net (loss) income	Ps (13,324)		Ps 128,922	Ps 115,596
Loss from holding nonmonetary assets		Ps (91,874)	(5,030)	(96,904)
	Ps (13,324)	(Ps 91,874)	Ps 123,892	Ps 18,692

NOTE 2 - FOREIGN CURRENCY:

At December 31, 2005, the exchange rate was Ps10.63 to the US dollar (Ps11.15 at December 31, 2004). At February 6, 2006, date of issuance of the audited financial statements the exchange rate was Ps10.52.

The information which follows is expressed in thousands of US dollars, since this is the currency in which most of the company's and subsidiaries' foreign currency transactions are carried out.

At December 31, 2005 and 2004, the company and its subsidiaries had the following US dollar monetary assets and liabilities:

	Consolidated		Grupher	
	2005	2004	2005	2004
Assets	US 6,762	US 6,481	US 39	US 39
Liabilities	(20,634)	(29,963)	(20,000)	(20,000)
Net short position	US (13,872)	US (23,482)	US (19,961)	US (19,961)

At December 31, 2005 and 2004, the company and its subsidiaries had the following position with respect to nonmonetary assets of foreign origin or whose replacement cost can be determined only in dollars:

	Consolidated		Grupher	
	2005	2004	2005	2004
Inventories	US 2,881	US 6,822		
Machinery and equipment	117,800	100,772	US 1,938	US 1,938
	US 120,681	US 107,594	US 1,938	US 1,938

In the next page is a summary of items exported and imported by the subsidiaries (excluding machinery and equipment for their own use), together with the related income and expenses, in dollars.

	Year ended December 31,	
	2005	2004
Exports of merchandise	US 39,401	US 30,854
Imports of finished goods	(10,870)	(14,978)
Technical services and royalties	(9,422)	(8,908)
Interest expenses	(33)	(626)
Royalty income	905	917
Net	US 19,981	US 7,259

NOTE 3 - ANALYSIS OF BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Following are shown the main balances and transactions with the parent company and subsidiaries at December 31, 2005 and 2004.

	Consolidated		Grupher	
	2005	2004	2005	2004
Accounts receivable (payable):				
Hechos con Amor, S. A. de C. V.	Ps 25,215	Ps (3,956)	Ps 32,310	Ps 3,102
Créame, S. A. de C. V.	(86)	(318)		
Herdez Corporation	1,638	1,766		
Herimex Corporation	1,781	1,287		
Empresas H. P., S. A. de C. V.	286	209		
Yavaros			230,218	31,654
Herdez			238,214	161,731
Corporativo Cinco		292		
McCormick and Company, Inc.	(19,110)	(20,107)		
Herflot, S. A. de C. V.	(2,112)	(3,783)		
Herflot Tijuana, S. A. de C. V.	(1,607)	73		
Barilla Alimentare	5	(4,712)		
Hersea			168,170	
Sociedad de Desarrollo Agrícola			8,600	
Almacenadora Herpons			(4,032)	(2,085)
Others - Net	9,345	42,770	889	793
	Ps 15,355	Ps 13,521	Ps 674,369	Ps 195,195

	Year ended December 31, Consolidated 2005	2004	Grupher 2005	2004
Transactions:				
Purchase of fixed assets	Ps (32,241)	Ps (8,783)		
Interest gain	4,254	2,390	Ps 9,610	Ps 10,050
Interest expense			(6,772)	(9,136)
Service income	6,656	19,074	1,159	3,994
Rent expense	(61,035)	(39,443)		
Contract work income (expense)	1,990	(6,117)		
Administrative services	(13,038)	(133,572)		
Freight services	(18,338)	(19,606)		
Packaging services		(18,963)		
Purchase of labels and others materials	(84,029)	(79,208)		
	Ps (195,781)	(Ps 284,228)	Ps 3,997	Ps 4,908

At December 31, 2005 and 2004, the total amounts above-mentioned represent 5% of overall income and overall assets.

NOTE 4 - ANALYSIS OF INVENTORIES:

	December 31, 2005	2004
Finished goods	Ps 466,158	Ps 552,919
Work in process	26,470	13,276
Raw and packaging materials	194,048	236,996
Inventory in the hands of consignee	96,128	290,134
Spare parts	49,273	46,210
	Ps 832,077	Ps 1,139,535

NOTE 5 - ANALYSIS OF PROPERTY, PLANT AND EQUIPMENT:

	Consolidated 2005	2004	Grupher 2005	2004
Buildings	Ps 705,485	Ps 686,631		
Machinery and equipment	1,689,453	1,695,750	Ps 23,141	Ps 23,141
Furniture and fixtures	194,702	11,480		
Office furniture and equipment	79,511	79,253		
Transportation and stowing equipment	74,547	72,119		
Electronic equipment	67,984	59,219	6,995	7,229
	2,811,682	2,604,452	30,136	30,370
Less - Accumulated depreciation	(1,143,405)	(1,076,330)	(25,345)	(23,264)
	1,668,277	1,528,122	4,791	7,106
Land	272,846	224,363		
Constructions in progress, machinery in transit and advances to suppliers	66,211	72,304		
	Ps 2,007,334	Ps 1,824,789	Ps 4,791	Ps 7,106

In 2004, Grupo Herdez and its subsidiaries had three ships under straight leasing plans. Those rents were determined on a quarterly basis, with rent for two ships at Dls.270,844 and rent for the third ship at Dls.144,580. The expiration dates established in the respective leasing agreements were May and November 2007 and 2010, respectively. In September 2005, the aforementioned agreements were cancelled and purchase of the ships was negotiated.

Below are the effects specified in Note 1g. resulting from adoption of the provisions of Statement C-15.

	Initial effect for impairment loss	(Reversion) Increase of the impairment loss	Net effect 2004	(Reversion) Increase of the impairment loss
Buildings	Ps 45,587	Ps (32,032)	Ps 13,555	Ps (13,118)
Machinery and equipment	38,497	(5,572)	32,925	(5,864)
Furniture and fixtures				
Transportation and stowing equipment				
Electronic equipment				
Land	50,024	6,604	56,628	(54,804)
Construction in progress, machinery in transit and advance to suppliers				
	134,108	(31,000)	103,108	(73,786)
IT	(40,233)	9,000	(31,233)	20,661
Net effect	Ps 93,875	Ps (22,000)	Ps 71,875	Ps (53,125)

Recognition of the initial loss from impairment was the result of the significant reduction in the market value of the assets. Additionally, the reversion shown in the calculations at the 2004 year-end close and that for 2005 are mainly the result of Grupher management changing in the mixture of its investments in sales promotion and advertising increasing its participation at different sales points, and in better application of resources and implementation of a policy for cost and expense reduction, thus significantly amending the original conditions.

NOTE 6 - INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES:

Company [1]	Equity	Total	Goodwill
Consolidated subsidiaries:			
Herdez	100%	Ps 249,990	
Compañía Comercial Herdez	100%	497,280	
McCormick	50%	392,607	
Yavaros	100%	(2,521)	
Grupo Búfalo	100%	126,328	Ps 120,796
ADB	100%	39,316	16,028
Almacenadora Herpons	100%	69,645	23,904
Miel Carlota	95%	22,930	20,714
Hormel Alimentos	50%	66,033	549
Hersea	100%	19,530	
SDA	95%	18,299	
Barilla Mexico	50%	184,613	
Hermarcas	100%	33,994	
Associated companies		90,803	40,964
		Ps 1,808,847	Ps 222,955
Associated companies of the subsidiaries		Ps 12,141	Ps 7,959

[1] The financial statements of these companies have been examined by external auditors.

NOTE 7 - BANK LOANS:

Bank loans at December 31, 2005 are analyzed as follows:

Maturity	Average interest rate	Consolidated	Grupher
2008			
Mexican pesos	9.81%	Ps 50,000	
Dollars	5.01%	141,792	Ps 141,792
2009			
Mexican pesos	9.95%	108,333	108,333
2010			
Mexican pesos	10.61%	496,112	266,111
Total long-term loan		Ps 796,237	Ps 516,236

Some loan agreements contain certain obligations for one of the subsidiaries. At December 31, 2005, the subsidiary is in compliance with those covenants.

NOTE 8 - FINANCIAL INFORMATION BY SEGMENT:

Group management issues internal financial information that is used as a base for evaluations and decision-making. Below is the information on sales made abroad, by geographical segment:

	December 31, 2005		2004	
	Mexico	USA	Mexico	USA
Net sales	Ps 5,277	Ps 429	Ps 5,267	Ps 365
Operating income	739	60	405	29
Net income	278	23	(13)	0
Depreciation and amortization	108	9	110	7
EBITDA	847	69	516	36
Total assets	4,114	334	4,465	87
Total liabilities	1,701	138	2,192	152

NOTE 9 - STOCKHOLDERS' EQUITY:

Dividends are free from IT if paid from the after-tax earnings account (CUFIN) and are subject to tax of from 4.62% to 7.69% if they arise from the reinvested CUFIN. Dividends exceeding the CUFIN are subject to tax equivalent to 40.84% and 38.91% if paid in 2006 and 2007, respectively. The tax is payable by the company and may be credited against its IT in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.

In capital reductions, the excess of capital stock over capital contributions, the latter restated in accordance with the procedures specified in the IT Law, are accorded the same tax treatment as dividends.

Below are the nominal value and restatement increment of stockholders' equity components other than capital stock:

	Nominal value	Restatement increment
Retained earnings	Ps 1,590,439	Ps 1,529,193
Subscription premiums	Ps 43,572	Ps 161,111

During 2005 and 2004, the company repurchased 536,800 and 22,300 shares, respectively, of current shares which it had on the Mexican Stock Market for Ps3,622 (Ps3,574 nominal value) and Ps115 (Ps107 nominal value), respectively, which means that Ps544 (Ps536 nominal value) and Ps24 (Ps22 nominal value), were reduced from the capital stock at December 2005 and 2004.

In 2005 and 2004, the company placed 10,090,400 and 1,344,000 shares, respectively, which had been repurchased in prior years. Total placement amounted to $64,187 and $6,419 ($62,591 and $5,907, nominal value), respectively, which means that $12,921 and $2,173 ($10,096 and $2,131, nominal value), respectively, increased the capital stock.

The capital stock subscribed and paid amounts to Ps432,275 plus a restatement increment of Ps462,277 to express it in Mexican pesos of purchasing power as of December 31, 2005, and is represented by 431,999,963 registered common shares with no par value.

NOTE 10 - INCOME TAX (IT), ASSET TAX (AT), EMPLOYEES' STATUTORY PROFIT SHARING (ESPS) AND TAX LOSS CARRYFORWARDS:

The company and its subsidiaries have been authorized by the Treasury Department to file consolidated IT and AT returns.

IT and ESPS charges are not proportional to pre-tax income, mainly due to the effect of permanent reconciling items (depreciation, revaluation and recognition of the effects of inflation on different bases for book and tax purposes).

As a result to the amendments to the IT Law approved on November 13, 2004, the IT rate will be 29% and 28% in 2006 and 2007, respectively.

At December 31, 2005 and 2004, the main temporary differences on which deferred IT is recorded are as follows:

	2005		2004	
	Consolidated	Grupher	Consolidated	Grupher
Estimation for valuing assets and liabilities	Ps (80,085)	Ps (23,058)	Ps 2,734)	Ps (23,240)
Inventories	(650,400)		(1,115,716)	
Fixed assets - Net	(617,096)	(2,256)	(624,468)	(3,550)
Advance expenses	(55,008)		(65,683)	
Excess in cost of shares	142,863	142,057	119,530	142,057
Royalties payable abroad	25,968		21,664	
Unamortized tax losses	228,343	21,397	326,072	10,475
Others	10,005		25,908	
	(995,410)	138,140	(1,315,427)	125,742
IT rate	28%	28%	29%	29%
	(278,715)	38,679	(381,474)	36,465
Recoverable AT	112,194		95,884	2,253
Deferred tax	(166,521)	38,679	(285,590)	38,718
Deferred tax arising from reinvested tax profit	(2,463)		(4,180)	
Total deferred taxes	Ps (168,984)	Ps 38,679	Ps (289,770)	Ps 38,718

For the years ended December 31, 2005 and 2004, Grupo Herdez individually determined a tax loss of $21,397 and $9,694, respectively.

At December 31, 2005 and 2004, the company did not incurre in AT.

NOTE 11 - COLLATERAL GRANTED:

At December 31, 2005 and 2004, Grupher and a subsidiary are guaranteeing bank loans of certain subsidiary and affiliated companies amounting to Ps1,024,691 and Ps1,415,741, respectively.

NOTE 12 - EXTRAORDINARY ITEMS:

As a result of the steps taken by Grupher management with a view to streamlining future operations and economic results, certain operations have been identified as from 2004, which, after a number of analyses, were considered not to be generating the originally expected results. Management therefore decided to suspend and/or cancel those operations. Said operations are shown in the statement of income as extraordinary items, since they are considered unusual and uncommon operations. Following are the extraordinary items net of IT:

Year	Close of Veracruz plant	Severance paid to Veracruz personnel	Close of Miel Carlota plant	Close of McCormick plant	Total	IT Rate	IT	Extraordinary Item
2005	Ps 94,616 (1)	Ps 14,059 (2)	Ps 1,770 (1)	Ps 6,038 (3)	Ps 116,483	28%	Ps 32,615	Ps 83,868

Year	Cancellation of agricultural operations	Effect of suspending subsidiary operation	Total	IT Rate	IT	Extraordinary item net of income tax
2004	Ps 41,332 (4)	Ps 20,666 (5)	Ps 61,998	30%	Ps 18,599	Ps 43,399

(1) Close of operations at the Veracruz plant, which included the facilities and operations of Miel Carlota. The operations of those plants are being relocated to the San Luis Potosí Plant (SLP). The reserve includes cancellation of assets and dismantelling expenses.

(2) Corresponds to severance paid to personnel of the Herdez Veracruz plant.

(3) As a result of the opening of the industrial complex in SLP, operations of Avenida de la Paz plant in SLP were cancelled and production was relocated to the new complex.

(4) Corresponds to recognition of the cancellation of operations pertaining to fruit plantations, since those operations failed to generate generally expected results. It was therefore decided to discontinue those operations.

(5) Management decided to suspend the operations of the subsidiary Herdez Europa, S. A., due to the low level of activities.

NOTE 13 - NEW ACCOUNTING PRONOUNCEMENTS:

Beginning June 1, 2004, the Mexican Financial Reporting Standards Board - (CINIF, for its initials in Spanish), assumed the responsibility for setting accounting and reporting standards in Mexico. In compliance with this responsibility and after due exposure in 2004 and 2005, the CINIF issued several Financial Reporting Standards - (NIFs) that will become effective on January 1, 2006.

The main objective of the NIFs is to achieve the maximum possible harmonization and convergence Mexican accounting and reporting standards and regulation practices with International Financial Reporting Standards (IFRS).

The full hierarchy of NIFs, in effect beginning January 1, 2006 is as follows:

- NIFs and Interpretations of NIFs issued by the CINIF.
- Statements issued by the Accounting Principles Board of the MIPA that have not been modified, replaced or repealed by the new NIFs.
- IFRS, which , are applicable when no Mexican.

The circulars issued by the Accounting Principles Board will continue to have the status of recommendations and will be part of the NIFs until such time as they are repealed or superseded by NIFs.

Following is a list of the NIFs issued to date. Being mainly of a general nature, they are not expected to have a significant effect on financial reporting:

NIF A-1 "Structure of Financial Reporting Standards"
NIF A-2 "Basic postulates"
NIF A-3 "User needs and objectives of financial statements"
NIF A-4 "Qualitative features of financial statements"
NIF A-5 "Basic elements of financial statements"
NIF A-6 "Recognition and valuation"
NIF A-7 "Presentation and disclosure"
NIF A-8 "Supplementary"
NIF B-1 "Accounting changes and correction of errors"

Additional Information

BMV ticker symbol: Herdez*

ADR Level 1 25:1
Market: OTC
Symbol: GUZBY
Cusip 40050P109

HERDEZ

Depositary Bank

The Bank of New York
Shareholder Relations
Church Street Station
P.O. Box 11258
New York, N.Y. 10286-1258
Tel: 1-888-643-4269
Toll free number: 1-888-BNY-ADRS
email: shareowner-svcs@bankofny.com
web address: http://www.stockbny.com

Investor Relations

Angélica Piña Garnica
apg@herdez.com.mx
Tel. 5201-5655 ext. 1085

E-mails

sales:
ventas@herdez.com.mx

purchasing:
compras@herdez.com.mx

foreign commerce:
eximp@herdez.com.mx

human resources:
rechum@herdez.com.mx

investor relations:
invrel@herdez.com.mx

advertising and communications:
publicidad@herdez.com.mx

Internet Websites

www.grupoherdez.com.mx
www.herdez.com
www.fundacionherdez.com.mx

GRUPO HERDEZ

Corporate Headquarters

Monte Pelvoux 215
Lomas de Chapultepec
C.P. 11000
México D.F.
Tel. 5201 5655

Damos Valor a tu Confianza

INFORME ANUAL GRUPO HERDEZ 2005


HERDEZ
Champiñones
ENTEROS
HERDEZ
Champiñones
EN ESCABECHE
HERDEZ
Ensalada
DE VEGETALES

Misión

La misión de Grupo Herdez es poner al alcance de los consumidores, principalmente en los mercados de México y Estados Unidos, alimentos y bebidas de calidad, con marcas de prestigio y valor crecientes.



Visión

Grupo Herdez quiere consolidarse, crecer y posicionarse como una organización líder en el negocio de alimentos y bebidas, reconocida por la calidad de sus productos y por la efectividad de sus esfuerzos orientados a asegurar la satisfacción de las necesidades y expectativas de sus consumidores, en un marco de atención y servicio competitivos para sus clientes, bajo estrictos criterios de rentabilidad y potencial estratégico.



Valores

honestidad

Actuamos correctamente, porque manejamos con responsabilidad y transparencia los recursos que se nos encomiendan y mostramos un respeto absoluto ante los bienes ajenos (honestidad material), porque manifestamos con claridad lo que pensamos y creemos (honestidad intelectual) y porque nos comportamos conforme a las normas y principios de la empresa, teniendo siempre presentes las consecuencias de nuestros actos (honestidad moral).

orientación a resultados

Cumplimos con los compromisos establecidos, y siempre que es posible los superamos, buscando mejores formas de hacer las cosas y teniendo presente que somos responsables de asegurar que los resultados de nuestra actividad contribuyan a agregar valor a los procesos en que participamos.

trabajo en equipo

Integramos un equipo en función del logro de objetivos compartidos, sumando talento y compromiso, con apertura ante la diversidad de opiniones, conocimientos y habilidades, porque la colaboración, el respeto y el apoyo mutuo constituyen la base de nuestras relaciones.



La confianza es la resultante del comportamiento alineado con los valores de Grupo Herdez; es consecuencia del comportamiento honesto, de la orientación a resultados y del trabajo en equipo, y al mismo tiempo conecta a los tres valores y por tanto los integra como un conjunto coherente y pleno de sentido.

Lo anterior se refleja en la calidad de los productos y servicios resultado de nuestro trabajo y, por consiguiente, en la opinión que nuestros clientes y consumidores se forman de nosotros.

Indice

Perfil del Grupo

HERDEZ

GRUPO HERDEZ.

La dedicación y experiencia de más de 90 años de Grupo Herdez, lo han posicionado como líder en México, con importante presencia en Estados Unidos, Canadá, Europa y Centro América.

☐ Grupo Herdez produce, comercializa y distribuye alimentos y bebidas enlatados y envasados así como pastas alimenticias.

☐ Cuenta con un sólido portafolio integrado por productos de la más alta calidad bajo las marcas Herdez, McCormick, Doña María, Barilla, Yemina, Vesta, Búfalo, Carlota, Yavaros, Solo Doña María, Festín, Hormel y Kikkoman, entre otras, las cuales tienen un elevado reconocimiento y valor en el mercado mexicano y representan a más de 500 diferentes productos que se venden en México y en el extranjero a través de tiendas de autoservicios, mayoristas, establecimientos institucionales y tiendas de abarrotes.

☐ Actualmente se tienen constituidas cuatro alianzas estratégicas al 50% con empresas líderes a nivel mundial: una con McCormick and Company, Inc., dos con Hormel Foods Corp. y una con Barilla Alimentare, S.p.A.

☐ La infraestructura del Grupo se compone de 8 plantas y 8 Centros de Distribución ubicados en la República Mexicana, en donde laboran más de 5,000 personas, atendiendo aproximadamente a más de 12,000 clientes. Cuenta con un centro de investigación y desarrollo que le permite ofrecer nuevos y mejores alimentos que brinden valor agregado a sus clientes y consumidores.

☐ A través de la Fundación Herdez, A.C., Grupo Herdez aporta a México nuevas posibilidades nutricionales combinadas con una sana economía, realizando investigación científica y difusión en materia agrícola y alimenticia, además de asistir a diversas comunidades en todo el país.



HERDEZ
Salsa casera
McCORMICK
HERDEZ Champiñones en escabeche
HERDEZ Ensalada de legumbres
MOLE
HERDEZ Atún
HERDEZ SOY
MANGO
Búfalo
Barilla

Principales Marcas y Productos

Marcas Propias


HERDEZ
Búfalo

HERDEZ: salsas caseras, champiñones, legumbres, frutas en almibar, jugos y néctares, jugo de 8 verduras, atún, puré de tomate, vinagres y bebidas.

BUFALO: salsas picantes y caseras, salsa tipo catsup, aceitunas y vinagre.

DOÑA MARÍA: mole en pasta, mole verde, pipián, adobo, platillos y salsas para guisar.

CARLOTA: miel de abeja y de maple, miel de maíz para bebé y jarabes.

FESTÍN: bebida de frutas.

YAVAROS: sardinas y pasta de tomate.

Marcas Asociadas


Barilla
SPAM
VESTA
YEMINA
Mostaza

McCORMICK: mayonesas, aderezos, mostazas, mermeladas, especias y tés.

HORMEL: spam, salchichas, carne con frijoles, carne con papas y con chile, pavo, pollo y jamón en trozos, carnes Herdez como patés, jamones endiablados y salchichas.

BARILLA, YEMINA Y VESTA: pastas alimenticias en diversas presentaciones y salsas para pasta.

SOLO DOÑA MARÍA Y SOLOMATE DOÑA MARÍA: caldo de pollo y caldo de pollo con tomate, granulado y en cubos.

Distribuciones


KIKKOMAN

KIKKOMAN: variedad de salsas de soya y salsas teriyaki.

Datos Financieros Relevantes

Expresados en MILLONES DE PESOS constantes al 31 de diciembre de 2005 (excepto información por acción y razones financieras) NC: No comparable

Grupo Herdez	2005		
VENTAS NETAS	5,705.6	5,630.9	1.3 %
Ventas Nacional	5,276.8	5,266.2	0.2 %
Ventas Exportación	428.8	364.7	17.6 %
UTILIDAD BRUTA	2,286.4	2,097.2	9.0 %
Margen Bruto	40.1 %	37.2 %	2.9 pp
UTILIDAD DE OPERACIÓN	798.6	433.9	84.1%
Margen de Operación	14.0 %	7.7 %	6.3 pp
UAFIDA	915.8	551.8	66.0 %
Porcentaje a Ventas	16.1 %	9.8 %	6.3 pp
UTILIDAD NETA MAYORITARIA	300.6	(13.3)	NC
Porcentaje a Ventas	5.3 %	(0.2 %)	5.5 pp
ACTIVO TOTAL	4,448.2	4,552.0	(2.3 %)
PASIVO TOTAL	1,838.2	2,343.6	(21.6 %)
INVERSIÓN EN ACTIVO FIJO	358.4	54.8	554.0 %
DEUDA CON COSTO	1,024.7	1,415.8	(27.6 %)
DEUDA CON COSTO / UAFIDA (veces)	1.1	2.6	(1.5)
DEUDA CON COSTO / CAPITAL CONTABLE CONSOLIDADO (veces)	0.4	0.6	(0.2)
CAPITAL CONTABLE CONSOLIDADO	2,610.0	2,208.3	18.2 %
MILLONES DE ACCIONES EN CIRCULACIÓN	432	422	2.4 %
PRECIO DE LA ACCIÓN AL CIERRE DEL AÑO	7.85	5.30	48.1 %

Canales de Distribución



7.5%
1.5%
3.4%
46.4%
41.2%

porcentajes

- cadenas de autoservicios
- mayoristas y tiendas de abarrotes
- gobierno
- exportaciones
- otros

Contribución a Ventas por Segmento de Productos



7.5%
1.7%
50.9%
10.4%
10.3%
8.7%
10.5%

porcentajes

- salsas y aderezos
- jugos, frutas y postres
- vegetales
- carnes y mariscos
- pastas
- varios
- exportaciones

Ventas en Valores por Unidad de Negocio



7.5%
0.1%
34.9%
57.5%

porcentajes

- empresas herdez
- empresas asociadas
- exportaciones
- otros

Mensaje a nuestros Accionistas



Señores Accionistas:

El 2005 fue para Grupo Herdez un año de logros particularmente relevantes. El primero al que voy a referirme, porque es el que tiene que ver con todos los demás, y de hecho influirá en todo lo que hagamos de aquí en adelante en Herdez, consiste en la definición del sentido de dirección del Grupo.

Durante el período que abarca este informe, enfocamos una parte importante de nuestra atención en la tarea de establecer con precisión nuestra razón de ser como empresa, la manera como nos vemos en el futuro y las líneas generales de actuación para los integrantes de la organización.

Desde la perspectiva financiera, me enorgullece informarles que el año que acaba de terminar fue de resultados sumamente positivos, al grado que obtuvimos la mejor utilidad de operación en los últimos quince años.

El comportamiento de las ventas fue satisfactorio, sobre todo considerando la reestructura operativa que llevamos a cabo, aunque sabemos que todavía existen áreas de oportunidad en las que debemos concentrar nuestros esfuerzos.

Las ventas totales del Grupo al 31 de diciembre de 2005 ascendieron a $5,705.6 millones de pesos, un incremento de 1.3% en términos reales a pesar de la eliminación de líneas y productos que efectuamos durante el periodo.

Las ventas nacionales se vieron beneficiadas por un buen desempeño en los segmentos de pastas, moles y salsas caseras, así como por los recientes lanzamientos de nuevos productos, empaques y presentaciones diferentes.

Amerita una mención especial el comportamiento sobresaliente de nuestras exportaciones a Estados Unidos, mismas que a pesar de las dificultades en el abasto de algunas materias primas se incrementaron 17.6%, alcanzando la cifra de $428.8 millones de pesos, lo que representa 7.5% de las ventas netas totales de 2005.

El costo de ventas como proporción a ventas experimentó una baja considerable al pasar de 62.8% en 2004 a 59.9% en 2005, como consecuencia de tres factores clave: i) la estabilización en el precio de algunas materias primas; ii) una diferente mezcla de ventas y iii) la centralización de algunos procesos productivos. De este modo, se logró que la utilidad bruta durante todo el año aumentara 9.0% descontando la inflación.

Conseguimos ser más eficientes en el ejercicio del gasto de operación, que se redujo en 10.5%, o bien 3.4 puntos porcentuales sobre ventas, al pasar de 29.5% en 2004 a 26.1% durante 2005.

Lo anterior se tradujo en un crecimiento de 84.0% en la utilidad de operación, al pasar de $433.9 millones de pesos obtenidos en 2004, a $798.6 millones en 2005, provocando una expansión en el margen de operación de 6.3 puntos porcentuales. Igualmente, el flujo de operación UAFIDA se incrementó 66.0% al pasar de $551.8 millones de pesos a $915.8 millones en 2005, el más alto en los últimos quince años.

Durante el año que cubre este informe, Grupo Herdez reconoció dos partidas extraordinarias que en su mayoría no implicaron el uso de recursos: i) la adopción del Boletín C-15 *Deterioro en el valor de los activos de larga duración*, emitido por el Instituto Mexicano de Contadores Públicos, A.C. y ii) el cierre de la Planta Los Robles en Veracruz.

Estas partidas significaron cargos no recurrentes a resultados por más de $30 millones de pesos, que se compensaron con una recuperación de impuestos por $31.8 millones netos. Estos cargos se explican a detalle en el cuerpo del presente informe.

Los excelentes resultados operativos después de estas partidas extraordinarias, ocasionaron que la utilidad neta consolidada se incrementara 331.6% al pasar de $115.6 a $498.9 millones de pesos en 2005, mientras que la utilidad neta de Grupo Herdez alcanzó $300.6 millones. Esta cifra se compara muy favorablemente con la pérdida registrada en 2004 por $13.3 millones, que incluyó un cargo extraordinario por $71.8 millones originado por la adopción del mencionado Boletín C-15.

Vale la pena destacar el eficiente manejo que hemos tenido en el capital de trabajo, principalmente en los inventarios, ya que los recursos generados por la operación ascendieron a $835 millones de pesos, un incremento de 69.3% con respecto al mismo concepto en 2004.

Durante el año destinamos $358.4 millones de pesos a la adquisición de activos fijos, principalmente en la compra de los tres barcos atuneros que teníamos bajo contrato de arrendamiento, y en la nueva planta de nuestra asociada McCormick de México en el Complejo Industrial *Duque de Herdez* en San Luis Potosí. El resto se canalizó a inversiones para mantener en niveles óptimos la planta productiva del Grupo.

Por otro lado, continuamos con la disminución de los pasivos bancarios, con lo que al 31 de diciembre de 2005 la deuda bancaria se había reducido a $1,024.7 millones, lo que significa $345.4 millones de pesos nominales menos que en el cierre de 2004. Además, la estructura de la deuda bancaria mantiene ahora un perfil más flexible para financiar nuestro futuro crecimiento.

El capital contable mayoritario en 2005 se incrementó 23.0% descontando la inflación, mientras que el retorno sobre el capital mayoritario promedio fue de 16.8% y el rendimiento sobre el capital contable consolidado promedio ascendió a 20.7%.

Volviendo al tema del sentido de dirección de la compañía, quiero aprovechar esta oportunidad para hacer énfasis en que el negocio principal de Grupo Herdez, en torno al cual giran todas las actividades de la organización, es la comercialización. De hecho, la comercialización dio origen a la empresa y hoy día somos una empresa básicamente comercial, con una cultura comercial.

Grupo Herdez aspira a crecer de manera sostenida, fortaleciendo consistentemente el valor de sus marcas, como resultado de:

- Poner al alcance de los consumidores productos de calidad que les faciliten la vida, contribuyan a la satisfacción de sus necesidades de alimentación y les proporcionen placer;
- Incorporar la innovación en el desarrollo de productos y empaques así como desarrollar otros canales de distribución;.
- Desarrollar alianzas estratégicas con las cuales generar sinergias;
- Asegurar la eficiencia en todas las piezas de la cadena de suministro;
- Mantener una relación valor-precio adecuada;
- Superar las expectativas de servicio de nuestros clientes, y
- Ofrecer una rentabilidad atractiva para ustedes.

Hemos retomado el camino hacia el crecimiento rentable, dirigiendo con más eficiencia nuestras inversiones en el mercado y principalmente, hacia el consumidor, que es a fin de cuentas quien determina la demanda de nuestros productos y por tanto nuestro éxito como empresa.

La confianza nos ha definido a lo largo de toda la historia de la empresa y corresponde a nosotros que la confianza siga siendo un término directamente asociado a Grupo Herdez.

La fortaleza de nuestros resultados y la flexibilidad financiera son un punto de partida sólido del rumbo a seguir para lograr nuestras metas de crecimiento bajo criterios de rentabilidad y enfoque al consumidor, dando valor a su confianza y con ello a la confianza de todos nuestros grupos de interés.

Héctor Hernández-Pons Torres
Presidente y Director General

En Grupo Herdez mejoramos nuestras presentaciones e introdujimos al mercado empaques que conservan los alimentos con cerrado hermético, fáciles de manejar y de almacenar y que responden al estilo de vida de nuestros consumidores


McCORMICK
CON TODA CONFIANZA...ES
HERDEZ
Ensalada
DE LEGUMBRES
Plumilla 2
Enriquecida con vitaminas/Enriched with vitamins
CONT. NET. 200g (7 OZ)

Orientación al consumidor





Ventas Latas, Salsas y Aderezos
2,582.4
2,757.9
2,906.2
2003
2004
2005
millones de pesos



Innovación continua de productos que anticipen y respondan a los estilos de vida de nuestros consumidores, con empaques atractivos, funcionales y económicos.

☐ En el área de Investigación y Desarrollo se trabajaron proyectos de mejora de calidad, de sustitución de ingredientes y de desarrollo de nuevos productos. Ofrecemos a nuestros consumidores opciones nutritivas y bajas en calorías que ahorran tiempo de preparación.

Alto valor de las marcas con estrategias de mercadotecnia.

☐ Nuestra meta es hacer crecer a las marcas para continuar dentro de los primeros o segundos lugares de participación de mercado. Esto lo lograremos consolidando los recientes lanzamientos de productos mediante publicidad en medios y promociones en el punto de venta para obtener mayor alcance y frecuencia de compra.

Mantener los productos Herdez dentro de la preferencia de los consumidores por su calidad, sabor y disponibilidad.

☐ Satisfacer a nuestros consumidores es un proceso continuo en el cual todas nuestras marcas trabajan para introducir productos de excelente sabor y calidad invariable.

☐ Nuestra línea 800 de servicio nos permite una retroalimentación constante con nuestros consumidores y fue galardonada con el quinto lugar entre las 40 empresas más importantes de México, de acuerdo con el estudio efectuado por el Instituto Mexicano de Telemarketing.




HERDEZ
LOS EXPERTOS EN SALSAS
Búfalo®
Miel de Abeja
CARLOTA
100% PURA
CALIDAD DE EXPORTACIÓN
Ahorre con la presentación de 500g
500g
Nº1 IN ITALIA
Nº1 EN ITALIA

Se realizaron actividades en el punto de venta como concursos, degustaciones, instalación de exhibidores y material de apoyo con el fin de diferenciarnos de la competencia y atraer al consumidor hacia nuestros productos, elevando la rotación y venta.

Cercanía con nuestros Clientes




Ventas Netas de Exportaciones
359.5
364.7
428.8
2003
2004
2005
millones de pesos



Establecemos relaciones de largo plazo con alta satisfacción para el cliente.

☐ Elaboramos conjuntamente con los clientes programas que ayuden a comercializar nuestros productos de forma rentable. Tomamos en cuenta sus expectativas y necesidades, creando nexos de servicio que incrementen la confianza mutua.

Incremento de presencia en puntos de venta

☐ Durante el año se realizaron actividades en el punto de venta como concursos, degustaciones, instalación de exhibidores y material de apoyo con el fin de diferenciarnos de la competencia y atraer al consumidor hacia nuestros productos, elevando la rotación y venta.

Optimización de la Red de distribución

☐ El entendimiento de los mercados nos ha permitido realizar acciones concretas para hacer más eficientes las operaciones de distribución, logrando que nuestros productos se encuentren al alcance de los consumidores.

Estrategias de distribución en el extranjero

☐ Hemos encontrado mejores alternativas para comercializar nuestros productos en el exterior -principalmente en Europa- mediante distribuidores con experiencia en la comercialización de productos étnicos en cada mercado. Lo anterior aunado a una mayor demanda por parte de nuestros consumidores en todos los mercados, fueron las razones fundamentales para que las ventas de exportación alcanzaran la cifra de $428.8 millones de pesos en el 2005.


SPAM
SPAM
SPAM
Reducido en Grasa

Durante el año continuamos con la racionalización de líneas teniendo como objetivo mantener un portafolio de alimentos y bebidas con potencial de crecimiento o que generen las utilidades que deseamos.


CON TODA CONFIANZA...ES
HERDEZ
SOY
frut
HERDEZ
Néctar de
HERDEZ

Crecimiento Rentable y Sostenido


HERDEZ
Salsa


Utilidad de Operación
798.5
433.9
356.0
2003
2004
2005
millones de pesos



Disciplina financiera en la utilización del efectivo

Grupo Herdez generó $835 millones provenientes de su operación, los cuales se utilizaron en inversiones estratégicas de activo fijo y en reducir sus pasivos con costo, los cuales al cierre del año representaron 1.1 veces el flujo de operación UAFIDA anual.

Orientación a resultados

Cambiamos nuestra mezcla de inversiones en publicidad y promoción con un énfasis en el consumidor, bajamos significativamente el gasto de operación a 26 por ciento sobre ventas y mantuvimos una filosofía de administración de márgenes. Estas acciones nos llevaron a alcanzar una utilidad de operación de $798.5 millones, una mejoría sin precedente en la historia de la compañía.

Eficiencia operativa y mejora en la cadena de suministro

Inauguramos la nueva planta de McCormick de México en el complejo industrial "Duque de Herdez" en San Luis Potosí, incrementando nuestra capacidad de producción. Finalizamos el cierre de operaciones de la planta "Los Robles" en Veracruz, trasladando la elaboración de diversas líneas a la Planta de San Luis, con objeto de consolidar operaciones.

A lo largo del año continuamos con las certificaciones ISO y HACCP al mismo tiempo que logramos que todos los Centros de Distribución contaran con sistemas de administración de almacenes y consignaciones, con lo cual se podrá dar un seguimiento más estrecho a los inventarios.



Un elemento fundamental para el Grupo ha sido la capacitación de todo tipo y niveles para los empleados, fomentando así su desarrollo profesional. De forma directa, la empresa brinda empleos dignos y bien remunerados extendiéndose a otros sectores con los que tiene contacto, como es el agrícola y el de pesca.


Nuevo
Doña María
Mole
Nuevo Sazón
Doña María
LISTA PARA GUISAR
Verde
MOLE
Doña María
CONTENIDO NETO 125g

Fortaleza y Visión a largo plazo





Gastos de Operación
1,821.2
1,663.3
1,487.8
2003
2004
2005
millones de pesos



Transparencia y solidez en el gobierno corporativo

□ Como empresa pública es prioritaria nuestra responsabilidad ante los inversionistas. Hemos destacado entre las empresas cuyos Consejos tienen mayor independencia y tenemos un gobierno corporativo en donde las decisiones se toman apegadas al Código de Mejores Prácticas Corporativas.

Compromiso con nuestras comunidades

□ Grupo Herdez trabaja para apoyar a sus proveedores mediante diversas herramientas: brinda apoyo técnico a sus principales maquiladores para mejorar su calidad y servicio y mantiene el convenio "Cadenas Productivas" con Nacional Financiera S.N.C, que permite a los proveedores financiarse a tasas de interés competitivas.

□ A través de la Fundación Herdez se promueve la cultura alimentaria mediante distintos sectores: social, educacional, cultural y en ciencia y tecnología.

Preservación de los recursos naturales

□ Contamos con plantas de tratamiento de aguas residuales y utilizamos gas natural en la mayoría de los procesos de elaboración teniendo un mínimo impacto ambiental. Recolectamos, separamos y vendemos la mayoría de los desechos industriales, evitando con esto la saturación y contaminación de tiraderos.

□ De acuerdo con nuestra filosofía, todos nuestros buques de pesca se apegan a las temporadas de veda. En el sector agrícola prohibimos el uso de pesticidas e insecticidas que dañen la flora y la fauna.



Resumen de Actividades


Doña María

☐ En el 2005 esta unidad de negocios llevó a cabo cambios profundos en aras de incrementar la rentabilidad y la eficiencia operativa. Se mantuvo la racionalización en el portafolio de productos así como la reubicación de ciertos procesos productivos.

No obstante que la atención se centró en estos dos temas, se realizaron inversiones en publicidad enfocadas en los consumidores jóvenes y en las amas de casa contemporáneas y se lanzaron nuevos productos al mercado con el fin de satisfacer las necesidades de conveniencia, nutrición y calidad.

☐ En la línea de legumbres, Herdez lanzó el nuevo puré de tomate en envase tetra-pack para la preparación de guisados, así como varios complementos que se pueden consumir como botana.

☐ La oferta de bebidas se amplió mediante la presentación de dos nuevas líneas: Coctelería formada por Conga,


HERDEZ
Piña Colada
Bloody Mary
Conga


SPAM
Oven Roasted
TURKEY
SPAM
Reducido en Grasa
CONTENIDO NETO 340g

☐ Las actividades de la comercializadora durante el año comprendieron tanto el diseño de estrategias como la atención de las necesidades específicas de cada canal de distribución.

☐ Implementamos una administración de categorías más eficaz y reestructuramos la operación de los repartidores "cosacos" lo que nos permitió ser más eficientes y disminuir gastos de distribución.

☐ Por otra parte, se dio un gran impulso al área de ventas institucionales incrementando los recursos asignados para su desarrollo.

Bloody Mary y Piña Colada, que se pueden consumir solas o con alcohol y bebidas de soya bajo la marca Soyfrut en sabores manzana, mango, fresa y naranja las cuales son una gran alternativa en bebidas saludables al contener múltiples propiedades proteínicas y energéticas.

☐ Por su parte, la marca Búfalo incrementó sus ventas en la categoría de aceitunas basando su fuerza en el envase de vidrio.

☐ Las salsas caseras Búfalo, a pesar de haber sufrido escasez en el abasto de materia prima, retomaron fuerza con el lanzamiento de los nuevos sabores de Salsa Potosina y Yucateca con nueva imagen. También esta marca introdujo la Salsa de Tomate tipo catsup en envase tetra-pack único con abre-fácil y bomba dispensadora re-usable.

☐ Los jarabes Carlota también presentaron nuevos productos como el maple light, el maple mantequilla y el jarabe de maíz sabor vainilla.

☐ Durante 2005 Doña María mantuvo su liderazgo en mole en pasta al mismo tiempo que exploró nuevas formas de uso como el mole líquido, los platillos y las salsas para guisar los cuales son productos "listos para servir" que ahorran al ama de casa tiempo de preparación manteniendo la calidad y sazón que caracterizan a la marca.


HERDEZ
festín
200 ml
PLAZA SESAMO

La innovación en productos y empaques, un excelente sabor y calidad, son las características que le dan valor a las marcas propias conformadas por: Herdez, Doña María, Búfalo, Carlota, Festín y Yavaros y que las mantienen dentro de los primeros lugares en el gusto de los consumidores.


Búfalo
ACEITUNAS
DESHUESADA
NEGRA
MANZANILLA
RELLENA DE JALAPEÑO
RELLENA DE ANCHOA


Pasivos Bancarios
1,684.2
1,370.1
1,024.7
2003
2004
2005

millones de pesos
(pesos nominales de cada año)

Resumen de Actividades


Barilla

□ Siguiendo las tendencias de conveniencia, durante 2005 las marcas de esta unidad de negocios incluyeron alimentos procesados de fácil preparación para ayudar al consumidor a ahorrar tiempo sin sacrificar sabor ni calidad. Por otra parte, con el fin de mantenernos a la vanguardia, realizamos cambios en empaques los cuales además de ser novedosos resultan prácticos y resistentes.

□ Como parte de la modernización de su imagen, McCormick modificó el diseño en etiquetas de las mayonesas, mostazas y aderezos al mismo tiempo que cambió sus tapas metálicas por tapas plásticas. Para estas líneas, también se realizó la introducción del nuevo empaque flexible Doy Pack el cual inmediatamente atrajo la atención por su diseño, siendo reconocido con el premio "Gold Award Winner in Packaging Excellence" que otorga la "Flexible Packaging Association" a nivel internacional.


Doña María
Salsa Mole
Mexican Spicy Tomato Taco Salsa
ORIGINAL

□ A pesar de la escasez de materias primas ocurrida a principios del año, logramos nivelar adecuadamente los inventarios de todos nuestros distribuidores obteniendo un desarrollo extraordinario en las ventas realizadas al extranjero, las cuales aumentaron 21.0% en cajas y 17.6% en valores.

□ Estos incrementos se explican por la mayor demanda en categorías como mole, salsas caseras, nopalitos y chiles en los Estados Unidos y por el crecimiento de las ventas en el mercado canadiense.

❑ La marca Barilla, líder en pastas de calidad superior, introdujo la original línea de Salsas para Pasta con Sazón Mexicano en sus versiones: tomate con pimiento morrón, con chile chilpotle, con especias y jalapeño, así como tomate con champiñones y chilpotle, las cuales están elaboradas rigurosamente sin conservadores. Estos complementos fueron diseñados especialmente para el mercado mexicano con el fin de acercar al consumidor al consumo de pasta como plato fuerte, ya que esta opción además de ser nutritiva, es rápida y fácil de preparar.

❑ Aunado a lo anterior, Empresas Asociadas reasignó sus inversiones en publicidad apoyando de forma constante y agresiva a las marcas, lo que permitió mantener el "Top of mind" en menciones de nuestros consumidores.


Ventas Netas de Pastas
521.2
530.8
591.4
2003
2004
2005
millones de pesos


Barilla
TOMATE CON PIMIENTO MORRÓN
TOMATE CON CHILPOTLE

Mantener el dinamismo en la introducción de nuevos productos y empaques así como consolidar los lanzamientos de años previos, serán lo que reforzará el liderazgo y valor que hasta ahora han mostrado las marcas McCormick, Barilla, Yemina, Vesta, Solo Doña María y Hormel.

❑ Dentro de las actividades realizadas en Europa, se desarrollaron nuevos empaques y presentaciones con una imagen más moderna, buscando introducir toda la gama de productos Doña María a otros países.


Búfalo
SALSA DE TOMATE TIPO CATSUP
¡NUEVA!
PICANTE LIMÓN
MEXICANA



Nuestra Gente y la Comunidad



NUESTRA GENTE

Uno de los aspectos fundamentales en el desarrollo de Grupo Herdez ha sido el permanente cuidado de sus relaciones laborales, procurando que éstas sean armoniosas tanto en lo individual como en lo colectivo, lo cual propicia un ambiente de confianza y comunicación entre todos los que conforman esta gran Empresa.

Al 31 de diciembre de 2005 laboraban directamente en la compañía 5,579 personas, de las cuales 2,986 son sindicalizados y 2,593 son de confianza. El personal se mantuvo prácticamente igual que el año anterior.

FUNDACIÓN HERDEZ

Fundación HERDEZ

De acuerdo con los objetivos principales de nuestra Fundación, durante el año se realizaron diversas actividades en el ámbito educacional, cultural y social, así como investigaciones científicas y tecnológicas con el fin de fomentar el desarrollo alimentario.

En el sector educativo, la galería "Nuestra Cocina Duque de Herdez" brindó durante el año orientación sobre nuestra historia culinaria a visitantes nacionales y extranjeros. La Biblioteca de la Gastronomía Mexicana centró sus esfuerzos en ampliar el campo de estudio de la cocina mexicana con libros que permitan contextualizar los platillos conforme a su origen, tradiciones y nivel nutrimental. Adicionalmente, se impartieron varios cursos destacando "El arte de hacer tamales" y el "Taller de chiles en nogada" así como la organización del taller infantil "De donde viene la panza de Sancho" dentro de "El Festival del Centro Histórico de la Ciudad de México".



Conscientes acerca del problema de obesidad que ataca a nuestro país, se llevaron a cabo cinco conferencias en la barra de televisión educativa abierta Mirador Universitario a través de la CUAED con el tema "¿Qué pasa cuando pesa el sobrepeso?" con la participación de la Escuela de Dietética y Nutrición del ISSSTE y un curso presencial sobre "La alimentación correcta como prevención de enfermedades crónico-degenerativas".

La Fundación Herdez, preocupada por el bienestar de las personas más desfavorecidas que habitan en nuestro país, asumió como todos los años el compromiso de apoyar a instituciones de beneficencia y a comunidades marginadas. Como parte del apoyo a la población en situaciones de desastre, se realizó también una entrega especial de alimentos a los damnificados de los huracanes Stan y Wilma, que este año azotaron fuertemente a los estados de Chiapas, Yucatán, Veracruz y Campeche.

En el área de ciencia y tecnología, se llevaron al cabo diversas actividades como el desarrollo de estudios enfocados a la producción de alimentos con alto valor nutricional y la organización de las conferencias "Mitos y realidades del huevo" y "Alimentos transgénicos".

Comentarios y Análisis de la Administración

sobre los resultados de operación y situación financiera de la compañía



Desempeño de la Acción de 2000 a 2005
$7.85
$2.90
2000
2001
2002
2003
2004
2005

Durante el año 2005 se tomaron una serie de medidas enfocadas a incrementar los márgenes operativos de la compañía, destacando la depuración en el portafolio de productos, la centralización de algunos procesos productivos y una significativa reducción en el gasto de operación, con lo cual obtuvimos la mayor utilidad de operación en los últimos quince años.

Ventas Netas

Las unidades totales pasaron de 42.1 a 40.8 millones de cajas, un decremento de 3.1% con respecto a 2004.

Las ventas nacionales se redujeron 5.1% derivado principalmente de cambios en algunas presentaciones y de la eliminación de diversos productos. El cambio medido en toneladas, fue una disminución de 2.1%.

Las ventas al exterior crecieron 21.0%, al pasar de 3.3 millones a 4.0 millones de cajas representando 9.8% de las unidades totales.

Las ventas netas en valores alcanzaron $5,705.6 millones de pesos, un incremento de 1.3% con respecto al importe reportado el año anterior, a pesar de la eliminación de líneas.

El segmento de "Pastas" que representó 11.2% de las ventas nacionales en valores, incrementó 11.4% gracias a una mayor actividad promocional en los puntos de venta, así como por el lanzamiento de nuevos productos.

"Salsas y Aderezos", registró un incremento de 5.4% en valores, derivado de una sólida participación de mercado en mayonesas y de un fuerte desempeño en moles así como en salsas caseras.

Los nuevos lanzamientos de bebidas no compensaron la reducción de 5.9% en el segmento de "Jugos, frutas y postres". Por otra parte, "vegetales" bajó 16.4% ocasionado por la eliminación de líneas y productos.

"Carnes y Mariscos" disminuyó 7.1% derivado principalmente de bajas ventas de sardina.

A pesar de la falta de abasto en algunas materias primas, las ventas al exterior se incrementaron 17.6% alcanzando $428.8 millones de pesos, sobresaliendo la venta de salsas y mole en el mercado hispano de Estados Unidos.

Costo de Ventas

El costo de ventas en el periodo que abarca el presente informe, se redujo 3.2% derivado de:

- Mejores precios en algunas materias primas;
- Una diferente mezcla de ventas y
- La centralización de ciertos procesos productivos.

Como proporción a ventas netas, el costo se redujo en 2.9 puntos porcentuales, al pasar de 62.8% en 2004 a 59.9% en 2005.

Utilidad Bruta

Lo anterior originó que la utilidad bruta creciera 9.0% al pasar de $2,097.2 en 2004 a $2,286.4 millones de pesos en 2005. El margen bruto fue de 40.1% en comparación con 37.2% registrado en el período anterior.

Gastos de Operación

Continuando con el programa de racionalización operativa implantado a mediados de 2004, durante el período, los gastos de operación bajaron 10.5%. De acuerdo con esta iniciativa, el gasto anual de operación se redujo $175.5 millones, al pasar de $1,663.3 a $1,487.8 millones, traduciéndose en una reducción de 3.4 puntos porcentuales con relación a ventas.

Los gastos de venta disminuyeron 4.3% que incluyen una reorganización de la fuerza de ventas dirigida al canal detallista. Las inversiones en publicidad y promoción bajaron 23.4% enfocando estos recursos a los puntos de venta, mientras que el gasto de administración se redujo 2.2% con respecto al importe registrado durante el año anterior.

Utilidad de Operación y UAFIDA

Derivado del incremento en la utilidad bruta así como de las reducciones en los gastos anteriormente mencionados, la utilidad de operación se incrementó 84.0% al pasar de $433.9 a $798.6 millones, es decir, $364.7 millones más que en 2004.

El margen de operación registró una expansión de 6.3 puntos porcentuales al pasar de 7.7% durante 2004 a 14.0% durante 2005. Asimismo, la utilidad antes de financieros, impuestos, depreciación y amortización (UAFIDA) alcanzó $915.8 millones -la mayor en quince años- lo que significó un aumento de 66.0% con relación a la UAFIDA del año anterior. El margen UAFIDA pasó de 9.8% a 16.1%, registrando una expansión de igual magnitud que la utilidad de operación.

Costo Integral de Financiamiento

El costo integral de financiamiento se mantuvo constante en $85.6 millones, ya que la disminución en los intereses pagados netos compensó la menor utilidad por posición monetaria.

Utilidad antes de Partidas Extraordinarias e Interés Minoritario

Derivado de lo expuesto anteriormente, la utilidad consolidada antes de partidas extraordinarias pasó de $252.9 a $582.8 millones, es decir, un crecimiento de 130.5% con respecto a la utilidad reportada en 2004. Este importe incluye un beneficio por "reversión en pérdida por deterioro" antes de ISR de $73.8 millones que se explica a continuación.

Partidas Extraordinarias No Recurrentes y Cambios en Principios Contables

Durante 2005 se registraron dos cargos extraordinarios no recurrentes relacionados con: (i) la adopción del Boletín C-15 "Deterioro en el valor de los activos de larga duración y su disposición" emitido por el Instituto Mexicano de Contadores Públicos, reconociendo una reversión por deterioro antes de ISR por $73.8 millones; y (ii) un cargo neto de ISR por $83.9 millones relacionado en su mayoría por el cierre de operaciones de la planta "Los Robles" en el estado de Veracruz.

El total de cargos no recurrentes que no requirieron flujo de efectivo, neto de ISR durante 2005 ascendió a $30.8 millones, mismos que se compensaron con una recuperación de impuesto al activo y otros impuestos por $31.8 millones netos registrados como "Otros productos".

Utilidad Neta Mayoritaria

La utilidad neta mayoritaria ascendió a $300.6 millones durante 2005, cifra que compara muy favorablemente con la pérdida neta de $13.3 millones que incluyó un cargo extraordinario neto por $71.8 millones derivado de la adopción del boletín C-15, mencionado anteriormente.


Deuda con Costo /UAFIDA
3.7
2.6
1.1
2003
2004
2005
veces

Estado de Cambios en la Situación Financiera

Recursos Generados por la Operación

Como consecuencia de la sólida recuperación de los resultados a nivel operativo así como de una mayor eficiencia en el manejo de nuestro capital de trabajo, durante 2005 los recursos generados por la operación ascendieron a $834.7 millones de pesos, es decir $341.5 millones más que los recursos generados en 2004.

Recursos Generados por Operaciones de Financiamiento

Los recursos generados por la operación permitieron reducir en $385.4 millones los pasivos bancarios netos y pagar un dividendo de $158.5 millones a los accionistas que detentan el capital minoritario en nuestras asociadas.

En el ejercicio 2005 la compañía no decretó pago de dividendos a los accionistas mayoritarios ya que dichos recursos se destinaron a reducir los pasivos con costo. Por lo tanto, los recursos requeridos por actividades de financiamiento ascendieron a $543.9 millones de pesos, en comparación con $464.0 millones utilizados en 2004.

Recursos Generados por Actividades de Inversión

El monto total consolidado de inversiones en activo fijo ascendió a $358.4 millones en comparación con $54.7 millones registrados durante 2004.

El 16.0% de los recursos invertidos fueron utilizados por nuestra empresa asociada McCormick de México para la nueva planta en el Complejo Industrial "Duque de Herdez" en San Luis Potosí, que inició operaciones durante el tercer trimestre de 2005.

El 33.0% de los recursos destinados a la adquisición en activo fijo se canalizó para mantener en condiciones óptimas la planta productiva del grupo; y por último, el 51.0% de las inversiones se destinaron a la adquisición de los tres barcos atuneros ARKOS I, ARKOS II y CARTADEDECES, mismos que estaban bajo contrato de arrendamiento.

Estructura Financiera

De los recursos generados por la operación, 46.8% se destinó a la reducción de pasivos bancarios, mismos que pasaron de $1,415.7 a $1,024.7 millones, es decir, una reducción de $391.1 millones o bien, 27.6%.

Como resultado de lo anterior, la razón Deuda/UAFIDA consolidada mejoró considerablemente al pasar de 2.6 en 2004 a 1.1 veces en 2005, mientras que la cobertura de intereses-neto (medida a través de la utilidad de operación) aumentó de 3.4 a 6.6 veces durante el ejercicio 2005.

El apalancamiento de la compañía medido como Deuda Neta a Capital Contable se situó en 0.38 en comparación con 0.62 registrado en 2004.

El 22.3% de los créditos bancarios presentan vencimientos a corto plazo, mientras que el 77.7% restante está contratado a largo plazo. Por otra parte, el 79.2% de los pasivos con costo están denominados en moneda nacional, mientras que más de 60.0% de la deuda bancaria está contratada a tasas de interés fijas.

Por último, el capital contable mayoritario pasó de $1,601.9 millones a $1,969.7 millones, un incremento de 23.0% en términos reales.


UAFIDA
488.6
551.8
915.8
2003
2004
2005
millones de pesos


Deuda Neta / Capital Contable
0.8
0.6
0.4
2003
2004
2005
veces

Consejo de Administración y Principales Funcionarios

Consejeros Patrimoniales Relacionados

Presidente del Consejo
Lic. Héctor Hernández-Pons Torres

Vicepresidente
Lic. Enrique Hernández-Pons Torres

Sra. Flora Hernández-Pons de Merino

Consejeros Independientes

Lic. Enrique Castillo Sánchez Mejorada
Lic. Carlos Autrey Maza
Lic. Eduardo Ortíz Tirado Serrano
C.P. José Roberto Danel Díaz
C.P. José Manuel Rincón Gallardo
Ing. Luis Rebollar Corona

Secretario del Consejo

C.P. Ernesto Ramos Ortíz

Comisarios Propietarios (Independientes)

C.P. Francisco Javier Soní Ocampo
C.P. Mario Fernández Dávalos

Comisarios Suplentes (Independientes)

C.P. José Alfredo Hernández Linares
C.P. Gustavo Astiazarán Orcí

Comité de Auditoría

Presidente
C.P. José Roberto Danel Díaz

Lic. Eduardo Ortíz Tirado Serrano
Lic. Carlos Autrey Maza
C.P. José Manuel Rincón Gallardo

Comité de Finanzas y Planeación

Presidente
Lic. Enrique Castillo Sánchez Mejorada

Lic. Héctor Hernández-Pons Torres
Lic. Enrique Hernández-Pons Torres
C.P. José Manuel Rincón Gallardo
Ing. Luis Rebollar Corona

Principales Funcionarios

Presidente y Director General
Lic. Héctor Hernández-Pons Torres

Vicepresidente y Director General
Lic. Enrique Hernández-Pons Torres

Director Técnico
Dr. Salvador Badui Dergal

Director de Planeación Financiera
Lic. Gerardo Canavati Miguel

Director de Sistemas
Ing. Albert Dappen Guerrero

Director Ejecutivo Agropesca
Ing. Luis Garcés Benito

Director de Empresas Herdez
Lic. Alberto Garza Cabañas

Director Ejecutivo de Recursos Humanos
Lic. Pedro Gracia-Medrano Murrieta

Director Ejecutivo Comercializadora Herdez
Sr. Roberto González Rosas

Director de Finanzas
C.P. Pablo Lezama Veléz

Director Ejecutivo de Empresas Asociadas
Lic. Alejandro Martínez Gallardo y de Portualés

Director Ejecutivo de Comercio Exterior
Lic. Emilio Mahuad Gantus

Director de Logística
Ing. Jorge Obregón Parlange

Director Ejecutivo de Administración y Finanzas
C.P. Ernesto Ramos Ortíz

Director de Operaciones Empresas Asociadas
Ing. Rafael de Regil y Gómez Muriel

Director Comercial Empresas Asociadas
Lic. Juan Rodríguez del Collado

Director de Operaciones Empresas Herdez
Ing. Carlos Velázquez Osuna

Estados Financieros

Indice

Lic. Héctor Hernández-Pons Torres
Presidente del Consejo de Administración
Grupo Herdez, S.A. de C.V.
Monte Pelvoux No. 215 Piso 5
Col. Lomas de Chapultepec
México D.F. 11000

Marzo 20 de 2006

Estimado Lic. Hernández-Pons:

De conformidad con lo que establece el artículo 14 Bis 3, fracción V, inciso a), de la Ley del Mercado de Valores, los artículos 83 y 84 de las Disposiciones de Carácter General Aplicables a Emisoras de Valores y Otros Participantes del Mercado de Valores, y el artículo 28 del Reglamento del Comité de Auditoría del Consejo de Administración de la Sociedad, me permito presentar a usted el informe de actividades del Comité de Auditoría por el ejercicio 2005.

El Comité sesionó puntualmente en las juntas programadas para el año, incluyendo una extraordinaria, y en cada caso se formuló la agenda con los temas a tratar y se elaboró el acta respectiva. A las juntas asistieron los consejeros designados, los comisarios e invitados.

Los asuntos relevantes que se atendieron y que se mencionan para efectos de este informe son:

Se conocieron los Estados Financieros Dictaminados al 31 de diciembre de 2004, así como sus notas, sobre los cuales se recomendó su aprobación al Consejo de Administración.
El auditor externo presentó su Carta de Observaciones de la auditoría externa al cierre del ejercicio 2004.
El auditor externo presentó su informe sobre la revisión de transacciones con personas relacionadas por el año 2004.
Se conoció el estado que guardan los principales asuntos fiscales y jurídicos pendientes, así como el mecanismo para asegurar el cumplimiento de las disposiciones a que está sujeta la empresa, sobre la cual se dio opinión favorable al Consejo de Administración.
Se dio la opinión al Consejo de Administración para la designación del auditor externo de la sociedad.
Fueron aprobados los servicios adicionales a los de auditoría, que presta el despacho en el que el auditor externo es socio.
Se tuvo conocimiento de los programas de trabajo del auditor externo y del área de auditoría interna, para el año 2005.
Se conocieron las políticas contables, el proceso para la elaboración de la información financiera y le evaluación del sistema de control interno, los cuales fueron sometidos a la aprobación del Consejo de Administración.

Para complementar los trabajos sobre la información del ejercicio 2005, en la junta celebrada el 2 de marzo de 2006, se conocieron los Estados Financieros Dictaminados al 31 de diciembre de 2005 y sus notas, de los cuales recomendamos su aprobación al Consejo de Administración; la Carta de Observaciones de la auditoría a la misma fecha; y el Informe sobre la revisión de transacciones con personas relacionadas por el mismo ejercicio, presentado por el auditor externo.

Los asuntos se discutieron ampliamente, sin encontrarse situaciones que revelar fuera de las operaciones normales de la sociedad.

Está a su disposición toda la información relacionada con los temas antes mencionados y que fue entregada en su oportunidad a los miembros del Comité.

Estoy a sus órdenes para cualquier información adicional que necesite y reciba un cordial saludo.

Atentamente,

C.P. Roberto Danel Díaz
Presidente del Comité de Auditoría

A la Asamblea General de Accionistas de Grupo
Herdez, S. A. de C. V.

México, D.F. 6 de febrero de 2006

En nuestro carácter de Comisarios y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y de los estatutos de la Sociedad, rendimos nuestro dictamen sobre la veracidad, suficiencia y razonabilidad de la información financiera que ha presentado a ustedes el Consejo de Administración, en relación con la marcha de la Sociedad, por el año terminado el 31 de diciembre de 2005.

Hemos asistido a las Asambleas de Accionistas, a las Juntas del Consejo de Administración y a las sesiones del Comité de auditoría a las que hemos sido convocados y hemos obtenido de los directores y administradores, la información sobre las operaciones, documentación y registros que consideramos necesario examinar. Nuestra revisión ha sido efectuada de acuerdo con las normas de auditoría generalmente aceptadas.

Como se indica en las Notas 1 a 5 a los estados financieros, a partir del 1 de enero de 2004 entraron en vigor las disposiciones del Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C. La compañía y sus subsidiarias realizaron el cálculo del deterioro de sus activos de larga duración al 1 de enero de 2004 determinando un efecto neto de impuestos de $93,875,000 con cargo a los resultados del ejercicio; al final del mismo ejercicio se determinó una reversión con un efecto de $31,000,000. Asimismo, en el ejercicio de 2005 se reconoció que las condiciones que originaron el deterioro inicial habían cambiado substancialmente por lo que se determinó reversar un importe de $73,786,000 del importe reconocido como deterioro. Los efectos de 2005 y 2004 se muestran en los estados de resultados por separado.

Como se indica en la Nota 1 a los estados financieros, durante el ejercicio de 2004 la compañía y sus subsidiarias adoptaron los lineamientos establecidos en el Boletín C-8 "Activos Intangibles", emitido por el Instituto Mexicano de Contadores Públicos, A.C., el cual requiere que los activos intangibles con vida útil indefinida no se amorticen y la amortización de los activos intangibles con vida definida se realice sistemáticamente con base en la mejor estimación de su vida útil, determinada de acuerdo con la expectativa de los beneficios económicos futuros. Estos activos están sujetos a una evaluación anual sobre su valor recuperable para precisar la existencia de pérdidas por deterioro en el valor de los mismos. La adopción de estas disposiciones generó un menor cargo a los resultados del año de 2004 por $7,083,000, debido a que los activos intangibles de vida indefinida se dejaron de amortizar. Asimismo, al 31 de diciembre de 2005 y 2004 dichos activos fueron sujetos al cálculo del deterioro, el cual no generó efecto en los resultados de los ejercicios.

Como también se indica en la Nota 1 a los estados financieros, durante el ejercicio de 2004, la compañía y sus subsidiarias adoptaron anticipadamente las disposiciones del Boletín B-7 "Adquisiciones de Negocios" emitido por el Instituto Mexicano de Contadores Públicos, A.C., reconociendo el método de compra como regla única de valuación para la adquisición de negocios y eliminando a partir de la entrada en vigor de dicho boletín, la amortización del crédito mercantil, sujetándolo a pruebas anuales de deterioro. La adopción de estas disposiciones generó una disminución en el cargo a los resultados del ejercicio de $15,881,000. De igual forma, en el ejercicio de 2005, no resultó cargo alguno a los resultados por este concepto.

En nuestra opinión, los criterios y políticas contables y de información financiera seguidos por la Sociedad y considerados por los administradores para preparar la información financiera presentada por los mismos a esta Asamblea, son adecuados y suficientes y, se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, dicha información refleja en forma veraz, razonable y suficiente la situación financiera de Grupo Herdez, S.A. de C.V. al 31 de diciembre de 2005, los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por el año terminado en esa fecha, de conformidad con los principios de contabilidad generalmente aceptados.

C.P. Javier Soní Ocampo
Comisario

C.P. Mario Fernández Dávalos
Comisario

Dictamen de los Auditores Externos

A los Accionistas de
Grupo Herdez, S. A. de C. V.

Tlalnepantla, Méx., 6 de febrero de 2006

1 Hemos examinado los balances generales consolidados e individuales de Grupo Herdez, S.A. de C.V. y subsidiarias y de Grupo Herdez, S.A. de C.V. (como entidad legal separada) al 31 de diciembre de 2005 y de 2004 y los estados consolidados e individuales de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos, por los años que terminaron en estas fechas. Dichos estados financieros son responsabilidad de la administración de la compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

2 Como se indica en las Notas 1 y 5 a los estados financieros, a partir del 1 de enero de 2004 entraron en vigor las disposiciones del Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por la Comisión de Principios de Contabilidad del Instituto Mexicano de Contadores Públicos, A.C. La compañía y sus subsidiarias realizaron el cálculo del deterioro de sus activos de larga duración al 1 de enero de 2004 determinando un efecto neto de impuestos de $93,875,000 con cargo a los resultados del ejercicio; al final del mismo ejercicio se determinó una reversión con un efecto de $31,000,000. Asimismo, en el ejercicio de 2005 se reconoció que las condiciones que originaron el deterioro inicial habían cambiado substancialmente por lo que se determinó reversar un importe de $73,786,000 del importe reconocido como deterioro. Los efectos de 2005 y 2004 se muestran en los estados de resultados por separado.

3 Como se indica en el Nota 1 a los estados financieros, durante el ejercicio de 2004 la compañía y sus subsidiarias adoptaron los lineamientos establecidos en el Boletín C-8 "Activos Intangibles", emitido por el Instituto Mexicano de Contadores Públicos, A.C., el cual requiere que los activos intangibles con vida útil indefinida no se amorticen y la amortización de los activos intangibles con vida definida se realice sistemáticamente con base en la mejor estimación de su vida útil, determinada de acuerdo con la expectativa de los beneficios económicos futuros. Estos activos están sujetos a una evaluación anual sobre su valor recuperable para precisar la existencia de pérdidas por deterioro en el valor de los mismos. La adopción de estas disposiciones generó un menor cargo a los resultados del año de 2004 por $7,083,000, debido a que los activos intangibles de vida indefinida se dejaron de amortizar. Asimismo, al 31 de diciembre de 2005 y 2004 dichos activos fueron sujetos al cálculo del deterioro, el cual no generó efecto en los resultados de los ejercicios.

4 Como también se indica en el Nota 1 a los estados financieros, durante el ejercicio de 2004, la compañía y sus subsidiarias adoptaron anticipadamente las disposiciones del Boletín B-7 "Adquisiciones de Negocios" emitido por el Instituto Mexicano de Contadores Públicos, A.C., reconociendo el método de compra como regla única de valuación para la adquisición de negocios y eliminando a partir de la entrada en vigor de dicho boletín, la amortización del crédito mercantil, sujetándolo a pruebas anuales de deterioro. La adopción de estas disposiciones generó una disminución en el cargo a los resultados del ejercicio de $15,881,000. De igual forma, en el ejercicio de 2005, no resultó cargo alguno a los resultados por este concepto.

5 En nuestra opinión, los estados financieros consolidados e individuales antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Herdez, S.A. de C.V. y subsidiarias y de Grupo Herdez, S.A. de C.V. (como entidad legal separada) al 31 de diciembre de 2005 y de 2004 y los resultados consolidados e individuales de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

PricewaterhouseCoopers

C.P. Luis A. Martínez Gómez

Grupo Herdez, S.A. de C.V.
y Subsidiarias
miles de pesos (nota 1)

	31 de diciembre de	
ACTIVO	2005	2004
ACTIVO CIRCULANTE		
Efectivo e inversiones a plazo menor de un año	$ 32,607	$ 53,524
Clientes	816,580	762,428
Otras cuentas por cobrar	156,444	89,652
Impuesto al valor agregado e impuesto sobre la renta por recuperar	104,954	146,711
Partes relacionadas (nota 3)	15,355	13,521
	1,093,333	1,012,312
Inventarios (nota 4)	832,077	1,139,535
Gastos pagados por anticipado	60,341	69,334
Suma el activo circulante	2,018,358	2,274,705
INMUEBLES, MAQUINARIA Y EQUIPO - Neto (notas 1g. y 5)	2,007,334	1,824,789
INVERSIÓN EN COMPAÑÍAS ASOCIADAS (notas 1c. y 6)	102,944	89,344
OTROS ACTIVOS	231,502	281,385
EXCESO DEL COSTO SOBRE EL VALOR NETO EN LIBROS DE LAS ACCIONES DE LAS SUBSIDIARIAS Y ASOCIADAS A LA FECHA DE SU ADQUISICIÓN (notas 1c. y 6)	230,914	224,624
AMORTIZACIÓN ACUMULADA	(142,864)	(142,864)
	88,050	81,760
	$ 4,448,188	$ 4,551,983
PASIVO Y CAPITAL CONTABLE		
PASIVO A CORTO PLAZO		
Préstamos bancarios	$ 228,454	$ 384,782
Proveedores	329,857	511,858
Otras cuentas por pagar y gastos acumulados	107,581	85,324
Impuesto sobre la renta por pagar	175,854	11,454
Participación de los trabajadores en la utilidad por pagar	12,664	1,986
	854,410	995,404
Impuestos diferidos (notas 1j. y 10)	168,984	289,770
PASIVO A LARGO PLAZO		
Préstamos bancarios (nota 7)	796,237	1,030,959
Primas de antigüedad acumuladas (nota 1k.)	18,590	27,516
	814,827	1,058,475
Total pasivo	1,838,221	2,343,649
CAPITAL CONTABLE (nota 9)		
Capital social		
Valor nominal	432,275	422,715
Actualización	462,277	459,460
	894,552	882,175
Utilidades acumuladas	3,119,632	2,770,881
Prima en suscripción de acciones	204,683	204,683
Insuficiencia en la actualización del capital	(2,270,688)	(2,277,323)
Efecto acumulado del impuesto sobre la renta diferido	21,507	21,507
	1,075,134	719,748
INTERÉS MINORITARIO	640,281	606,411
	2,609,967	2,208,334
AVALES OTORGADOS (nota 11)	$ 4,448,188	$ 4,551,983

Las trece notas adjuntas son parte integrante de estos estados financieros.

Estado Consolidado de Resultados

Grupo Herdez, S.A. de C.V.
y Subsidiarias
miles de pesos (nota 1)

año que terminó el
31 de diciembre de

	2005	2004
Ventas netas	$ 5,705,585	$ 5,630,939
Costos y gastos:		
Costo de ventas	3,419,230	3,533,778
Gastos de venta	800,275	835,952
Gastos de administración	248,602	254,169
Gastos de publicidad	438,928	573,144
	4,907,035	5,197,043
Utilidad de operación	798,550	433,896
Otros productos (gastos) - Neto	51,202	(14,173)
Reversión de pérdida por deterioro (nota 5)	73,786	31,000
Costo integral de financiamiento:		
Intereses pagados - Neto	121,659	128,841
Diferencia en cambios - Neto	(5,662)	(4,678)
Utilidad por posición monetaria	(30,418)	(38,585)
	85,579	85,578
Utilidad antes de impuestos, participación en asociadas e interés minoritario	837,959	365,145
Provisiones para (nota 10):		
Impuesto sobre la renta causado	290,052	120,649
Impuestos diferidos	(39,910)	558
Participación de los trabajadores en la utilidad	12,500	1,963
	262,642	123,170
Utilidad antes de participación en asociadas e interés minoritario	575,317	241,975
Participación en asociadas	7,481	10,897
Utilidad antes de partidas extraordinarias y efecto por cambio en principio contable	582,798	252,872
Partidas extraordinarias (nota 12)	(83,868)	(43,399)
Utilidad antes de efecto por cambio en principio contable	498,930	209,473
Efecto por cambio en principio contable (nota 5)		(93,875)
Utilidad neta consolidada	498,930	115,598
Utilidad aplicable a los accionistas minoritarios	(198,367)	(128,922)
Utilidad (pérdida) neta correspondiente a los accionistas de la compañía tenedora	$ 300,563	$ (13,324)
Utilidad (pérdida) neta por acción (nota 1p.)	$ 0.69	$ (0.32)

Las trece notas adjuntas son parte integrante de estos estados financieros.

Estado de Variaciones en el Capital Contable

Por los dos años que terminaron el 31 de diciembre de 2005 y 2004 (nota 9)

Grupo Herdez, S.A. de C.V
y Subsidiarias
miles de pesos (**nota** 1)

	Capital social	Utilidades acumuladas	Prima en suscripción de acciones	Insuficiencia en la actualización del capital	Efecto acumulado del impuesto sobre la renta diferido	Interés minoritario
Saldos al 1 de enero de 2004	$ 879,954	$2,780,122	$ 204,683	$(2,185,449)	$ 21,507	$ 536,908
Recompra de acciones en circulación		(115)				
Disminución de capital por recompra de acciones	(24)	24				
Colocación de acciones		6,419				
Aumento de capital por colocación de acciones	2,245	(2,245)				
Pago de dividendos						(54,388)
Utilidad integral 2004 (**nota 1q.**)		(13,324)		(91,874)		123,891
Saldos al 31 de diciembre de 2004	882,175	2,770,881	204,683	(2,277,323)	21,507	606,411
Recompra de acciones en circulación		(3,622)				
Disminución de capital por recompra de acciones	(544)	544				
Colocación de acciones		64,187				
Pago de dividendos						(158,500)
Aumento de capital por colocación de acciones	12,921	(12,921)				
Utilidad integral 2005 (Nota 1q.)		300,563		6,635		192,370
Saldos al 31 de diciembre de 2005	$ 894,552	$3,119,632[1]	$ 204,683	$(2,270,688)	$ 21,507	$ 640,281

[1]Incluye $90,178 de reserva legal al 31 de diciembre de 2005 y de 2004.

Las trece notas adjuntas son parte integrante de estos estados financieros.

Estado Consolidado de Cambios en la Situación Financiera

Grupo Herdez, S.A. de C.V.
y Subsidiarias
miles de pesos (nota 1)

	año que terminó el 31 de diciembre de	
OPERACIÓN	**2005**	**2004**
Utilidad antes de efecto por cambio en principio contable y partidas extraordinarias	$ 582,798	$ 252,872
Partidas extraordinarias	(83,868)	(43,399)
Efecto por cambio en principio contable		(93,875)
Utilidad neta consolidada	498,930	115,598
Cargos (créditos) a resultados que no afectaron los recursos:		
Participación en asociadas	(7,481)	(10,897)
Depreciación	117,290	117,900
Prima de antigüedad	(8,926)	5,587
Impuesto sobre la renta diferido	(39,910)	558
Efecto por cambio en principio contable		93,875
	559,903	322,621
Variación en inventarios, otros activos, cuentas por cobrar y por pagar	274,807	170,638
Recursos generados por la operación	834,710	493,259
FINANCIAMIENTO		
Dividendos pagados al interés minoritario	(158,500)	(54,388)
Disminución de préstamos - Neto	(385,392)	(409,652)
Recursos utilizados en actividades de financiamiento	(543,892)	(464,040)
INVERSIÓN		
Aumento de capital en asociadas	(13,928)	
Recompra de acciones	(3,622)	(115)
Colocación de acciones	64,187	6,419
Adquisición de activo fijo	(358,372)	(54,747)
Recursos utilizados en actividades de inversión	(311,735)	(48,443)
Disminución en efectivo e inversiones a plazo menor de un año	(20,917)	(19,224)
Efectivo e inversiones a plazo menor de un año al principio del año	53,524	72,748
Efectivo e inversiones a plazo menor de un año al fin del año	$ 32,607	$ 53,524

Las trece notas adjuntas son parte integrante de estos estados financieros.

Grupo Herdez, S.A. de C.V.
miles de pesos (nota 1)

ACTIVO	31 de diciembre de 2005	2004
ACTIVO CIRCULANTE:		
Efectivo e inversiones a plazo menor de un año	$ 582	$ 8,433
Otras cuentas por cobrar	505	745
Partes relacionadas (nota 3)	674,369	195,195
Impuesto al valor agregado e impuesto sobre la renta por recuperar	732	725
Suma el activo circulante	676,188	205,098
MAQUINARIA Y EQUIPO - Neto (nota 5)	4,791	7,106
INVERSIÓN EN COMPAÑÍAS SUBSIDIARIAS Y ASOCIADAS (notas 1c. y 6)	1,808,847	1,641,691
EXCESO DEL COSTO SOBRE EL VALOR NETO EN LIBROS DE LAS ACCIONES DE LAS SUBSIDIARIAS A LA FECHA DE SU ADQUISICIÓN (notas 1c. y 6)	222,955	222,955
AMORTIZACIÓN ACUMULADA	(142,057)	(142,057)
	80,898	80,898
IMPUESTOS DIFERIDOS (notas 1j. y 10)	38,679	38,718
	$ 2,609,403	$ 1,973,511
PASIVO Y CAPITAL CONTABLE		
PASIVO A CORTO PLAZO:		
Préstamos bancarios	$ 111,454	$ 24,799
Impuesto sobre la renta por pagar		224
Otras cuentas por pagar	12,027	12,819
Suma el pasivo a corto plazo	123,481	37,842
PASIVO A LARGO PLAZO:		
Préstamos bancarios (nota 7)	516,236	333,746
CAPITAL CONTABLE (nota 9):		
Capital social		
Valor nominal	432,275	422,715
Actualización	462,277	459,460
	894,552	882,175
Utilidades acumuladas	3,119,632	2,770,881
Prima en suscripción de acciones	204,683	204,683
Insuficiencia en la actualización del capital	(2,270,688)	(2,277,323)
Efecto acumulado del impuesto sobre la renta diferido	21,507	21,507
	1,075,134	719,748
AVALES OTORGADOS (nota 11)		
	$ 2,609,403	$ 1,973,511

Las trece notas adjuntas son parte integrante de estos estados financieros.

Estado de Resultados

Grupo Herdez, S.A. de C.V.
miles de pesos (nota 1)

	año que terminó el 31 de diciembre de 2005	2004
Participación en los resultados de subsidiarias	$ 319,310	$ 4,303
Gastos de operación	6,730	9,743
Utilidad (pérdida) de operación	312,580	(5,440)
Otros ingresos	1,184	4,425
Costo integral de financiamiento:		
Intereses pagados - Neto	23,110	16,899
Diferencia en cambios - Neto	(3,277)	(1,675)
Utilidad por posición monetaria	(2,673)	(10,124)
	17,160	5,100
Utilidad (pérdida) antes de la siguiente provisión	296,604	(6,115)
Impuesto sobre la renta diferido (nota 10)	(3,959)	7,209
Utilidad (pérdida) neta del año	$ 300,563	$ (13,324)
Utilidad (pérdida) neta por acción	$ 0.69	$ (0.32)

Las trece notas adjuntas son parte integrante de estos estados financieros.

Estado de Cambios en la Situación Financiera

Grupo Herdez, S.A. de C.V.
miles de pesos (nota 1)

	31 de diciembre de 2005	2004
OPERACIÓN		
Utilidad (pérdida) neta del año	$ 300,563	$ (13,324)
(Créditos) cargos a resultados que no afectaron los recursos:		
Participación en los resultados de subsidiarias, neta de dividendos cobrados ($158,500 y $51,768) en el año de 2005 y 2004, respectivamente	(160,810)	47,466
Depreciación	2,313	2,313
Impuesto sobre la renta diferido	(3,959)	7,209
	138,107	43,664
Variación en cuentas por cobrar y por pagar	(475,668)	(118,213)
Recursos utilizados en la operación	(337,561)	(74,549)
FINANCIAMIENTO		
Préstamos obtenidos - Neto	269,145	113,786
Recursos generados por actividades de financiamiento	269,145	113,786
INVERSIÓN		
Aumento de capital en asociadas y subsidiarias		(38,748)
Recompra de acciones	(3,622)	(115)
Colocación de acciones	64,187	6,419
Recursos generados por (utilizados en) actividades de inversión	60,565	(32,444)
(Disminución) aumento en efectivo e inversiones a plazo menor de un año	(7,851)	6,793
Efectivo e inversiones a plazo menor de un año al principio del año	8,433	1,640
Efectivo e inversiones a plazo menor de un año al fin del año	**$ 582**	$ 8,433

Las trece notas adjuntas son parte integrante de estos estados financieros.

Grupo Herdez, S.A. de C.V.
cifras monetarias expresadas en miles de pesos en poder adquisitivo del 31 de diciembre de 2005 excepto las relativas a tipos de cambio

NOTA 1: PRINCIPIOS DE CONSOLIDACIÓN Y RESUMEN DE POLÍTICAS DE CONTABILIDAD

Las principales actividades de la compañía son establecer, organizar, adquirir y promover toda clase de sociedades y negocios comerciales e industriales. La compañía no tiene empleados a su servicio. Los estados financieros consolidados incluyen los relativos a Grupo Herdez, S. A. de C. V. (Grupher) y sus siguientes subsidiarias:

Compañía	Porcentaje de participación	Actividad
Herdez, S. A. de C. V. (Herdez)	100%	Manufactura, producción, compra y venta de productos alimenticios envasados, cosméticos y productos de tocador, importación y exportación de bienes y servicios y prestación de servicios contables, administrativos, de distribución e inmobiliarios. Además es la tenedora mayoritaria de las acciones de Arpons, S. A. de C. V. (Arpons) 100%, Herimex, S. A. de C. V. (Herimex) 51%, Herport, S. A. de C. V. (Herport) 50%, Hersail, S. A. de C. V. (Hersail) 50%, Grupo Inmobiliario (Inmobiliarias) 100% y Herdez Europa 95%.
Grupo Búfalo, S. A. de C. V. (Grupo Búfalo)	100%	Establecer, organizar, adquirir y promover toda clase de sociedades y negocios comerciales e industriales y la fabricación y compra-venta de productos alimenticios en conserva y salmuera. Adicionalmente, a partir del ejercicio de 2005, tiene inversión en acciones de: Corporativo Cinco, S. A. de C. V. (Corporativo Cinco) 100%, Enpesa S. A. de C. V. (Enpesa) 100%, Fórmula Alimenticia, S. A. de C. V. (Fómula) 100%, Herimex, S. A. de C. V. (Herimex) 49%, y Campomar, S. A. de C. V. (Campomar) 20%.
Yavaros Industrial, S. A. de C. V. (Yavaros)	100%	Captura de especies marinas, captación de productos agrícolas e industrialización, procesamiento y comercialización de productos marinos y agrícolas.
Compañía Comercial Herdez, S. A. de C. V.	100% (1)	Compra y venta de productos alimenticios envasados, cosméticos, importación y exportación de bienes y servicios; asimismo, es tenedora del 100% de Herventa, S. A. de C. V. (Herventa).
Alimentos Deshidratados del Bajío, S. A. de C. V (ADB)	100%	Fabricación, venta y distribución de cebolla, ajo, productos vegetales y productos cápsicos deshidratados.
Almacenadora Herpons, S. A. de C. V. (Almacenadora Herpons)	100%	Construcción, adquisición y establecimiento de toda clase de oficinas, almacenes y bodegas para el depósito de toda clase de bienes susceptibles de comercio.
Hersea, S. A. de C. V. (Hersea)	100%	Actuar como sociedad naviera dedicada a la empresa del mar, para la explotación de embarcaciones pesqueras.
Miel Carlota, S. A. de C. V. (Miel Carlota)	95%	Compra y venta de miel de abeja y productos relacionados con la apicultura.
Hormel Alimentos, S. A. de C. V. (Hormel Alimentos)	50%	Compra, venta, producción, distribución, importación y exportación de toda clase de productos alimenticios.
McCormick de México, S. A. de C. V. (McCormick)	50%	Elaboración y envasado de productos alimenticios.
Sociedad de Desarrollo Agrícola H. P., S. A. de C. V. (SDA)	95%	Llevar a cabo cualquier actividad de tipo agropecuaria, agroindustrial y forestal de agricultura.
Barilla México, S. A. de C. V. (Barilla México)	50%	Compra, importación, venta y distribución de toda clase de pastas alimenticias.
Fábrica de Envases del Pacífico, S. A. de C. V. (Fepsa)	50%	Manufactura, producción y venta de envases para productos alimenticios.
Hemarcas, S. A. de C. V.	100%	Servicios de asesoría administrativa y organizaciónde empresas

(1) Compañía constituida el 1 de diciembre de 2004 como resultado de la escisión de Herdez, S. A. de C. V. en la misma fecha. El capital social constituido es de $33,754 ($32,667 valor histórico).

Los estados financieros que se acompañan han sido preparados de acuerdo con principios de contabilidad generalmente aceptados, y a continuación se resumen las políticas de contabilidad más importantes, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de los efectos de la inflación en la información financiera.

a. Las cifras de los estados financieros se expresan en miles de pesos de poder adquisitivo del 31 de diciembre de 2005.

b. Todos los saldos y operaciones importantes entre las compañías se eliminan en la consolidación. Además, se acompañan estados financieros individuales de Grupher al 31 de diciembre de 2005 y de 2004, en los cuales la inversión en subsidiarias (eliminada en consolidación contra la inversión de los accionistas de las subsidiarias) se valúa por el método de participación. La consolidación se efectuó con base en estados financieros auditados de las subsidiarias.

c. A partir del ejercicio de 2004, Grupher y subsidiarias adoptaron anticipadamente las disposiciones del Boletín B-7 "Adquisiciones de Negocios" las cuales establecen, entre otras cosas, el método de compra como regla única de valuación para la adquisición de negocios y modifica el tratamiento contable del crédito mercantil, eliminando su amortización a partir de la entrada en vigor de este boletín y sujetándolo a reglas de deterioro de forma anual; asimismo, da reglas específicas en la adquisición del interés minoritario y de transferencias de activos o intercambio de acciones entre entidades de un mismo grupo. Anteriormente Grupher y subsidiarias reconocían el valor neto en libros de las acciones adquiridas mediante cargos sistemáticos a los resultados del ejercicio en un plazo de 15 años.

d. Las inversiones a plazo menor de un año se expresan al costo, el cual es semejante a su valor de mercado.

e. Los inventarios se encuentran expresados al costo de la última compra o producción, los cuales no exceden al valor de mercado. El costo de ventas se determinó por el método de últimas entradas primeras - salidas.

f. Los inmuebles, maquinaria y equipo se expresan a su valor actualizado, determinado mediante la aplicación a su costo de adquisición de factores derivados del Índice Nacional de Precios al Consumidor (INPC), en el caso específico de algunos activos, se actualizan limitados hasta el valor de mercado.

   La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por la administración de la compañía, tanto sobre el costo de adquisición, como sobre los incrementos por actualización.

   El valor de estos activos está sujeto a una evaluación anual de deterioro. (Véase Nota 1g.).

g. A partir del ejercicio de 2004, Grupher y subsidiarias adoptaron las disposiciones del Boletín C-15 " Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por el Instituto Mexicano de Contadores Público (IMCP), el cual establece entre otras cosas, criterios para la identificación y, en su caso, registro por las pérdidas por deterioro o baja de valor en los activos de larga duración, tangibles e intangibles, incluyendo el crédito mercantil. Los cálculos en Grupher y subsidiarias por la adopción de los lineamientos de este boletín al 1 de enero de 2004 determinaron un efecto neto de impuestos de $93,875 con cargo a los resultados del ejercicio; asimismo, al final del ejercicio de 2005 y de 2004 se determinaron efectos de crédito a los resultados de estos ejercicios como resultado de reversiones debido a cambios en las condiciones originales cuyos efectos fueron de $53,125 y $22,000, respectivamente. (Véase Nota 5).

h. Los activos intangibles se reconocen en el balance general siempre y cuando éstos sean identificables, proporcionen beneficios económicos futuros y se tenga control sobre dichos beneficios. Al 31 de diciembre de 2005 y 2004 se presentan en el balance general en el renglón de otros activos. Los activos intangibles con vida útil indefinida no se amortizan y los activos intangibles con vida definida se amortizan sistemáticamente, con base en la mejor estimación su vida útil determinada de acuerdo con la expectativa de los beneficios económicos futuros. El valor de esos activos está sujeto a una evaluación anual de deterioro. Como resultado de los estudios efectuados en los años de 2005 y 2004, no resultaron efectos a registrar en los resultados de dichos ejercicios.

i. Los pasivos a cargo de la compañía y las provisiones de pasivo reconocidas en el balance general, representan obligaciones presentes en las que es probable la salida de recursos económicos para liquidar la obligación. Estas provisiones se han registrado contablemente, bajo la mejor estimación razonable efectuada por la administración para liquidar la obligación presente; sin embargo, los resultados reales podrían diferir de las provisiones reconocidas.

j. El impuesto sobre la renta (ISR) se reconoce de acuerdo al método de activos y pasivos con enfoque integral. Bajo este método se reconoce en principio, un ISR diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

k. Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 12 años de servicios, así como las obligaciones que existen bajo los planes de retiro establecidos para los empleados, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan tales servicios, con base en estudios actuariales realizados utilizando el método de crédito unitario proyectado.

A partir del 1 de enero de 2005, la compañía adoptó las adecuaciones al Boletín D-3 "Obligaciones Laborales", el cual incorpora reglas de valuación, presentación y registro para el reconocimiento de obligaciones por remuneraciones al término de la relación laboral por causas distintas a reestructuración. Estos efectos también se reconocen mediante estudios actuariales realizados utilizando el método de crédito unitario proyectado. El efecto del costo neto del período por este tipo de remuneraciones fue poco importante en los resultados del año. La adopción inicial de dichas adecuaciones generó un pasivo de $6,754 y un activo de transición de $6,126, este último se amortizará en 9.7 años, que corresponde al plazo de la vida laboral promedio remanente de los trabajadores, por el reconocimiento de los servicios anteriores por remuneraciones al término de la relación laboral.

A continuación se resumen los principales datos financieros de dichos planes al 31 de diciembre de 2005 y de 2004.

	31 de diciembre de	
Activos y pasivos del plan de primas de antigüedad, plan de pensiones y al término de la relación laboral	2005	2004
Obligación por beneficios proyectados	$ (100,654)	$ (78,145)
Activos de los planes a valor de mercado	38,547	16,594
Servicios anteriores no amortizados	33,385	30,061
Variación en supuestos y ajustes no amortizados	10,132	3,974
Pasivo neto proyectado	$ (18,590)	$ (27,516)
Obligación por derechos adquiridos	$ (6,754)	
Obligación por beneficios actuales	$ (84,891)	$ (59,941)
Pasivo de transición no amortizado	$ (66,301)	$ (32,425)
Costo neto del período	$ 13,764	$ 10,516

El pasivo de transición se está amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan aproximadamente en 16 años.

l. Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación.

Los activos y pasivos en dichas monedas se expresan en moneda nacional a los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados.

m. El resultado por posición monetaria representa el efecto de la inflación medida en términos del INPC sobre el neto de los activos y pasivos monetarios mensuales del año.

n. El capital social, la prima en suscripción de acciones y los resultados acumulados representan el valor de dichos conceptos en términos de poder adquisitivo al fin del ejercicio, y se determinan aplicando a los importes históricos factores derivados del INPC.

La prima en suscripción de acciones representa la diferencia en exceso entre el pago de las acciones suscritas y el valor nominal de las mismas.

o. La insuficiencia en la actualización del capital contable está representada básicamente por el resultado acumulado por posición monetaria y por el resultado por tenencia de activos no monetarios, el cual representa un incremento en el valor actualizado de estos activos, aplicando costos específicos, por encima o por debajo de la inflación medida en términos del INPC.

p. La utilidad neta por acción está calculada con base en el promedio ponderado de acciones en circulación de acuerdo con las disposiciones contenidas en el Boletín B-14 "Utilidad por Acción" emitido por el IMCP.

q. La utilidad integral está representada por la utilidad neta, más los efectos del resultado por tenencia de activos no monetarios y la pérdida por la conversión de moneda extranjera, así como por aquellas partidas que por disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de capital, y se actualiza aplicando factores derivados del INPC.

A continuación se presenta el análisis de la utilidad integral:

	31 de diciembre de 2005			
	Utilidad	Insuficiencia en la actualización del capital	Interés minoritario	Utilidad integral
Utilidad neta	$ 300,563		$ 198,367	$ 498,930
Resultado por tenencia de activos no monetarios		$ 6,635		6,635
	$ 300,563	$ 6,635	$ 198,367	$ 505,565

	31 de diciembre de 2004			
	Utilidades acumuladas	Insuficiencia en la actualización del capital	Interés minoritario	Utilidad integral
Pérdida neta	$ (13,324)		$ 128,922	$ 115,596
Resultado por tenencia de activos no monetarios		$ (91,874)	(5,030)	(96,904)
	$ (13,324)	$ (91,874)	$ 123,892	$ 18,692

NOTA 2 - POSICIÓN EN MONEDA EXTRANJERA:

Al 31 de diciembre de 2005 el tipo de cambio fue de $10.63 por dólar ($11.15 al 31 de diciembre de 2004). Al 6 de febrero de 2006, fecha de emisión de los estados financieros dictaminados, el tipo de cambio fue de $10.52.

La información que se muestra a continuación se expresa en miles de dólares americanos (Dls.) por ser la moneda extranjera preponderante para la compañía.

Al 31 de diciembre de 2005 y de 2004, las compañías tenían los siguientes activos y pasivos monetarios en dólares:

	Consolidado		Grupher	
	2005	2004	2005	2004
Activos	Dls. 6,762	Dls. 6,481	Dls. 39	Dls. 39
Pasivos	(20,634)	(29,963)	(20,000)	(20,000)
Posición neta corta	Dls. (13,872)	Dls. (23,482)	Dls. (19,961)	Dls. (19,961)

Al 31 de diciembre de 2005 y de 2004, la compañía y sus subsidiarias tenían la posición de activos no monetarios de origen extranjero o cuyo costo de reposición se puede determinar únicamente en dólares como se muestra a continuación:

	Consolidado		Grupher	
	2005	2004	2005	2004
Inventarios	Dls. 2,881	Dls. 6,822		
Maquinaria y equipo	117,800	100,772	Dls. 1,938	Dls. 1,938
	Dls. 120,681	Dls. 107,594	Dls. 1,938	Dls. 1,938

A continuación se resumen las exportaciones e importaciones de bienes y servicios efectuadas por las subsidiarias (excluyendo las de maquinaria y equipo para su propio uso), junto con sus ingresos y gastos en dólares:

	Año que terminó el 31 de diciembre de	
	2005	2004
Exportaciones de mercancías	Dls. 39,401	Dls. 30,854
Importaciones de producto terminado	(10,870)	(14,978)
Gastos por regalías y servicios técnicos	(9,422)	(8,908)
Gastos por intereses	(33)	(626)
Ingresos por regalías	905	917
Neto	Dls. 19,981	Dls. 7,259

NOTA 3 - ANÁLISIS DE SALDOS Y TRANSACCIONES CON PARTES RELACIONADAS:

A continuación se presentan los principales saldos y transacciones con compañías tenedora, subsidiarias y afiliadas al 31 de diciembre de 2005 y de 2004.

	Consolidado		Grupher	
	2005	2004	2005	2004
Cuentas por cobrar (por pagar):				
Hechos con Amor, S. A. de C. V.	$ 25,215	$ (3,956)	$ 32,310	$ 3,102
Créame, S. A. de C. V.	(86)	(318)		
Herdez Corporation	1,638	1,766		
Herimex Corporation	1,781	1,287		
Empresas H. P., S. A. de C. V.	286	209		
Yavaros			230,218	31,654
Herdez			238,214	161,731
Corporativo Cinco		292		
McCormick and Company, Inc.	(19,110)	(20,107)		
Herflot, S. A. de C. V.	(2,112)	(3,783)		
Herflot Tijuana, S. A. de C. V.	(1,607)	73		
Barilla Alimentare	5	(4,712)		
Hersea			168,170	
Sociedad de Desarrollo Agrícola			8,600	
Almacenadota Herpons			(4,032)	(2,085)
Otros - Neto	9,345	42,770	889	793
Neto por cobrar	$ 15,355	$ 13,521	$ 674,369	$ 195,195

Transacciones:	Año que terminó el 31 de diciembre de Consolidado 2005	2004	Grupher 2005	2004
Venta (compra) de activos	$ (32,241)	$ (8,783)		
Intereses cobrados	4,254	2,390	$ 9,610	$ 10,050
Intereses pagados			(6,772)	(9,136)
Ingresos por servicios	6,656	19,074	1,159	3,994
Gastos de arrendamiento	(61,035)	(39,443)		
Ingresos por maquila	1,990	(6,117)		
Servicios administrativos	(13,038)	(133,572)		
Servicios de fletes	(18,338)	(19,606)		
Servicios de empaquetado		(18,963)		
Compra de etiquetas y otros materiales	(84,029)	(79,208)		
	$ (195,781)	$ (284,228)	$ 3,997	$ 4,908

Al 31 de diciembre de 2005 y de 2004 los totales anteriormente señalados representan el 5% del total de ingresos y del total de activos.

NOTA 4 - ANÁLISIS DE INVENTARIOS:

	31 de diciembre de 2005	2004
Productos terminados	$ 466,158	$ 552,919
Productos semiterminados y en proceso	26,470	13,276
Materias primas y material de empaque	194,048	236,996
Inventarios en poder de maquiladores y consignatarios	96,128	290,134
Almacén de refacciones	49,273	46,210
	$ 832,077	$ 1,139,535

NOTA 5 - ANÁLISIS DE INMUEBLES, MAQUINARIA Y EQUIPO:

	Año que terminó el 31 de diciembre de Consolidado 2005	2004	Grupher 2005	2004
Edificios	$ 705,485	$ 686,631		
Maquinaria y herramientas	1,689,453	1,695,750	$ 23,141	$ 23,141
Equipo de pesca	194,702	11,480		
Muebles y equipo de oficina	79,511	79,253		
Equipo para estibar y equipo de transporte	74,547	72,119		
Equipo electrónico de datos	67,984	59,219	6,995	7,229
	2,811,682	2,604,452	30,136	30,370
Depreciación acumulada	(1,143,405)	(1,076,330)	(25,345)	(23,264)
	1,668,277	1,528,122	4,791	7,106
Terrenos	272,846	224,363		
Construcciones en proceso, maquinaria en tránsito y anticipos a proveedores	66,211	72,304		
	$ 2,007,334	$ 1,824,789	$ 4,791	$ 7,106

En 2004 Grupo Herdez y subsidiarias tenían tres barcos en arrendamiento puro, el importe de las rentas se determinaban en forma trimestral, el valor de la renta de dos barcos importaba Dls.270,844 y la del tercer barco Dls.144,580, con vencimientos en mayo y noviembre del año 2007 y 2010, respectivamente. En el mes de septiembre de 2005 los contratos mencionados anteriormente fueron cancelados y se negoció la compra de los barcos.

A continuación se muestran los efectos mencionados en la Nota 1g. como consecuencia de la adopción de las disposiciones del Boletín C-15:

	31 de diciembre de 2004			2005
	Efecto inicial Pérdida por deterioro	(Reversión) incremento de la pérdida por deterioro	Efecto neto 2004	(Reversión) incremento de la pérdida por deterioro
Edificios	$ 45,587	$ (32,032)	$ 13,555	$ (13,118)
Maquinaria y herramientas	38,497	(5,572)	32,925	(5,864)
Muebles y equipo de oficina				
Equipo para estibar y equipo de transporte				
Equipo electrónico de datos				
Colmenas				
Terrenos	50,024	6,604	56,628	(54,804)
Construcciones en proceso, maquinaria en tránsito y anticipos a proveedores				
	134,108	(31,000)	103,108	(73,786)
ISR	(40,233)	9,000	(31,233)	20,661
Efecto neto del ISR	$ 93,875	$ (22,000)	$ 71,875	$ (53,125)

El reconocimiento de la pérdida inicial del ejercicio de 2004 por deterioro fue ocasionada por la disminución significativa en el valor de mercado de los activos. Asimismo, la reversión presentada en los cálculos al cierre del mismo año y la correspondiente al ejercicio de 2005, prácticamente obedecen y dan respuesta a que la administración de Grupher ha modificado la mezcla de sus inversiones en promoción y publicidad incrementando su participación y actividad en diversos puntos de venta, y en una aplicación más efectiva de recursos y en la implementación de una política de reducción de costos y gastos modificando en forma importante las condiciones originales.

NOTA 6 - INVERSIÓN EN COMPAÑÍAS SUBSIDIARIAS Y ASOCIADAS:

Compañía [1]	Porción de inversión en el capital de la emisora	Total	Diferencia entre el costo de adquisición y el valor neto en libros de las acciones a la fecha de adquisición
Subsidiarias consolidadas:			
Herdez	100%	$ 249,990	
Compañía Comercial Herdez	100%	497,280	
McCormick	50%	392,607	
Yavaros	100%	(2,521)	
Grupo Búfalo	100%	126,328	$ 120,796
ADB	100%	39,316	16,028
Almacenadora Herpons	100%	69,645	23,904
Miel Carlota	95%	22,930	20,714
Hormel Alimentos	50%	66,033	549
Hersea	100%	19,530	
SDA	95%	18,299	
Barilla México	50%	184,613	
Hermarcas	100%	33,994	
Asociadas		90,803	40,964
		$ 1,808,847	$ 222,955
Asociadas de las subsidiarias		$ 12,141	$ 7,959

[1] Los estados financieros de estas compañías han sido auditados por contador público independiente.

NOTA 7 - ANÁLISIS DE PRÉSTAMOS BANCARIOS:

Los préstamos bancarios al 31 de diciembre de 2005, se analizan a continuación:

Vencimiento	Tasa promedio	Consolidado	Grupher
2008			
Moneda nacional	9.81%	$ 50,000	
Dólares	5.01%	141,792	$ 141,792
2009			
Moneda nacional	9.95%	108,333	108,333
2010			
Moneda nacional	10.61%	496,112	266,111
		$ 796,237	$ 516,236

Algunos créditos incluyen obligaciones de hacer y no hacer a una de las subsidiarias, las cuales se cumplen completamente al 31 de diciembre de 2005.

NOTA 8 - INFORMACIÓN FINANCIERA POR SEGMENTOS:

La administración del Grupo genera en forma interna un conjunto de información financiera que sirve de base para la evaluación y toma de sus decisiones, por lo cual a continuación se muestra la información por segmento geográfico de ventas realizadas al extranjero, expresado en millones de pesos:

	31 de diciembre de			
	2005		2004	
	México	Estados Unidos	México	Estados Unidos
Ventas netas	$ 5,277	$ 429	$ 5,267	$ 365
Utilidad de operación	739	60	405	29
Utilidad (pérdida) neta	278	23	(13)	0
Depreciación y amortización	108	9	110	7
EBITDA	847	69	516	36
Activos totales	4,114	334	4,465	87
Pasivos totales	1,701	138	2,192	152

NOTA 9 - CAPITAL CONTABLE:

Los dividendos que se paguen estarán libres del ISR si provienen de la Cuenta de Utilidad Fiscal Neta (CUFIN) y estarán gravados a una tasa que fluctúa entre 4.62% y 7.69% si provienen de la CUFIN reinvertida. Los dividendos que excedan de dicha CUFIN causarán un impuesto equivalente al 40.84% y 38.91% si se pagan durante el ejercicio 2006 y 2007, respectivamente. El impuesto causado será a cargo de la compañía y podrá acreditarse contra el ISR del ejercicio o el de los dos ejercicios inmediatos siguientes. Los dividendos pagados no serán sujetos a retención alguna.

En caso de reducción de capital, estará tratado como si fuera dividendo, el excedente del capital contable sobre las aportaciones, actualizadas de acuerdo con los procedimientos establecidos por la Ley de ISR.

Los valores nominales de los componentes de la inversión de los accionistas distintos al capital social con sus respectivos incrementos por actualización, se muestran en la página siguiente.

	Valor nominal	Incremento por actualización
Utilidades acumuladas	$ 1,590,439	$ 1,529,193
Prima en suscripción de acciones	$ 43,572	$ 161,111

Durante 2005 y 2004, la compañía llevó a cabo la recompra de 536,800 y 22,300 acciones, respectivamente, que tenía en circulación en la Bolsa Mexicana de Valores por un importe de $3,622 ($3,574 sin reexpresión) y $115 ($107 sin reexpresión), respectivamente, por lo que un importe de $544 ($536 sin reexpresión) y $24 ($22 sin reexpresión) se redujeron del capital social, al 31 de diciembre de 2005 y de 2004.

Durante el ejercicio de 2005 y 2004, la compañía colocó 10,090,400 y 1,344,000 acciones, respectivamente, que en años anteriores habían sido recompradas, el importe de estas colocaciones importaron $64,187 y $6,419 ($62,591 y $5,907 sin reexpresión), respectivamente, por lo que $12,921 y $2,173 ($10,096 y $2,131 sin reexpresión), respectivamente, incrementaron el capital social.

El capital social de la compañía suscrito y pagado importa $432,275 más un incremento de $462,277 para expresarlo a pesos de poder adquisitivo del 31 de diciembre de 2005 y está representado por 431,999,963 acciones comunes nominativas sin expresión de valor nominal.

NOTA 10 - IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IA), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y AMORTIZACIÓN DE PÉRDIDAS FISCALES:

La compañía y sus subsidiarias tienen autorización de la Secretaría de Hacienda y Crédito Público para determinar su resultado fiscal e IA sobre bases consolidadas.

Los cargos por ISR y PTU no son proporcionales a la utilidad antes de estos gravámenes, debido básicamente al efecto de las partidas de conciliación de naturaleza permanente (depreciación por revaluación, y el reconocimiento de los efectos de la inflación sobre bases diferentes para fines contables y fiscales).

Como resultado de las modificaciones a la Ley del ISR, aprobadas el 13 de noviembre de 2004, la tasa de ISR será del 29% y 28% en 2006 y 2007, respectivamente.

Al 31 de diciembre de 2005 y de 2004 las principales diferencias temporales sobre las que se reconoce ISR diferido se analizan como se muestra en la página siguiente.

	2005		2004	
	Consolidado	Grupher	Consolidado	Grupher
Estimación para valuación de activos y pasivos	$ (80,085)	$ (23,058)	$ (2,734)	$ (23,240)
Inventarios	(650,400)		(1,115,716)	
Activo fijo - Neto	(617,096)	(2,256)	(624,468)	(3,550)
Gastos anticipados	(55,008)		(65,683)	
Exceso en costo de acciones	142,863	142,057	119,530	142,057
Regalías por pagar al extranjero	25,968		21,664	
Pérdidas fiscales por amortizar	228,343	21,397	326,072	10,475
Otros	10,005		25,908	
	(995,410)	138,140	(1,315,427)	125,742
Tasa de ISR	28%	28%	29%	29%
	(278,715)	38,679	(381,474)	36,465
IA por recuperar	112,194		95,884	2,253
Impuesto diferido	(166,521)		(285,590)	38,718
Impuesto diferido por utilidad fiscal reinvertida	(2,463)		(4,180)	
Total impuestos diferidos	$ (168,984)	$ 38,679	$ (289,770)	$ 38,718

Por los años que terminaron el 31 de diciembre de 2005 y de 2004, Grupo Herdez individualmente determinó una pérdida fiscal por $21,397 y $9,694, respectivamente.

Al 31 de diciembre de 2005 y 2004, la compañía no causó IA.

NOTA 11 - AVALES OTORGADOS:

Al 31 de diciembre de 2005 y de 2004, Grupher y una de sus subsidiarias tienen otorgados avales sobre créditos obtenidos por algunas de sus subsidiarias y afiliadas por un importe de $1,024,691 y $1,415,741, respectivamente.

NOTA 12 - PARTIDAS EXTRAORDINARIAS:

Como resultado de las acciones emprendidas por la administración de Grupher, a fin de eficientar las operaciones y resultados económicos futuros, a partir del ejercicio de 2004 se han identificado algunas operaciones que después de diversos análisis se concluyó que no generan los resultados originalmente esperados, motivo por el cual la administración decidió dejar y/o cancelar. Dichas operaciones se presentan en el estado de resultados como partidas extraordinarias en atención a que dichas operaciones se consideran no usuales ni frecuentes. A continuación se presentan las partidas extraordinarias netas del ISR:

Ejercicio	Cierre planta Veracruz	Liquidaciones personal Veracruz	Cierre planta Miel Carlota	Cierre planta McCormick	Total	Tasa ISR	ISR	Partida extraordinaria
2005	$ 94,616 (1)	$ 14,059 (2)	$ 1,770 (1)	$ 6,038 (3)	$ 116,483	28%	$ 32,615	$ 83,868

Ejercicio	Cancelación operaciones agrícolas	Suspensión actividades en compañía subsidiaria	Total	Tasa ISR	ISR	Partida extraordinaria
2004	$ 41,332 (4)	$ 20,666 (5)	$ 61,998	30%	$ 18,599	$ 43,399

(1) Cierre de operaciones en planta Veracruz, en la cual también incluía instalaciones y operación de Miel Carlota las operaciones de estas plantas están siendo reubicadas en la Planta de San Luis Potosí (SLP), esta reserva está incluyendo baja de activos y gastos por desmantelación.

(2) Corresponde a las liquidaciones del personal que laboraba en la planta de Herdez en Veracruz.

(3) Con motivo de la apertura del complejo Industrial en la ciudad de SLP, se decidió cancelar las operaciones de la planta de Avenida de la Paz en la misma ciudad de SLP y reubicar la producción en el nuevo complejo.

(4) Corresponde al reconocimiento de la baja de operaciones relacionadas con ranchos productores de frutas, debido a que estas operaciones no generan los resultados generalmente esperados, motivo por el cual se decidió discontinuar esta actividad.

(5) La administración decidió suspender la operación de la subsidiaria Herdez Europa, S. A. debido a la baja actividad de la misma.

NOTA 13 - NUEVOS PRONUNCIAMIENTOS CONTABLES:

A partir del 1 de junio de 2004, el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF), asumió la responsabilidad de la normatividad contable en México. Como parte de esta responsabilidad y después de un proceso de auscultación, efectuado durante los años de 2004 y de 2005, el CINIF emitió diversas Normas de Información Financiera (NIF), las cuales entraron en vigor a partir del 1 de enero de 2006.

Las NIF tienen por objeto lograr la armonización de las Normas Locales utilizadas por los diversos sectores de nuestra economía y converger en el mayor grado posible con las Normas Internacionales de Información Financiera (NIIF).

La estructura de las NIF, a observarse en forma obligatoria, a partir del 1 de enero de 2006, es la siguiente:

- Las NIF y las Interpretaciones de la NIF emitidas por el CINIF.
- Los boletines emitidos por la Comisión de Principios de Contabilidad (CPC) del IMCP que no hayan sido modificados, sustituidos o derogados por las nuevas NIF.
- Las NIIF (IFRS) aplicables de manera supletoria.

Las circulares de la CPC, seguirán siendo recomendaciones y formarán parte de las NIF hasta en tanto no pierdan su función; es decir, sean derogadas o ya no sean aplicables por quedar cubiertas en alguna NIF.

Las siguientes NIF, de las cuales se considera que su adopción no tendrá una afectación importante en la información financiera se enlistan a continuación:

NIF A-1 "Estructura de las Normas de Información Financiera"
NIF A-2 "Postulados básicos"
NIF A-3 "Necesidades de los usuarios y objetivos de los estados financieros"
NIF A-4 "Características cualitativas de los estados financieros"
NIF A-5 "Elementos básicos de los estados financieros"
NIF A-6 "Reconocimiento y valuación"
NIF A-7 "Presentación y revelación"
NIF A-8 "Supletoriedad"
NIF B-1 "Cambios contables y correcciones de errores"

información Accionistas

Clave BMV: Herdez*

ADR Nivel 1 - 25:1
Mercado: OTC
Símbolo: CUZBY
Cusip: 40050P109

HERDEZ

Banco depositario

The Bank of New York
Shareholder Relations
Church Street Station
P.O. Box 11258
New York, N.Y. 10286-1258
Tel: 1-888-643-4269
Toll free number: 1-888-BNY-ADRS
e-mail: shareowner-svcs@bankofny.com
web address: http://www.stockbny.com/

Relaciones con Inversionistas

Angélica Piña Garnica
apg@herdez.com.mx
Tel. 5201-5655 ext. 1085

Correos Electrónicos

ventas:
ventas@herdez.com.mx

compras:
compras@herdez.com.mx

comercio exterior:
eximp@herdez.com.mx

recursos humanos:
rechum@herdez.com.mx

relación con inversionistas:
invrel@herdez.com.mx

publicidad y comunicación:
publicidad@herdez.com.mx

Direcciones en Internet

www.grupoherdez.com.mx
www.herdez.com
www.fundacionherdez.com.mx

HERDEZ

GRUPO HERDEZ

Oficinas Corporativas

Monte Pelvoux 215
Col. Lomas de Chapultepec
C.P. 11000
México D.F.
Tel. 5201 5655

GRUPO
HERDEZ

NOTICE OF THE ANNUAL GENERAL ORDINARY MEETING OF SHAREHOLDERS OF GRUPO HERDEZ, S.A. DE C.V..

According to clause eleven and twelve of the Company's by laws, and articles 181 and 182 of the General Law of Business Associations, and to the resolution taken by the Board of Directors in their meeting of March 2º 2006, we convoke the shareholders of GRUPO HERDEZ, S.A. DE C.V. to the Annual General Ordinary Meeting of Shareholders that will take place April 25th, 2006 at 16:30 p.m. in the company's social domicile in Monte Pelvoux No. 215, Lomas de Chapultepec, 11000, México, Distrito Federal.

The meeting will be set with the following:

ORDER OF THE DAY:

- Presentation, approval and if the case, modification of the report of the Board of Directors about the ongoing course of business of the Company from January 1st, to December 31st, 2005, in compliance with articles 172 and 181 of the General Law of Business Associations, including financial statements and the report of the Commissaries.
- Presentation, and if the case, approval of the Annual Auditing Committee's Report, regarding the activities of the fiscal year of 2005, according to articles 14 bis, sections V, and a) of the Mexican General Stock Market Law and clauses 25, section a), and 23, section I), of the Company's By laws.
- Study and approval, if the case, of the project of the application of results of the fiscal year from January 1st, to December 31st, 2005.
- Designation or ratification, if the case, of the members of the Board of Directors and Commissary of the company and determination of emoluments.
- Determination of the maximum amount of resources that the Company can designate to buy shares for the fiscal year that ends December 31st, 2006, according to article 14-Bis 3 of the Mexican General Stock Market Law.
- Revision and if the case, update of powers of attorney.
- Designation of special delegates.

To have the right to attend and vote at the meeting, the shareholders must obtain the admission card at the address mentioned above by presenting to the Secretary the share certificates or the certificate of their deposit with S.D. Indeval, S.A. de C.V., or with any other credit institution, no later than 24 hours before the time of the meeting.

The shareholders may appear personally at the meeting or send their representative with the required power of attorney or designated according to the questionnaire established by the Company in compliance with article 14 Bis 3, fraction VI, section c) of the Mexican General Stock Market Law.

Mexico City, April 7th, 2006.

For the Board of Directors:

C.P. M. ERNESTO RAMOS ORTIZ.
Secretary

GRUPO HERDEZ

CONVOCATORIA.

ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS.

De conformidad con las Cláusulas Décimo Primera y Décimo Segunda de los Estatutos Sociales de la Sociedad y los Artículos 181 y 182 de la Ley General de Sociedades Mercantiles, mediante resolución adoptada por el Consejo de Administración de la Sociedad en su sesión celebrada el día 2 de marzo de 2006, se convoca a los accionistas de GRUPO HERDEZ, S.A. DE C.V., a la Asamblea General Ordinaria Anual de Accionistas, que se llevará a cabo el próximo día 25 de abril de 2006 a las 16:30 horas, en el domicilio de la Sociedad, ubicado en Monte Pelvoux No. 215, Lomas de Chapultepec, 11000 México, Distrito Federal.

La asamblea de accionistas se desarrollarán de conformidad con el siguiente:

ORDEN DEL DÍA.

1. Presentación y, en su caso, aprobación o modificación del informe del Consejo de Administración sobre la marcha de los negocios de la Sociedad durante el ejercicio social comprendido del 1º de enero al 31 de diciembre de 2005, a rendirse conforme a los Artículos 172 y 181 de la Ley General de Sociedades Mercantiles y que, por tanto, comprende Estados Financieros dictaminados de la Sociedad y el dictamen de los Comisarios.
2. Presentación y, en su caso, aprobación del Reporte Anual del Comité de Auditoría sobre las actividades realizadas durante el ejercicio 2005, a que se refiere el artículo 14 bis 3, fracción V, inciso a) de la Ley del Mercado de Valores y la cláusula Vigésimo Quinta, inciso a) y Vigésima Tercera inciso I), de los Estatutos de la Sociedad.
3. Estudio y, en su caso, aprobación del proyecto de aplicación de resultados por el ejercicio comprendido del 1º de enero al 31 de diciembre de 2005.
4. Designación o, en su caso, ratificación de los nombramientos de los miembros del Consejo de Administración y Comisario de la Sociedad y determinación de emolumentos.
5. Determinación del monto máximo de recursos que la Sociedad podrá destinar para compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2006, en términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores.
6. Revisión y en su caso actualización de los poderes otorgados.
7. Designación de delegados especiales.

Para tener derecho de asistir y votar en las asambleas, los Accionistas deberán recabar la tarjeta de admisión correspondiente, mediante la presentación al Secretario del Consejo de Administración, quien se localiza en el mismo domicilio antes indicado, de los Títulos definitivos o de las constancias que acrediten el depósito de sus acciones, ya sea en la S. D. Indeval, S.A. de C.V., Institución para el Depósito de Valores o institución de crédito, a mas tardar 24 horas antes de la hora fijada para la celebración de la Asamblea.

Los Accionistas podrán comparecer a la Asamblea personalmente o representados por su apoderado con poder general o especial, o designado mediante el formulario establecido por la Sociedad de conformidad con el inciso c) de la fracción VI del Artículo 14 Bis 3 de la Ley del Mercado de Valores.

México, D. F. a 7 de abril de 2006.

Por el Consejo de Administración:

C.P. M. ERNESTO RAMOS ORTÍZ.
Secretario.

PROTEGO
Casa de Bolsa

PROTEGO CASA DE BOLSA, S.A. DE C.V.

CONVOCATORIA A ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

Por acuerdo unánime del Consejo de Administración de Protego Casa de Bolsa, S.A. de C.V., tomado en su sesión del 30 de enero de 2006, se convoca a los accionistas de la Clase I Serie O de Protego Casa de Bolsa, S.A. de C.V. a una Asamblea Ordinaria de Accionistas, que se celebrará el lunes 24 de abril de 2006 a las 13:30 hrs en las oficinas de esta sociedad ubicadas en Boulevard Manuel Ávila Camacho 36 Piso 22, Col. Lomas de Chapultepec, 11000 en México, D.F., para tratar los asuntos contenidos en el siguiente:

ORDEN DEL DIA

I. Informe del Presidente del Consejo de Administración sobre las operaciones de la sociedad realizadas durante el ejercicio social terminado el 31 de diciembre de 2005.
II. *Discusión, aprobación o modificación en su caso, de los estados financieros de la* sociedad para el ejercicio social terminado el 31 de diciembre de 2005, después de oír el informe del comisario, y aplicación de los resultados del ejercicio.
III. Designación o ratificación en su caso de los miembros del consejo de administración, secretario y del comisario de la sociedad.
IV. Designación de delegados que den cumplimiento y formalicen las resoluciones tomadas por la asamblea.

Los accionistas podrán concurrir a la Asamblea personalmente o mediante apoderado, designado por medio de simple carta poder con el formato que se adjunta a la presente. Dicha representación deberá ser acreditada al momento de solicitar la tarjeta de admisión. En cumplimiento a lo dispuesto por el artículo 173 de la Ley General de Sociedades Mercantiles y 17 bis 3 de la Ley del Mercado de Valores, estará a disposición de los accionistas, en las oficinas de la casa de bolsa, la documentación *a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles,* así como el informe del comisario a partir del próximo 6 de abril de 2006.

México, D.F. a 28 de marzo de 2006
Lic. Sylvia Isabel Martínez García
Secretario Suplente del Consejo de Administración

HERDEZ
GRUPO
HERDEZ.

CONVOCATORIA

ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS

De conformidad con las Cláusulas Décimo Primera y Décimo Segunda de los Estatutos Sociales de la Sociedad y los Artículos 181 y 182 de la Ley General de Sociedades Mercantiles, mediante resolución adoptada por el Consejo de Administración de la Sociedad en su sesión *celebrada el día 2 de marzo de 2006, se convoca a los accionistas de GRUPO HERDEZ, S.A.* DE C.V., a la Asamblea General Ordinaria Anual de Accionistas, que se llevará a cabo el próximo día 25 de abril de 2006 a las 16:30 horas, en el domicilio de la Sociedad, ubicado en Monte Pelvoux No. 215, Lomas de Chapultepec, 11000 México, Distrito Federal.

La asamblea de accionistas se desarrollarán de conformidad con el siguiente :

ORDEN DEL DIA

1. Presentación y, en su caso, aprobación o modificación del informe del Consejo de Administración sobre la marcha de los negocios de la Sociedad durante el ejercicio social comprendido del 1° de enero al 31 de diciembre de 2005, a rendirse conforme a los Artículos 172 y 181 de la Ley General de Sociedades Mercantiles y que, por tanto, comprende Estados Financieros dictaminados de la Sociedad y el dictamen de los Comisarios.
2. Presentación y, en su caso, aprobación del Reporte Anual del Comité de Auditoria sobre las actividades realizadas durante el ejercicio 2005, a que se refiere el artículo 14 bis 3, fracción V, inciso a) de la Ley del Mercado de Valores y la cláusula Vigésimo Quinta, inciso a) y Vigésima Tercera, inciso l), de los Estatutos de la Sociedad.
3. Estudio y, en su caso, aprobación del proyecto de aplicación de resultados por el ejercicio comprendido del 1º de enero al 31 de diciembre de 2005.
4. Designación o, en su caso, ratificación de los nombramientos de los miembros del Consejo de Administración y Comisario de la Sociedad y determinación de emolumentos.
5. Determinación del monto máximo de recursos que la Sociedad podrá destinar para compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2006, en términos del Artículo 14 bis 3 de la Ley del Mercado de Valores.

6.- Revisión y en su caso actualización de los poderes otorgados.
7.- *Designación de delegados especiales.*

Para tener derecho de asistir y votar en las asambleas, los Accionistas deberán recabar la tarjeta de admisión correspondiente, mediante la presentación al Secretario del Consejo de Administración, quien se localiza en el mismo domicilio antes indicado, de los Títulos definitivos o de las constancias que acrediten el depósito de sus acciones, ya sea en la S. D. Indeval, S.A. de C.V., Institución para el Depósito de Valores o institución de crédito, a más tardar 24 horas antes de la hora fijada para la celebración de la Asamblea.

Los Accionistas podrán comparecer a la Asamblea personalmente o representados por su apoderado con poder general o especial, o designado mediante el formulario establecido por la Sociedad de conformidad con el inciso c) de la fracción VI del Artículo 14 Bis 3 de la Ley del Mercado de Valores.

México, D.F., a 7 de abril de 2006
Por el Consejo de Administración :
C.P. M. ERNESTO RAMOS ORTÍZ.

SEVASA

SERVICIOS ESPECIALES DE VENTAS AUTOMOTRICES, S.A. DE C.V.

CONVOCATORIA

Por acuerdo del consejo de Administración de **SERVICIOS ESPECIALES DE VENTAS AUTOMOTRICES, S.A. DE C.V.,** se convoca a los Accionistas a la **Asamblea Extraordinaria,** que se llevará a cabo el próximo 27 de abril del año 2006 a las 11:15 horas, en el Salón Principal del Hotel Camino Real de Tuxtla Gutiérrez, ubicado en Bulevard Belisario Domínguez No. 1195, Col. Santa Elena, Tuxtla Gutiérrez 29060, Chiapas.

ORDEN DEL DIA

Único: modificación a los estatutos de la sociedad.

Los Accionistas podrán hacerse representar en la asamblea mediante carta poder, expedida a favor de apoderados.

México, D.F., a 7 de abril de 2006

LIC. FRANCISCO BADA SANZ — **PRESIDENTE**
SR. JOSE LUIS PONCE GARCIA — **SECRETARIO DEL CONSEJO**

GRUPO MEXICANO DE DESARROLLO, S.A.

CONVOCATORIA

ASAMBLEA GENERAL ANUAL ORDINARIA Y EXTRAORDINARIA DE ACCIONISTAS

Con fundamento en lo dispuesto por los artículos 183, de la Ley General de Sociedades Mercantiles, y Décimo Quinto y Décimo Sexto de los Estatutos Sociales de la Sociedad, y de conformidad con la resolución adoptada por el Consejo de Administración de la Sociedad en su Sesión celebrada el 22 de febrero de 2006, se convoca a los Accionistas tenedores de acciones de la **Serie "B" de Grupo Mexicano de Desarrollo, S.A., a la Asamblea General Anual Ordinaria y Extraordinaria** de Accionistas que se celebrará el próximo viernes 28 de abril de 2006 a las 9:00 horas, en el Club de Empresarios Bosques, con domicilio en Bosque de Ciruelos N° 278, cuarto piso, Colonia Bosques de las Lomas, México, D.F. 11700, y durante la cual se tratarán los asuntos contenidos en el siguiente:

ORDEN DEL DIA

ASUNTOS DE LA COMPETENCIA DE LA ASAMBLEA GENERAL ANUAL ORDINARIA

I. *INFORME DEL CONSEJO DE ADMINISTRACIÓN DE LA SOCIEDAD POR EL EJERCICIO SOCIAL* CONCLUIDO EL 31 DE DICIEMBRE DE 2005.
II. PRESENTACIÓN Y APROBACIÓN EN SU CASO, DE LOS ESTADOS FINANCIEROS CORRESPONDIENTES AL EJERCICIO MENCIONADO DESPUÉS DE CONOCER EL INFORME DEL COMISARIO.
III. NOMBRAMIENTO O CONFIRMACIÓN DE LOS MIEMBROS DEL CONSEJO DE ADMINISTRACIÓN Y COMISARIO Y, EN SU CASO, DETERMINACIÓN DE SUS EMOLUMENTOS.
IV. PROPOSICIÓN Y, EN SU CASO, APROBACIÓN DEL MONTO MÁXIMO DE RECURSOS QUE PODRAN DESTINARSE A LA COMPRA DE ACCIONES PROPIAS PARA EL EJERCICIO SOCIAL 2006.
V. PRESENTACIÓN DEL REPORTE ANUAL DEL COMITÉ DE AUDITORIA DE LA SOCIEDAD EN TERMINOS DE LO PREVISTO POR EL ARTICULO 14 BIS-3 DE LA LEY DEL MERCADO DE VALORES.
VI. NOMBRAMIENTO DE DELEGADOS QUE DEN CUMPLIMIENTO Y FORMALICEN LAS RESOLUCIONES ADOPTADAS POR ESTA ASAMBLEA GENERAL ANUAL ORDINARIA.
VII. LECTURA Y APROBACIÓN EN SU CASO, DEL ACTA DE ASAMBLEA.

ASUNTOS DE LA COMPETENCIA DE LA ASAMBLEA GENERAL EXTRAORDINARIA

I. PROPOSICIÓN, DISCUSIÓN Y, EN SU CASO, APROBACIÓN RESPECTO DE LA REFORMA DEL ARTÍCULO SÉPTIMO DE LOS ESTATUTOS SOCIALES DE LA SOCIEDAD, DE ACUERDO A LO ESTIPULADO EN EL ARTÍCULO 14 BIS 3 DE LA LEY DEL MERCADO DE VALORES VIGENTE Y AL ARTÍCULO 8° DE LAS DISPOSICIONES DE CARÁCTER GENERAL APLICABLES A LAS EMISORAS Y OTROS PARTICIPANTES DEL MERCADO DE VALORES.
II. NOMBRAMIENTO DE DELEGADOS QUE DEN CUMPLIMIENTO Y FORMALICEN LAS RESOLUCIONES ADOPTADAS POR ESTA ASAMBLEA GENERAL EXTRAORDINARIA.
III. LECTURA Y APROBACIÓN EN SU CASO, DEL ACTA DE ASAMBLEA.

Se comunica a los señores Accionistas de la Serie "B" que las Tarjetas de Admisión para asistir a la Asamblea se entregarán contra el depósito en la Secretaría de la Sociedad de los títulos representativos de sus acciones o de la constancia de depósito respectiva expedida por la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores. Las Tarjetas de Admisión correspondientes se solicitarán y entregarán en días hábiles en Carretera México-Toluca número 4000, Colonia Cuajimalpa, México, D.F., 05000, a más tardar 24 horas hábiles antes de la fecha fijada para la celebración de la Asamblea. Se recuerda a las Casas de Bolsa y demás intermediarios financieros que para recoger el pase de admisión, deberán presentar el listado de titulares a que se refiere el artículo 78 de la Ley de Mercado de Valores, que contenga el nombre, domicilio, nacionalidad y número de acciones del accionista que representen.

Los accionistas podrán comparecer a la Asamblea personalmente o representados por apoderado con poder general. Dicha representación deberá ser acreditada al momento de solicitar la tarjeta de admisión, a partir de esta fecha se encuentra a disposición de los intermediarios del mercado de valores, que acrediten contar con la representación de accionistas de la sociedad, los formularios de los poderes a que se refiere el artículo 14 Bis-3 de la Ley de Mercado de Valores.

México, D.F. a 07 de abril de 2006.

ALFONSO MIGUEL LARENA NAJERA
SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

Canirac lanzará distintivo para manejo de alimentos

☐ *Oportunidad para las Pymes: Larraguivel*

Claudia Alcántara

Con el objetivo de aderezar el potencial de los pequeños y medianos restaurantes, la Cámara Nacional de la Industria Restaurantera y Alimentos Condimentados (Canirac) planea con Nacional Financiera (Nafin) la elaboración de un producto financiero exclusivo para el sector.

Asimismo lanzará a finales de abril el Distintivo Canirac, que fungirá como un sello de garantía alterno al Distintivo H, para aquellos empresarios que deseen garantizar a sus comensales el manejo higiénico de alimentos.

Ambas iniciativas forman parte de los mecanismos que el organismo planea crear para aumentar la competitividad y evitar que el crecimiento del sector de alimentos dependa por completo del desarrollo del Producto Interno Bruto (PIB) del país.

En entrevista, Sergio Larraguivel Cuervo, presidente de la Canirac, señaló que la actividad está ligada a los vaivenes de la economía, que a su vez depende en gran medida de factores externos como el precio del petróleo y el envío de remesas al país. De tal manera que a pesar de que durante 2005 se reportaron crecimientos, al cierre de este sexenio la industria restaurantera reflejará un déficit de 15 por ciento.

"Tenemos que buscar no depender sólo del PIB, y el crédito es una posibilidad que nos permite aspirar a obtener y crear más negocios", definió Larraguivel.

Por eso Canirac y Nafin analizan la posibilidad de diseñar el primer producto financiero exclusivo para restaurantes, que podría estar listo en los próximos tres meses.

Aunque los restauranteros, dijo, nunca habían dado "el tipo" para ser sujetos de crédito, la tendencia ha cambiado, y por medio de Nafin. Hoy 96 por ciento del sector en México se conforma por cuatro mil 243 establecimientos.

Carlos Cobb Chew, director de Canales Alternativos de Nafin, precisó que para la banca de desarrollo los restauranteros son un nicho importante, ya que significan 26 por ciento del PIB turístico y generan alrededor de 850 mil empleos directos. ☒

ACTA DE LA ASAMBLEA **GENERAL ORDINARIA ANUAL DE ACCIONISTAS** DE **GRUPO HERDEZ, S.A. DE C.V.**, CELEBRADA EL DÍA **25 DE ABRIL DE 2006,** A LAS 16:30 HORAS EN EL DOMICILIO SOCIAL QUE LA SOCIEDAD TIENE UBICADO EN MÉXICO, D.F.

Presidió la Asamblea el señor Lic. Héctor Ignacio Hernández-Pons Torres, en su calidad de Presidente del Consejo de Administración, fungiendo como Secretario el señor C.P. Martín Ernesto Ramos Ortíz, quien también lo es del Consejo de Administración, en presencia de los señores C.P. Francisco Javier Soní Ocampo y C.P. Mario Fernández Dávalos, Comisarios Propietarios de la Sociedad.

El Presidente propuso y la Asamblea por unanimidad de votos designó como Escrutadores a la Lic. Ma. del Carmen Struck Cano y al Lic. Pedro Gerardo Gracia Medrano Murrieta, quienes en el desempeño de sus funciones, procedieron a hacer el recuento de las acciones que poseen los accionistas presentes.

Verificado el cómputo de las acciones que poseen los accionistas presentes, de acuerdo con la lista de asistencia, se encontraron presentes 430'693,811 (cuatrocientas treinta millones, seiscientas noventa y tres mil ochocientas once) acciones de las 431'999,963 (cuatrocientas treinta y un millones novecientas noventa y nueve mil novecientas sesenta y tres) acciones con derecho a voto del capital social de la empresa, es decir, el 99.69 % (noventa y nueve punto sesenta y nueve por ciento), por lo que el Presidente declaró la asamblea legalmente instalada y válidos los acuerdos que en ella se tomen, de acuerdo a lo que establecen los Estatutos Sociales y la Ley General de Sociedades Mercantiles.

Acto seguido el Secretario dio lectura al siguiente:

ORDEN DEL DÍA.

1. Presentación y, en su caso, aprobación o modificación del informe del Consejo de Administración sobre la marcha de los negocios de la Sociedad durante el ejercicio social comprendido del 1° de enero al 31 de diciembre de 2005, a rendirse conforme a los Artículos 172 y 181 de la Ley General de Sociedades Mercantiles y que, por tanto, comprende Estados Financieros dictaminados de la Sociedad y el dictamen de los Comisarios.
2. Presentación y, en su caso, aprobación del Reporte Anual del Comité de Auditoria sobre las actividades realizadas durante el ejercicio 2005, a que se refiere el artículo 14 Bis 3, fracción V, inciso a) de la Ley del Mercado de Valores y la cláusula Vigésimo Quinta, inciso a) y Vigésima Tercera inciso I), de los Estatutos de la Sociedad.
3. Estudio y, en su caso, aprobación del proyecto de aplicación de resultados por el ejercicio comprendido del 1° de enero al 31 de diciembre de 2005.
4. Designación o en su caso, ratificación de los nombramientos de los miembros del Consejo de Administración y Comisarios de la Sociedad y determinación de emolumentos.
5. Determinación del monto máximo de recursos que la Sociedad podrá destinar para compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2006, en términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores.
6. Revisión y en su caso actualización de los poderes otorgados.
7. Designación de delegados especiales.

Aprobado por unanimidad el Orden del Día, se procedió a su desahogo en los siguientes términos:

PRIMERO. En el desahogo del primer punto del Orden del Día, en nombre del Consejo de Administración, el Presidente informó sobre la marcha de la Sociedad y sus filiales, comentando sobre la situación financiera y los cambios en las partidas que integran el patrimonio social y explicando cuales fueron las políticas y criterios contables y de información seguidos en la preparación de la información financiera, presentó los resultados del ejercicio comprendido del 1° de enero al 31 de diciembre del año 2005, conforme a los artículos 172 y 181 de la Ley General de Sociedades Mercantiles.

Acto seguido el C.P. Francisco Javier Soní Ocampo procedió a leer el dictamen de los Comisarios de la Sociedad, respecto del ejercicio social antes mencionado.

Después de un intercambio de opiniones el Presidente solicitó a los señores accionistas que tomaran una resolución respecto del informe del Consejo de Administración, tomando en cuenta el dictamen de los Comisarios de la Sociedad y en su caso se tomarán las medidas que se juzguen oportunas, por lo que los señores accionistas decidieron por unanimidad de votos tomar el siguiente:

Acuerdo No. 1: Se tienen por presentados y aprobados tanto el informe del Consejo de Administración, como el dictamen de los Comisarios de la Sociedad, incluyendo los Estados Financieros dictaminados de la Sociedad, en términos de los artículos 166, 172 y 181 de la Ley General de Sociedades Mercantiles, respecto de las operaciones del ejercicio que concluyó el 31 de diciembre de 2005.

SEGUNDO. Como desahogo del segundo punto del Orden del Día y en términos del artículo 14 Bis 3, fracción V, inciso a) de la Ley del Mercado de Valores y la cláusula Vigésimo Quinta, inciso a) y Vigésima Tercera inciso I), de los Estatutos de la Sociedad, el C.P. José Roberto Danel Díaz, en su calidad de Presidente del Comité de Auditoria, hizo la presentación del Reporte Anual de dicho Comité de Auditoria del Consejo de Administración de la Sociedad, sobre las actividades realizadas durante el ejercicio 2005 y sin observaciones en particular, los presentes por unanimidad de votos tomaron el siguiente:

Acuerdo No. 2: Se tienen por presentado y aprobado el Reporte Anual del Comité de Auditoria del Consejo de Administración de la Sociedad, respecto de las actividades realizadas durante el ejercicio que concluyó el 31 de diciembre de 2005, ordenándose se agregue al expediente de la presente acta un ejemplar de los mismos.

TERCERO En el desahogo de este tercer punto del Orden de Día, el Presidente sometió a la consideración de los señores accionistas el proyecto de aplicación de resultados del ejercicio comprendido del 1° de enero al 31 de diciembre de 2005 en los siguientes términos:

ESTADO DE RESULTADOS.

	(Pesos)
Utilidad (pérdida) antes de impuestos:	296'603,831.51
Impuesto Sobre la Renta:	(3'959,381.83)
Utilidad (pérdida) Neta:	300'563,213.34
Reserva Legal:	15'028,160.67
Utilidad (pérdida) después de Reserva Legal:	**285'535,052.67**

Expuesto lo anterior y conformes con la presentación, los señores accionistas decidieron por unanimidad de votos tomar el siguiente:

Acuerdo No. 3: Se aprueba el proyecto de aplicación de resultados del ejercicio comprendido del 1° de enero al 31 de diciembre del año 2005, dejando que el importe de la utilidad neta después de Reserva Legal, se lleve a la Cuenta de Utilidades de ejercicios anteriores.

CUARTO. En el desahogo de este punto del Orden del Día, el Secretario propuso a los señores accionistas que se reelija en sus funciones a los miembros del Consejo de Administración y Órganos de Vigilancia, para el siguiente ejercicio social, por lo que presentó a consideración de los presentes, la planilla de los miembros correspondientes.

Expuesto lo anterior, y después de un amplio intercambio de impresiones, los señores accionistas tomaron por unanimidad de votos los siguientes:

Acuerdo No. 4: Se resuelve reelegir como miembros del Consejo de Administración y Órganos de Vigilancia, a las personas propuestas en la planilla que presentó el Secretario del Consejo de Administración y de la Asamblea, para que quede integrado de la siguiente manera:

Consejeros Propietarios:

Héctor Hernández-Pons Torres.	Presidente y Director General.
Enrique Hernández-Pons Torres.	Vicepresidente y Director General
Flora Hernández-Pons de Merino.	Consejero
Enrique Castillo Sánchez Mejorada.	Consejero
Carlos Autrey Maza.	Consejero
Eduardo Ortiz Tirado Serrano	Consejero
José Roberto Danel Díaz.	Consejero
José Manuel Rincón Gallardo.	Consejero
Luis Rebollar Corona.	Consejero
M. Ernesto Ramos Ortiz	Secretario (no miembro del Consejo de Admón.)

Comisarios:

Propietarios	**Suplentes**
Francisco Javier Soní Ocampo.	José Alfredo Hernández Linares.
Mario Fernández Dávalos.	Gustavo Astiazaran Orcí.

Se hace constar que los miembros del Consejo que se encontraban presentes, aceptaron su nombramiento y, por lo que se refiere a los ausentes, sus cargos se tuvieron por aceptados en virtud de informes recibidos en ese sentido, así mismo continuarán en vigor las garantías otorgadas con anterioridad.

Por otra parte, y en relación con los emolumentos a pagarse a los miembros del Consejo de Administración y Comisario, los señores accionistas, por unanimidad de votos resolvieron:

Acuerdo No. 5: Se resuelve se pague como importe neto, a cada uno de los miembros del Consejo de Administración y Comisario de la Sociedad, una moneda de $50.00 ORO, por asistencia a cada junta de Consejo de Administración y por asistencia a cada reunión de alguno de los Comités del Consejo de Administración.

QUINTO. En el desahogo del quinto punto del Orden del Día, el Presidente en cumplimiento al Artículo 14 Bis 3 de la Ley del Mercado de Valores, propuso a los accionistas, aprobar como monto máximo de recursos que la Sociedad podrá destinar para la compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2006, la cantidad de $160'000,000.00 (CIENTO SESENTA MILLONES DE PESOS 00/100 M.N.) y siendo ésta una propuesta convincente, los señores accionistas decidieron por unanimidad de votos, tomar el siguiente acuerdo.

Acuerdo No. 6: Se resuelve aprobar la cantidad de $160'000,000.00 (CIENTO SESENTA MILLONES DE PESOS 00/100 M.N.), como monto máximo de recursos que la Sociedad podrá destinar para compra de acciones propias para el ejercicio social que concluye el 31 de diciembre del 2006, en términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores.

SEXTO. Como sexto punto del Orden del Día, el Secretario comentó que al través del tiempo se ha hecho necesario ratificar algunos de los poderes otorgados desde la constitución de la sociedad por lo que presentó la propuesta de los mismos, con lo que los señores accionistas decidieron por unanimidad de votos, tomar el siguiente:

Acuerdo No. 7: Se confiere en favor de los señores Enrique Hernández-Pons Torres y/o Héctor Ignacio Hernández-Pons Torres para que lo ejerciten conjunta o separadamente, los siguientes poderes:

1. **Poder General, para pleitos y cobranzas,** en términos del Artículo dos mil quinientos cincuenta y cuatro del Código Civil vigente para el Distrito Federal y sus correlativos de los Códigos Civiles de los demás Estados de la República Mexicana y del Código Civil Federal, con todas las facultades generales y especiales que conforme a la Ley requieran cláusula especial, de acuerdo con el artículo dos mil quinientos ochenta y siete del mismo ordenamiento y sus correlativos de los demás Códigos Civiles mencionados.

De manera enunciativa y no limitativa, se mencionan entre otras facultades, el desistirse, transigir, comprometer en árbitros, articular y absolver posiciones, recusar, aceptar cesiones de bienes, recibir pagos, otorgar recibos y cancelaciones; ejercitar las acciones civiles, mercantiles y penales en representación de la misma sociedad, así como contestar demandas y continuar los procedimientos por todas sus instancias hasta su terminación; promover juicio de amparo, tramitarlo y desistirse de él, en la inteligencia de que dichos apoderados podrán ejercitar el mandato ante las Juntas de Conciliación y Arbitraje ya sean Locales o Federales, ante particulares y ante toda clase de autoridades administrativas o judiciales, inclusive de carácter federal, penal, ante Tribunales arbítrales y ante las Juntas de Conciliación y Arbitraje, Locales o Federales, Autoridades del Trabajo y Tribunales y/o Autoridades Fiscales; celebrar contratos colectivos o individuales de trabajo; hacer toda clase de denuncias, acusaciones y querellas en materia penal tanto del fuero local como federal; representar a la misma sociedad en cualquier proceso penal; constituirse coadyuvante del Ministerio Público, otorgar perdón al acusado cuando lo estime conveniente, presentar pruebas en los procesos de acuerdo con el artículo noveno del Código de Procedimientos Penales del Distrito Federal y sus correlativos de igual Código de los Estados de la República Mexicana.

2. **Poder General para actos de administración**, en los términos del párrafo segundo del citado artículo dos mil quinientos cincuenta y cuatro del Código Civil para el Distrito Federal y de sus correlativos de los demás Estados de la República Mexicana y del Código Civil Federal.

3. En su calidad de representantes y apoderados de la empresa, **Poder General para actos de administración en Materia Laboral**, a que se refieren los artículos once, seiscientos noventa y dos, fracciones II y III, seiscientos noventa y cuatro, seiscientos noventa y cinco, setecientos ochenta y seis, ochocientos setenta y cinco, ochocientos setenta y seis, especialmente las fracciones I, y VI, ochocientos setenta y dos, ochocientos setenta y ocho, ochocientos setenta y nueve, en relación con lo aplicable de las normas de los Capítulos XII y XVII del Título Catorce, todos de la Ley Federal del Trabajo en vigor, con las atribuciones, obligaciones y derechos que en materia de personalidad se refieren dichos dispositivos legales, en relación con el artículo quinientos veintitrés de la propia Ley Laboral.

4. **Poder General para actos de Dominio,** en los términos del artículo dos mil quinientos cincuenta y cuatro del Código Civil vigente para el Distrito Federal, y sus correlativos de los Códigos Civiles de los Estados de la República, con todas las facultades generales y las especiales que conforme a la Ley requieran cláusula especial, en el entendido que el presente poder general para actos de Dominio exclusivamente, deberán ser siempre ejercidas **mancomunadamente** el señor Enrique Hernández-Pons Torres con el señor Héctor Ignacio Hernández-Pons Torres.

5. **Poder General para otorgar, suscribir, avalar y endosar títulos de crédito,** en los términos del artículo noveno de la Ley General de Títulos y Operaciones de Crédito así como para verificar toda clase de operaciones bancarias y de comercio y abrir o cerrar cuentas corrientes en los bancos.

En general, podrán llevar a cabo los actos u operaciones que haga necesaria la naturaleza y el objeto del presente poder, pudiendo firmar cuantos documentos públicos o privados sean menester para su cabal cumplimiento.

6. Los apoderados podrán **sustituir total o parcialmente el presente mandato, otorgar poderes especiales y cartas poder y revocar las sustituciones y poderes que otorguen.**

SÉPTIMO. En el desahogo de este último punto del Orden del Día, los señores accionistas decidieron tomar por unanimidad de votos, el siguiente acuerdo:

Acuerdo No. 8: Se designa a la Lic. Ma. del Carmen Struck Cano y/o a la Lic. Edna Vargas Díaz y/o Sofía Lorena Correa Méndez, para que conjunta o separadamente y en nombre y representación de esta sociedad acudan ante el Notario Público de su elección a protocolizar las resoluciones tomadas por esta asamblea, para que obtengan la inscripción en el Registro Público de la Propiedad y del Comercio competente, del testimonio correspondiente y otorguen los poderes o facultades conferidos por esta asamblea y realicen cualquier otro trámite que se requiera a fin de dar cumplimiento a todos y cada uno de los acuerdos que en ella se tomaron.

No habiendo ningún otro asunto que tratar, el Presidente, después de un receso para la preparación y lectura de la presente acta, dio por terminada la Asamblea, firmándola para constancia junto con el Secretario y con los Comisarios.

HÉCTOR IGNACIO HERNÁNDEZ-PONS TORRES Presidente	MARTIN ERNESTO RAMOS ORTÍZ. Secretario.
FRANCISCO JAVIER SONÍ OCAMPO Comisario Propietario.	MARIO FERNÁNDEZ DÁVALOS. Comisario Propietario.

C.P. JOSÉ ROBERTO DANEL DÍAZ.
Presidente del Comité de Auditoria.

LISTA DE ASISTENCIA DE LA **ASAMBLEA GENERAL ORDINARIA ANUAL DE ACCIONISTAS** DE **GRUPO HERDEZ, S.A. DE C.V.**, CELEBRADA EL DÍA **25 DE ABRIL DE 2006**, A LAS 16:30 HORAS, EN SU DOMICILIO SOCIAL.

✡✡

ACCIONISTAS: **ACCIONES:**

(01)____________________________________ **97'320,001**
HECHOS CON AMOR, S.A. DE C.V.
R.F.C.: HAM-820607-VC0
Representada por: Ma. del Carmen Struck Cano.

(02)____________________________________ **126'395,930**
IXE CASA DE BOLSA, S.A. DE C.V., IXE GRUPO FINANCIERO.
R.F.C.: ICB-950503-QH4
Representadas por: Ma. del Carmen Struck Cano.

(03)____________________________________ **8,099**
GBM GRUPO BURSÁTIL MEXICANO, S.A. DE C.V.,
CASA DE BOLSA GRUPO FINANCIERO GBM
R.F.C.: GBM-880120-EJ8
Representada por: Ingrid Castillo Rodríguez, y/o Alberto Rodríguez Gobela y/o Eduardo Martínez del Río Tovar y/o Ricardo Gutiérrez Ortiz y/o Josué Isai Valdez Galicia y/o Alejandro Treviño Berlanca y/o Mauricio Santos Mayorga y/o Jimena Pérez de la Riva y/o Fernando Olvera Espinosa y/o Javier Mitrani Melgar y/o Ricardo Gutiérrez Ortiz y/o Eduardo Limón de la Borbolla y/o Arturo Tobías Torres y/o Alonso Cano Jáuregui y/o Everardo Camacho Alanis y/o Ivan Barona González y/o Fernando Enrique Portilla Soberon y/o Andrés Cuellar Davila.

(04)____________________________________ **132,836**
BANCO NACIONAL DE MÉXICO, S.A.
INTEGRANTE DEL GRUPO FINANCIERO BANAMEX, S.A. DE C.V.
R.F.C.: BNM-840515-VB1
Representada por: Alan Thomas Macias Dowling y/o Ana Paula Suárez Covian y/o Ernesto Rosales Carvajal y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Lidia Padilla Sánchez y/o Ricardo López Sánchez y/o Ricardo Velásquez López y/o Rodrigo Villanueva Bravo y/o Gabriel Lugo Iribe Alejandro Gallostra De Arredondo y/o Omar Saavedra Sánchez y/o Sandra Tinoco Rodríguez, Diego Laresgoti Matute y/o Daniel Rojas Vielman y/o Alfonso Ramos Sandoval y/o Luis Vallarino y/o Lizbeth Cruz Vera y/o Alejandro Díaz Guerrero.

(05)____________________________________ **163'451,516**
ACCIONES Y VALORES DE MÉXICO, S.A. DE C.V. CASA DE BOLSA.
R.F.C.: AVM-760909-UKO
Representada por: Alan Thomas Macias Dowling y/o Ana Paula Suárez Covian y/o Ricardo López Sánchez y/o Ricardo Velásquez López y/o Rodrigo Villanueva Bravo y/o Gabriel Lugo Iribe Alejandro Gallostra De Arredondo y/o Omar Saavedra Sánchez y/o Sandra Tinoco Rodríguez, Diego Laresgoti Matute y/o Daniel Rojas Vielman y/o Alfonso Ramos Sandoval y/o Luis Vallarino y/o Lizbeth Cruz Vera y/o Alejandro Díaz Guerrero.

(06)______________________________ **3'508,410**
BANCO NACIONAL DE MÉXICO, S.A.
INTEGRANTE DEL GRUPO FINANCIERO BANAMEX, S.A. DE C.V.
R.F.C.: BNM-840515-VB1
Representada por: Alan Thomas Macias Dowling y/o Ana Paula Suárez Covian y/o Ernesto Rosales Carvajal y/o Humberto Real Vázquez y/o Ismael Gutiérrez Medina y/o Lidia Padilla Sánchez y/o Ricardo López Sánchez y/o Ricardo Velásquez López y/o Rodrigo Villanueva Bravo y/o Gabriel Lugo Iribe Alejandro Gallostra De Arredondo y/o Omar Saavedra Sánchez y/o Sandra Tinoco Rodríguez, Diego Laresgoti Matute y/o Daniel Rojas Vielman y/o Alfonso Ramos Sandoval y/o Luis Vallarino y/o Lizbeth Cruz Vera y/o Alejandro Díaz Guerrero.

(07)______________________________ **39'877,019**
IXE CASA DE BOLSA, S.A. DE C.V., IXE GRUPO FINANCIERO.
R.F.C.: ICB-950503-QH4
Representada por: Mayra Eugenia Castillejos del Rey.

TOTAL:430'693,811

%: 99.69

Los suscritos designados Escrutadores para esta Asamblea, habiéndose realizado el escrutinio correspondiente y habiendo formulado la lista de asistencia de las personas presentes en este acto, **C E R T I F I C A N :** que se encuentra representado el 99.69 % de **431'999,963** acciones con derecho a voto del capital social de Grupo Herdez, S.A. de C.V., en la forma arriba indicada.

México, D. F. a 25 de abril de 2006.

E S C R U T A D O R E S :

Ma. del Carmen Struck Cano

Pedro G. Gracia Medrano Murrieta

HÉCTOR IGNACIO HERNÁNDEZ-PONS TORRES
Presidente.

MARTIN ERNESTO RAMOS ORTÍZ
Secretario.

C.P. FRANCISCO JAVIER SONÍ OCAMPO
Comisario.

C.P. MARIO FERNÁNDEZ DÁVALOS
Comisario.

C.P. ROBERTO DANEL DÍAZ.
Presidente del Comité de Auditoria.

Minute of the **GRUPO HERDEZ, S.A. DE C.V.**, General Ordinary Annual Shareholders' Meeting held in the social domicile in Mexico City at 4:30 pm on April 25, 2006.

Mr. Héctor Ignacio Hernandez-Pons Torres, President of the Board presided the meeting, and Mr. Ernesto Ramos Ortíz acted as Secretary, whom also is Secretary of the Board, being Francisco Javier Soní Ocampo and Mario Fernández Davalos, Proprietary Commissaries of the Board, present at this meeting.

The President proposed, and the members of the Board, after voting unanimously, appointed Miss Ma. del Carmen Struck Cano and Pedro Gerardo Gracia Medrano Murrieta as scrutinizers, whom proceeded to count the shares that the present shareholder's at the meeting own.

After verifying the computation of the shares that the present shareholder's at the meeting own, and according to the assistance list of the meeting, 430,693,811 (four hundred thirty million, six hundred ninety three thousand, eight hundred eleven) shares from the 431'999,963 (four hundred thirty one million, nine hundred ninety nine thousand nine hundred sixty three) shares of the social capital of the company that are voting stock where present, in other words 99.69% (ninety nine point sixty nine per cent); afterwards the President of the board declared the meeting legally installed and the agreements reached in it valid, according to the By Laws of the Company and the General Law of Business Associations.

The President of the Board read the following:

ORDER OF THE DAY:

1. Presentation, and if the case approval or modification of the report of the Board of Directors about the ongoing course of business of the Company in the fiscal year from January 1st, to December 31st, 2005, in compliance with articles 172 and 181 of the General Law of Business Associations, including the financial statements of the Company and the opinion of the Commissaries.
2. Presentation, and if the case approval of the Annual Report of the Auditing Committee regarding the Company's activities in the fiscal year of 2005, according to article 14 Bis 3, section V, a) of the Securities Mark Act and clauses 25, section a) and 23, section I) of the Company's by laws.
3. Study and approval, if the case, of the project of the application of results of the fiscal year from January 1st, to December 31st, 2005.
4. Designation or ratification, if the case, of the naming of the members of the Board of Directors and Commissaries of the Company and determination of emoluments.
5. Determination of the maximum amount of resources that the Company can designate to purchase shares for the fiscal year that ends December 31st, 2006, according to article 14 Bis 3 of the Securities Market Act.
6. Revision and if the case, update of powers of attorney.
7. Designation of special agents.

Once the members approved unanimously the Order of the Day, they discussed each point and agreed upon the following:

FIRST. Regarding the first matter of the Order of the Day, the President informed about ongoing course of the business and its affiliates, commenting on its financial situation and the changes in the corporate assets; he also explained the accounting criteria used to prepare the financial information. The results for the fiscal year from January 1st, to December 31st, 2005 where presented in compliance with articles 172 and 181 of the General Law of Business Associations.

Afterwards, Francisco Javier Soní Ocampo read the Commissaries report regarding the mentioned fiscal year.

The President of the Board, asked the Members of the Board to take a resolution regarding the report of the Board of Directors, taking into consideration the Commissaries Report, to which the Members of the Board voted unanimously upon the following:

Decree No. 1: In terms of articles 166, 172 and 181 of the General Law of Business Associations, the Board of Directors and Commissaries reports where approved, including the financial statements of the Company, regarding the ongoing course of business of the Company in the fiscal year that ended December 31st, 2005.

SECOND. According to the second issue of the Order of the Day, and in terms of article 14 Bis 3, section V, a) of the Securities Mark Act and clauses 25, section a) and 23, section I) of the Company's by laws, José Roberto Danel Díaz presented the Annual Report of the Auditing Committee regarding the Company's activities in the fiscal year of 2005. The Shareholders agreed upon the following:

Decree No. 2: The Annual Report of the Auditing Committee regarding the Company's activities in the fiscal year ended December 31, 2005 is unanimously approved, and a copy of this report will be added to this minute's file.

THIRD. In the third issue of the Order of the Day, the President presented to the Shareholders the project of the application of results of the fiscal year from January 1st, to December 31st, 2005, in the following terms:

PROFIT AND LOSS STATEMENT

	(Pesos)
Profit (loss) before taxes:	(296'603,831.51)
Internal revenue tax:	(3'959,381.83)
Net Utilities (loss):	300'563,213.34
Legal Reserve:	15'028,160.67
Profit (loss) after Legal Reserve:	**285'535,052.67**

After the presentation, the stockholders unanimously agreed upon the following:

Decree No. 3: The project regarding the application of results of the fiscal year from January 1st, to December 31st, 2005, was approved, and they agreed to transfer the loss amount to the utilities account of previous fiscal years.

FOURTH. Regarding the fourth matter of the Order of the Day, the Secretary proposed to the Shareholders the reelection of the Members of the Board and Vigilance Committee for the next fiscal year, presenting to the shareholders the corresponding list of the members of the Board.

After discussing the matter, the shareholders unanimously agreed upon:

Decree No. 4: The following list of the members of the Board and the Vigilance Committee presented by the Secretary was approved by the shareholders in the same terms as proposed:

Proprietary Members of the Board:

Héctor Hernández-Pons Torres	President and General Director
Enrique Hernández-Pons Torres	Vicepresidente and General Director
Flora Hernández-Pons de Merino	Member of the Board
Enrique Castillo Sánchez Mejorada	Member of the Board
Carlos Autrey Maza	Member of the Board
Eduardo Ortíz Tirado Serrano	Member of the Board
José Roberto Danel Díaz	Member of the Board
José Manuel Rincón Gallardo	Member of the Board
Luis Rebollar Corona	Member of the Board
M. Ernesto Ramos Ortiz	Secretary (not member of the Board)

Commissaries:

Proprietary	**Substitute**
Francisco Javier Soní Ocampo.	José Alfredo Hernández Linares.
Mario Fernández Dávalos.	Gustavo Astiazaran Orcí.

The Members of the Board present at the Meeting accepted their appointments, and the absent Members accepted their appointments in previous reports. The securities that were previousully granted remain in force.

As for the emoluments that shall be paid to the Members of the Board and Commissary unanimously agreed upon the following:

Decree No. 5: Regarding the emoluments that shall be paid to the members of the Board and Commissary, the shareholders unanimously agreed upon the payment of a $50.00 peso gold coin to each member of the Board and Commissary of the Company, at each Board of Directors Meeting and Board of Directors Committee Meeting they assist to.

FIFTH. According to the fifth matter of the Order of the Day, the President in compliance with article 14 Bis 3 of the Securities Market Act, proposed to approve as the maximum amount of resources that the Company can designate to purchase shares for the fiscal year that ends December 31st, 2006 the amount of $160'000,000.00 (One hundred sixty million pesos 00/100 M.N.); reaching the following:

Decree No. 6: The maximum amount of resources that the Company can designate to purchase shares for the fiscal year that ends December 31st, 2006, in compliance with article 14 Bis 3 of the Securities Market Act, is $160'000,000.00 (One hundred sixty million pesos 00/100 M.N.).

SIXTH. In the Sixth issue of the Order of the Day, the Secretary explained to the Shareholders that as time has past, it has been necessary to ratify some powers of attorney that were granted as early as the Company was founded, for which he presented to the Shareholders the proposal for such powers of attorney. The Shareholders unanimously decided:

Decree No. 7: The following powers of attorney are granted to Héctor Ignacio Hernández-Pons Torres and Enrique Hernández-Pons Torres, to exercise them jointly or separately, with the following specifications:

a) General Power of attorney for litigation cases or collection cases, conferring all general and special faculties for which special clauses are required by law according to the first paragraph of article two thousand fifty four of the Civil Code for the Federal District of Mexico, granting them to exercise each and every faculty mentioned in article two thousand eighty seven of the same Civil Code, conferring them express power to formulate accusations and criminal charges and to contribute with the District Attorney Office, constitute itself as a civil party and to grant pardon if considered necessary, also to obtain protection from Federal Courts and to abandon the action, authorizing them to withdraw from lawsuits, extend powers to Arbitrators, to formulate and answer interrogations, to assign property in favor of creditors, to reject, to collect payments, and for all other activities determined by Law, also being authorized to act in the name of the company and to appear in court and represent the company with federal, state or municipal, Civil, Criminal, Administrative and Labor Authorities, Arbitration Courts, Syndicates, Public Decentralized Organisms, and in general any Authority or Corporation created o recognized by any Law or Court.

b) The agents are designated as legal representatives of the Company, according to article eleven of the Federal Labor Law. For the same reason, and adding to other authorizations granted in this power of attorney, they are granted faculties to act as legal representatives of the company before Administrative Authorities o Labor Authorities, in any document, diligence, hearing or subpoena, and specially, they will represent the company in Conciliation and Arbitration hearings, and formulate and answer interrogations in confessional testimonies.

c) General and ample power for administration acts, in terms of article two thousand fifty four, second paragraph of the Civil Code of the Federal District Mexico.

d) General power to give, subscribe, to endorse and to indorse all kinds of credit instruments in terms of article nine of the General Law of Business Associations.

e) Faculty to give general and special powers of attorney and to revoke or substitute the ones already given.

f) Faculty for acts of Dominium, in terms of article 2554 of the Civil Code for the Federal District of México, and corresponding articles of the rest of the Mexican States, in the understanding that such power shall be exercised joint and severally by Héctor Ignacio Hernández-Pons Torres and Enrique Hernández-Pons Torres

SEVENTH. In the seventh issue of the Order of the Day, the shareholders unanimously agreed upon the following:

Decree No. 8: Maria del Carmen Struck Cano, and/or Edna Vargas Díaz, and/or Sofía Lorena Correa Méndez are designated and authorized, if necessary, to have the Notary Public of their election notarize this minute, and to issue the simple and certified copies required, and in general to adopt any and all measures so that the resolutions adopted in this meeting are legally executed.

Because their was no other matter to discuss, the meeting was temporary suspended for the elaboration of this minute, which was read and signed by the President, Secretary and Commissaries.

HÉCTOR IGNACIO HERNÁNDEZ-PONS TORRES
President

MARTIN ERNESTO RAMOS ORTÍZ.
Secretary

FRANCISCO JAVIER SONÍ OCAMPO
Proprietary Commissary

MARIO FERNÁNDEZ DÁVALOS.
Proprietary Commissary

C.P. JOSÉ ROBERTO DANEL DÍAZ.
President of the Auditing Committee